EXHIBIT 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF MOGO INC.

TO BE HELD JANUARY 15, 2021

AND

MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE PROPOSED ACQUISITION OF CARTA SOLUTIONS HOLDING CORPORATION

These materials are important and require your immediate attention. The shareholders of Mogo Inc. are required to make important decisions. If you have questions as to how to deal with these documents or the matters to which they refer, please contact your financial, legal or other professional advisor.

THE TRANSACTION AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UPON RELIANCE ON AN EXEMPTION FROM REGISTRATION UNDER SECTION 3(a)(10) OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES AUTHORITY OF ANY U.S. STATE OR CANADIAN PROVINCE OR TERRITORY NOR HAS ANY OF THEM PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTION OR THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOVEMBER 27, 2020

401 West Georgia Street, Suite 2100

Vancouver, British Columbia

V6B 5A1

Dear Shareholder:

You are cordially invited to attend a special meeting (the “Meeting”) of the holders of common shares (the “Mogo Shareholders”) of Mogo Inc. (“Mogo”) to be held virtually via audiocast, due to the ongoing COVID-19 global pandemic, on January 15, 2021 at 1:00 p.m. (Vancouver Time) / 4:00 p.m. (Toronto Time).

At the Meeting, you will be asked to consider and vote upon a proposed acquisition of all of the issued and outstanding securities of Carta Solutions Holding Corporation, also known as Carta Worldwide (“Carta”) by Mogo (the “Transaction”), in consideration for the issuance of an aggregate of 10,000,000 common shares of Mogo (the “Mogo Shares”), subject to potential downward adjustments at closing based on the working capital and cash positions of Carta.

In order to become effective, the Transaction must be approved, pursuant to the rules of the Toronto Stock Exchange (the “TSX”), by a resolution passed by at least 50% of the votes cast by Mogo Shareholders present in person or represented by proxy at the Meeting. In addition, the Transaction is subject to the approval of the holders of Carta securities, and to receipt of required regulatory approvals, including the approval of the TSX and the Ontario Superior Court of Justice (the “Court”), and other customary closing conditions, all of which are described in more detail in the accompanying management information circular (the “Circular”).

The Transaction does not result in a change of control of Mogo and allows Mogo to expand into the global B2B fintech market. The Transaction results in a business combination that will turn Mogo into one of Canada's largest vertically integrated fintech companies. Following the Transaction, it is anticipated that Carta will become a wholly-owned subsidiary of Mogo that will continue to operate on a substantially separate basis. Mogo's management team believes that the Transaction will enhance Mogo's position as a leading fintech company, accelerate the growth of its subscription and transaction-based revenue, and expand Mogo's total addressable market into the $2.5 trillion global payments business. Upon completion of the Transaction, based on the assumptions set out in the Circular, Carta securityholders will own approximately 18% of Mogo's fully diluted shares on a pro forma basis. The Mogo Shares issuable pursuant to the Transaction will be issued to an intermediary limited partnership that will hold such Mogo Shares for a period of time before facilitating the ultimate distribution of the Mogo Shares to Carta securityholders upon the occurrence of certain triggering or “crystallizing” events, as more particularly described in the Circular.

The Mogo board of directors (the “Mogo Board”) has reviewed the terms and conditions of the Transaction and the ancillary transactions contemplated thereunder. After careful consideration of the advice of legal advisors and such other matters as it considered relevant, the Mogo Board has unanimously concluded that the Transaction, including the issuance of the Mogo Shares, is in the best interests of Mogo and has approved the Transaction and authorized its submission to the Mogo Shareholders for approval. Accordingly, the Mogo Board unanimously recommends that the Mogo Shareholders vote FOR the Transaction.

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The accompanying notice of meeting and Circular contain a detailed description of the Transaction and include certain other information to assist you in considering the matters to be voted upon. You are urged to carefully consider all of the information in the accompanying Circular, including the documents incorporated by reference. If you require assistance, you should consult your financial, legal, or other professional advisor.

Your vote is important regardless of the number of Mogo Shares you own.

Voting

If you are a registered Mogo Shareholder and are unable to be present in person at the Meeting, we encourage you to vote by completing the enclosed form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-263-9524, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof. Alternatively, you may submit your vote via the internet at www.investorvote.com, or by telephone at 1-866-732-8683 (toll free in North America). Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

If you are not registered as the holder of your Mogo Shares but hold your Mogo Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary in order to vote your Mogo Shares. See the section in the Circular entitled “General Proxy Information — Voting by Registered and Non-Registered Mogo Shareholders” for further information on how to vote your Mogo Shares.

While certain matters, such as the receipt of Court approval and Carta securityholder approval, are beyond the control of Mogo, if the resolution approving the Transaction is passed by the requisite majority of Mogo Shareholders at the Meeting, and the other conditions to closing are satisfied, it is anticipated that the Transaction will be completed and become effective on or about January 25, 2021.

If you have any questions or require more information with regard to voting your Mogo Shares, please contact Computershare by telephone toll free in North America at 1-800-564-6253 or outside of North America, collect, at 514-982-7555, or by email to service@computershare.com.

On behalf of Mogo, we would like to thank you for your continued support as we proceed with this important transaction.

Sincerely,

“David Feller”

Chief Executive Officer and Board Chair

Mogo Inc.

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MOGO INC.

(the “Company”)

401 West Georgia Street, Suite 2100

Vancouver, British Columbia

V6B 5A1

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders of common shares of the Company (the “Mogo Shareholders”) will be held virtually via audiocast, due to the ongoing COVID-19 global pandemic, on Friday, January 15, 2021 at 1:00 p.m. (Vancouver Time) / 4:00 p.m. (Toronto Time) for the following purpose:

1.

to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution (the “Transaction Resolution”), substantially in the form set forth in Appendix A to the accompanying Management Information Circular (the “Circular”), approving the acquisition by the Company of all of the outstanding securities of Carta Solutions Holding Corporation (“Carta”) by way of a plan of arrangement involving, among others, Carta, the Company and the holders of securities of Carta under Section 192 of the Canada Business Corporations Act (the “Transaction”), all in accordance with the terms of the arrangement agreement dated November 17, 2020, and the transactions contemplated therein, including the issuance of 10,000,000 common shares of the Company as consideration for the Transaction, subject to potential downward adjustments at closing based on the working capital and cash positions of Carta; and

2.	to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

It is a condition to the completion of the Transaction that the Transaction Resolution be approved at the Meeting. If the Transaction Resolution is not approved by Mogo Shareholders at the Meeting, the Transaction will not be completed. To be effective, the Transaction Resolution must be approved by at least a majority of the votes cast on the Transaction Resolution by Mogo Shareholders at the Meeting in accordance with the requirements of Section 611(c) of the TSX Company Manual.

In light of the ongoing public health crisis related to the COVID-19 outbreak, and in order to comply with the measures imposed by the federal and provincial governments, the Meeting will be conducted as a virtual-only meeting. Registered Mogo Shareholders (as defined in the Circular) and duly appointed proxyholders can attend the meeting by way of the live webcast that will be available at https://web.lumiagm.com/235024637. The Company may take additional precautionary measures in relation to the Meeting in response to further COVID-19 developments and Shareholders are asked to visit the Company’s website at investors.mogo.ca for updates prior to the Meeting.

This notice is accompanied by the Circular, and either a form of proxy for a registered Mogo Shareholder or a voting instruction form for a beneficial Mogo Shareholder.

The Mogo board of directors has fixed November 27, 2020 as the record date for determining Mogo Shareholders who are entitled to receive notice of and vote at the Meeting.

In order for a registered Mogo Shareholder to be represented by proxy at the Meeting, the registered Mogo Shareholder must complete and submit the enclosed form of proxy or other appropriate form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-263-9524, not later than 1:00 p.m. (Vancouver Time) / 4:00 p.m. (Toronto Time) on Wednesday, January 13, 2021. Alternatively, you may submit your vote via the internet at www.investorvote.com, or by telephone at 1-866-732-8683 (toll free in North America).  Proxies received after this deadline but prior to the commencement of the Meeting may be accepted at the discretion of the Chair of the Meeting.

Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend. In all cases, you should ensure that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof, at which the proxy is to be used.

If you are not a registered Mogo Shareholder, please refer to the section in the Circular entitled “General Proxy Information — Voting by Registered and Non-Registered Mogo Shareholders” for information on how to vote your Mogo shares.

DATED at Vancouver, British Columbia this 27th day of November, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David Feller”

David Feller

Chief Executive Officer and Board Chair

Mogo Inc.

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TABLE OF CONTENTS

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR	3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS	4

NOTE TO UNITED STATES SECURITYHOLDERS	5

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	6

SUMMARY	6
The Meeting	6
Record Date	6
Purpose of the Meeting	6
The Companies	6
Background to the Transaction	7
Result of the Transaction	7
The Transaction	7
Consideration Under the Transaction	7
Management Incentive Plan	8
Recommendations of the Mogo Board	8
Voting Support Agreements	9
Completion of the Transaction – Effective Time	9
Conditions to the Transaction	9
Non-Solicitation of Carta Acquisition Proposals	9
Court Approval	10
Termination of the Arrangement Agreement	10
Risk Factors	10

GLOSSARY OF TERMS	11

INFORMATION CONCERNING THE MEETING	21
Purpose of the Meeting	21
Date, Time and Place of Meeting	21
Solicitation of Proxies	22

GENERAL PROXY INFORMATION	23
Appointment and Revocation of Proxies	23
Notice and Access	24
Exercise of Discretion by Proxies	24
Voting by Registered and Non-Registered Mogo Shareholders	24
Distribution to Objecting Beneficial Owners or OBOs	25
Quorum	26

(i)

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	26

PARTICULARS OF MATTERS TO BE ACTED UPON	26
The Transaction	26
Background	26
Strategic Rationale	28
Recommendations of the Mogo Board	28
Approval of the Transaction Resolution	28
Approval of the Carta Securityholder Resolution	29
Court Approval of the Transaction	29
Voting Support Agreements	29
Interim Order	29
Final Order	30
Mogo Shareholder Approval	30
Completion of the Transaction	30
The Arrangement Agreement	30
Shareholdings Upon Completion of the Transaction	45
Expenses of the Transaction	46
Regulatory Law Matters and Securities Law Matters	46
Risks Associated with the Transaction	46
Other Business	48

INFORMATION CONCERNING CARTA	48

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	48

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	48

AUDITORS	48

ADDITIONAL INFORMATION	48

APPROVAL OF DIRECTORS	49
APPENDIX A – TRANSACTION RESOLUTION	A-1
APPENDIX B – INFORMATION CONCERNING CARTA	B-1
APPENDIX C – FINANCIAL STATEMENTS OF CARTA	C-1
APPENDIX D – MANAGEMENT’S DISCUSSION AND ANALYSIS OF CARTA	D-1

(ii)

MOGO INC.

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Mogo Inc. (“Mogo”). The accompanying form of proxy is for use at the special meeting (the “Meeting”) of Mogo Shareholders to be held on January 15, 2021 and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain defined terms used in this Circular can be found starting on page 11 of this Circular.

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

The information contained in this Circular, unless otherwise indicated and except that information in documents incorporated by reference, is given as of November 27, 2020 (the “Record Date”).

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should not be considered or relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein should, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement and the Carta Limited Partnership Agreement are qualified in their entirety by reference to the complete text of each document. A copy of the Arrangement Agreement may be found under Mogo's profile on SEDAR at http://www.sedar.com and with the SEC at www.sec.gov, and copies of the agreed forms of the Plan of Arrangement and the Carta Limited Partnership Agreement are attached to the Arrangement Agreement as Schedule B and Appendix A to Schedule B, respectively. You are urged to carefully read the full text of these documents.

Information contained in this Circular should not be construed as legal, tax or financial advice and Mogo Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

THE TRANSACTION AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR THE SECURITIES AUTHORITY OF ANY U.S. STATE OR CANADIAN PROVINCE OR TERRITORY NOR HAVE ANY OF THEM PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Information Contained in this Circular Regarding Carta Solutions Holding Corporation

The information concerning Carta Solutions Holding Corporation, also known as Carta Worldwide (“Carta”) and its affiliates and subsidiaries contained in this Circular has been provided by Carta for inclusion in this Circular. In the Arrangement Agreement, Carta provided a covenant to Mogo that it would ensure that no such information will contain any untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained in this Circular regarding Carta and its subsidiaries, including the Carta Securities, not misleading in light of the circumstances in which they are made. Although Mogo has no knowledge that would indicate that any statements contained herein relating to Carta or its subsidiaries taken from or based upon such information provided by Carta are untrue or incomplete, neither Mogo nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Carta, its affiliates and the Carta Securities or for any failure by Carta to disclose facts or events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Mogo.

For further information regarding Carta, see also Appendix B.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS

This Circular and the documents incorporated by reference into this Circular contain forward-looking statements that relate to Mogo's current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Mogo has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to statements and information concerning: the Transaction; covenants of Mogo and Carta; the timing for the implementation of the Transaction and the potential benefits of the Transaction; the likelihood of the Transaction being completed; principal steps of the Transaction; statements relating to the business and future activities of, and developments related to Mogo and Carta after the date of this Circular and before the Effective Time and to and of Carta after the Effective Time; Mogo Shareholder Approval, Carta Securityholder Approval and Court approval of the Transaction; Regulatory Approval of the Transaction; the market position and future financial or operating performance of Carta; the exchange of Carta Shares, 2019 Notes and 2020 Notes for Carta Limited Partnership Units upon completion of the Transaction; Carta's expansion into the United States market and acquisition of required certifications to enter into the United States market; the impact of the COVID-19 pandemic on Carta's transactional volume; Carta's expansion into the Japan market; the growth of Carta's transactional revenue as a percentage of Carta's total revenue; Carta's top customer transitioning to in-house processing and Carta's plan to offset subsequent lost revenue; the cancellation of Carta Options upon completion of the Transaction; Carta's intention to draw on the balance of the 2020 Notes; Carta's intention to retain its earnings; risk factors relating to Carta's business; and other information regarding Carta contained in Appendix B of this Circular.

These forward-looking statements are based on the beliefs of the management of Mogo or Carta, as the case may be, as well as on assumptions which such management believes to be reasonable, based on information currently available at the time such statements were made. However, there can be no assurance that forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Transaction, including Mogo Shareholder Approval and Carta Securityholder Approval of the Transaction, and the approval of the Transaction by the Court; the receipt of the required governmental and regulatory approvals and consents, and the timing of the receipt thereof; general business and economic conditions; that the anticipated benefits of the Transaction will be achieved; market competition; and tax benefits and tax rates.

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Although Mogo believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and Mogo cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to Mogo's expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed elsewhere in this Circular, including but not limited to: Mogo could fail to complete the Transaction or the Transaction may be completed on different terms; the Transaction may divert the attention of Mogo's management; the Arrangement Agreement may be terminated in certain circumstances; Mogo and Carta may not realize the benefits of the Transaction; Mogo will incur substantial transaction-related costs; market reaction to the Transaction; and risks related to the integration of Mogo's and Carta's operations.

This list is not exhaustive of the factors that may affect any of forward-looking statements of Mogo or Carta. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Circular generally and certain economic and business factors, some of which may be beyond the control of Mogo or Carta. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in Mogo's annual information form dated March 27, 2020 and as well as those factors detailed from time to time in Mogo's interim and annual financial statements and MD&A relating to those statements, all of which are filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov and under the headings “Particulars Of Matters To Be Acted Upon – The Arrangement Agreement – Risks Associated with the Transaction” and “Risk Factors” in Appendix B to this Circular. Mogo and Carta do not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable Law. For all of these reasons, Mogo Shareholders should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES SECURITYHOLDERS

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the Exchange Act by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” (as defined in Rule 3b-4 under the Exchange Act). Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Mogo Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the Exchange Act.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles, auditing and auditor independence standards, respectively, in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

Information concerning the assets and operations of Mogo and Carta has been prepared in accordance with the requirements of Canadian Securities Laws, which may differ from the requirements of United States Securities Laws.

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The enforcement by Mogo Shareholders of civil liabilities under United States Securities Laws may be affected adversely by the fact that each of Mogo and Carta is incorporated outside the United States, that some or all of its officers and directors and the experts named herein are residents of a foreign country and that some or all of their respective assets and the aforementioned persons are located outside the United States. As a result, it may be difficult or impossible for Mogo Shareholders to effect service of process within the United States upon Mogo or Carta, its officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” laws of any state within the United States. In addition, Mogo Shareholders should not assume that the courts of Canada (a) would allow them to sue Mogo, its officers or directors, or the experts named herein in the courts of Canada, (b) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” laws of any state within the United States, or (c) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” laws of any state within the United States.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Carta's financial statements included herein are reported in Canadian dollars and have been prepared in accordance with IFRS. References in this Circular to $ or CAD$ are to Canadian dollars.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular and the attached Appendices, all of which are important and should be reviewed carefully. Capitalized terms used but not defined in this summary have the meanings ascribed to them in the Glossary of Terms or elsewhere in this Circular.

The Meeting

The Meeting will be held virtually via audiocast due to the ongoing COVID-19 global pandemic on January 15, 2021 at 1:00 p.m. (Vancouver Time) / 4:00 p.m. (Toronto Time).

Record Date

Only Mogo Shareholders of record as of the close of business on November 27, 2020 will be entitled to receive notice of the Meeting and vote at the Meeting, or any adjournment or postponement thereof.

Purpose of the Meeting

The primary purpose of the Meeting is to consider the Transaction Resolution. For more information, see “Information Concerning The Meeting – Purpose of the Meeting”.

The Companies

Mogo is a “reporting issuer” in all the provinces and territories of Canada and is listed on the TSX and NASDAQ. Mogo is a financial technology company focused on empowering consumers with innovative digital financial solutions. Mogo offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. Users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. Members can also easily buy and sell bitcoin 24/7 through the Mogo app, as well as participate in Mogo's new bitcoin rewards program. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision to gamify financial health and become the go-to financial app for the next generation of Canadians.

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Carta is a leader in providing next-generation digital payments solutions. Carta offers a modern issuer processor platform that is the engine behind innovative fintech companies and products around the globe, empowering over 100 card programs and providing vital processing technology to industry leaders like TransferWise, Sodexo, Payfare, and more. Founded in 2007, Carta's management team has decades of payments and technology industry experience. Carta has approximately 70 employees and currently operates in Europe, Asia and Canada and has started its expansion into the US market. See “Information Concerning Carta” in Appendix B of this Circular.

Background to the Transaction

A summary of the material events leading up to the negotiation of the Arrangement Agreement and the material meetings, negotiations and discussions between Mogo and Carta that preceded the execution and public announcement of the Arrangement Agreement are included in this Circular under the heading “Particulars Of Matters To Be Acted Upon – The Transaction – Background”.

Result of the Transaction

Under the terms of the Arrangement Agreement, Mogo will acquire all of the issued and outstanding securities of Carta in exchange for the issuance of 10,000,000 common shares in Mogo (the “Mogo Shares”), subject to the Closing Adjustment, to be issued to the Carta Limited Partnership, an intermediary limited partnership that will distribute the Mogo Shares to Carta Securityholders all in accordance with the Plan of Arrangement and the Carta Limited Partnership Agreement. Upon completion of the Transaction, Carta will become a wholly-owned subsidiary of Mogo.

The Transaction

The Transaction will be implemented by way of the Plan of Arrangement, subject to and pursuant to the terms and conditions of the Arrangement Agreement. Implementation of the Transaction is subject to a number of conditions, including Mogo Shareholder Approval, Carta Securityholder Approval and the approval of the Court under the CBCA. A copy of the Arrangement Agreement may be found under Mogo's company profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a summary of the principal provisions of the Arrangement Agreement, see “Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement”.

The Transaction Resolution requires approval by at least 50% of the votes cast by Mogo Shareholders present in person or represented by proxy at the Meeting.

Should Mogo Shareholders fail to approve the Transaction Resolution by the requisite majority, the Transaction will not be completed.

Consideration Under the Transaction

Pursuant to the Transaction, Mogo will issue 10,000,000 Mogo Shares (subject to the Closing Adjustment) to the Carta Limited Partnership in exchange for all of the issued and outstanding securities of Carta.

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All Carta Securityholders, other than holders of Carta Options, will become Carta Limited Partners pursuant to the Plan of Arrangement. All Mogo Shares that form part of the Consideration will be held by the Carta Limited Partnership until a date that is no later than 30 days after the Crystallization Date, on which date the Consideration will be distributed to the Carta Limited Partners pursuant to the Waterfall, except that the former holders of Carta 2019 Notes will be entitled to receive their respective portion of the Consideration attributable to such Carta 2019 Notes on December 31, 2021 if the Crystallization Date has not occurred prior to such date. Pursuant to the Plan of Arrangement, all outstanding Carta Options will be cancelled in exchange for nominal consideration of $0.00001 per Carta Option. Holders of Carta Options will not receive any interest in the Carta Limited Partnership in exchange for such Carta Options.

After distribution of Mogo Shares to Carta Limited Partners by the Carta Limited Partnership, except in certain circumstances, 1/3 of such Mogo Shares (other than Mogo Shares distributed to the former holders of Carta 2019 Notes in respect of such Carta 2019 Notes) will be restricted from trading for a period of three months following distribution and 1/3 of such Mogo Shares (other than Mogo Shares distributed to the former holders of Carta 2019 Notes in respect of such Carta 2019 Notes) will be restricted from trading for a period of six months following distribution.

In addition, if any Carta Limited Partner (including any former holder of Carta 2019 Notes) wishes to sell, assign, dispose or otherwise deal with 100,000 or more Mogo Shares distributed to it by the Carta Limited Partnership, then it will provide Mogo with 72 hours' notice in order to allow Mogo the opportunity to place such Mogo Shares with a purchaser, unless the average daily trading volume of the Mogo Shares on the TSX in the 30 days preceding such transaction is 2,000,000 Mogo Shares or greater, or such disposition occurs after March 31, 2023.

For more information, see “Particulars Of Matters To Be Acted Upon – The Transaction – Plan of Arrangement and the Carta Limited Partnership”.

Management Incentive Plan

Certain members of Carta's management are holders of Carta Common Shares pursuant to the Management Incentive Plan (the “MIP Holders”) and will receive, directly or indirectly, Class D (MIP) Units in exchange for such Carta Common Shares pursuant to the Plan of Arrangement. A two-step exchange of Carta Common Shares and subsequent distribution of Mogo Shares is contemplated for MIP Holders, such that MIP Holders have an incentive to remain as employees of Mogo or a subsidiary of Mogo following the Effective Date. As a result of this two-step exchange, 50% of the Consideration otherwise payable to a MIP Holder (as a former holder of Carta Common Shares) will only be received by such MIP Holder if that MIP Holder remains employed by Mogo or a subsidiary of Mogo on the date that is three years from the Effective Date. For more information, see “Particulars Of Matters To Be Acted Upon – The Transaction – Management Incentive Plan”.

Recommendations of the Mogo Board

After careful consideration of the advice of legal advisors and such other matters as it considered relevant, the Mogo Board determined that the execution, delivery and performance of its obligations under the Arrangement Agreement and the completion of the Transaction is in the best interests of Mogo.

Accordingly, the Mogo Board recommends that the Mogo Shareholders vote FOR the Transaction Resolution.

For more information, see “Particulars Of Matters To Be Acted Upon – The Transaction – Recommendations of the Mogo Board”.

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Voting Support Agreements

On November 17, 2020, each of the directors and certain Carta Securityholders entered into Carta Voting Support Agreements with Mogo, pursuant to which they have agreed, on and subject to the terms thereof, among other things, to vote their Carta Securities in favour of the Carta Securityholder Resolution and in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement. As of the Record Date, over 68% of each class of Carta Securities were subject to the Carta Voting Support Agreements.

Completion of the Transaction – Effective Time

Completion of the Transaction is expected to occur on or about January 25, 2021; however, completion of the Transaction is dependent on many factors, some of which are beyond the control of Mogo and Carta, and it is not possible at this time to determine precisely when or if the Transaction will become effective. It is possible that completion may be delayed if the conditions to completion of the Transaction cannot be met on a timely basis. For more information, see “Particulars Of Matters To Be Acted Upon – The Transaction – Completion of the Transaction”.

Conditions to the Transaction

Completion of the Transaction is subject to a number of specified conditions being met as of the Effective Time, including, but not limited to:

•	the Mogo Shareholder Approval being obtained at the Meeting;

•

each of the Interim Order and Final Order being obtained on terms consistent with the Arrangement Agreement, and not having been set aside or modified in a manner unacceptable to either Mogo or Carta, each acting reasonably;

•	the Carta Securityholder Approval being obtained at the Carta Securityholder Meeting; and

•	certain third-party consents being obtained on terms that are acceptable to Mogo and/or Carta, acting reasonably, and not withdrawn or modified.

Notwithstanding the foregoing, the Transaction Resolution proposed for consideration by the Mogo Shareholders authorizes the Mogo Board, without further notice or approval of Mogo Shareholders, to amend the terms of the Arrangement Agreement or the Plan of Arrangement or to decide not to proceed with the Transaction, at any time prior to the Effective Time. See Appendix A for the text of the Transaction Resolution.

See “Particulars Of Matters To Be Acted Upon – The Arrangement Agreement – Conditions to the Completion of the Transaction”.

Non-Solicitation of Carta Acquisition Proposals

Pursuant to the Arrangement Agreement, Carta has agreed not to solicit, initiate, encourage or facilitate any Carta Acquisition Proposals. However, the Carta Board does have the right to consider and accept a Carta Superior Proposal under certain conditions. Mogo has the right to offer to amend the terms of the Arrangement Agreement in response to any Carta Acquisition Proposal that the Carta Board has determined is a Carta Superior Proposal in accordance with the Arrangement Agreement. If Carta accepts a Carta Superior Proposal and terminates the Arrangement Agreement, Carta must pay Mogo the Carta Termination Fee. Subject to certain conditions described herein, Carta may also be required to pay Mogo the Carta Termination Fee upon the acceptance of a Carta Acquisition Proposal.

See “Particulars Of Matters To Be Acted Upon – The Arrangement Agreement – Carta Non-Solicitation Covenant”.

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Court Approval

The Transaction requires Court approval under the CBCA. On or before December 18, 2020, Carta intends on obtaining the Interim Order, providing for, among other things, the calling and holding of the Carta Securityholder Meeting. Following receipt of Carta Securityholder Approval and Mogo Shareholder Approval, Carta intends to make application to the Court for the Final Order at 12:30 p.m. (Toronto time) on January 18, 2021, or as soon thereafter as counsel may be heard, or at any other date and time as the Court may direct.

The Court may approve the Transaction either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

Termination of the Arrangement Agreement

The Arrangement Agreement may at any time before or after the holding of the Meeting, and before or after the granting of the Final Order, be terminated and the Plan of Arrangement withdrawn by direction of the Mogo Board without further action on the part of the Mogo Shareholders.

In certain circumstances, Mogo is entitled to receive the Carta Termination Fee from Carta, including termination:

(a)	by Mogo if Carta breaches its covenants regarding non-solicitation;

(b)	by Carta if the Carta Board authorizes Carta to enter into a Carta Superior Proposal;

(c)

by Mogo or Carta, subject to certain conditions, if the Carta Securityholder Approval is not obtained at the Carta Securityholder Meeting or the Effective Time does not occur on or prior to the Outside Date; or

(d)	by Mogo or Carta if the Carta Securityholder Approval is not obtained at the Carta Securityholder Meeting if prior to the Carta Securityholder Meeting there has occurred a Carta Change in Recommendation.

See “Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Carta Termination Fee”.

Risk Factors

Mogo Shareholders should carefully consider the risk factors relating to the Transaction. Some of these risks include, but are not limited to: Mogo could fail to complete the Transaction or the Transaction may be completed on different terms; the Transaction may divert the attention of Mogo's management; the market price for the Mogo Shares may decline; the Arrangement Agreement may be terminated in certain circumstances; Mogo and Carta may not realize the benefits of the Transaction; Mogo will incur substantial transaction-related costs; market reaction to the Transaction; risks related to the integration of Mogo's and Carta's operations; and the Transaction may have certain tax consequences. See “Particulars Of Matters To Be Acted Upon – The Arrangement Agreement – Risks Associated with the Transaction” and section entitled “Risk Factors” in Appendix B of this Circular for additional information.

Additional risks and uncertainties, including those currently unknown or considered immaterial by Mogo, may also adversely affect the Mogo Shares, the Carta Securities or the business of Mogo or Carta following the Transaction. In addition to the risk factors relating to the Transaction set out in this Circular, Mogo Shareholders should also carefully consider the risk factors associated with the business of Mogo set forth in the section entitled “Risk Factors” of Mogo's annual information form dated March 27, 2020, which is filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov and the risk factors associated with the business of Carta outlined under the heading “Risk Factors” in Appendix B of this Circular.

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GLOSSARY OF TERMS

In this Circular and accompanying Notice of Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“2019 Notes” or “Carta 2019 Notes”	means the $3.0 million aggregate principal amount of notes issued by Carta in December 2019 and January 2020.
“2019 Noteholders”	means the holders of the 2019 Notes.
“2020 Notes” or “Carta 2020 Notes”

means the $750,000 aggregate million principal amount of notes issued by Carta on July 29, 2020 together with the additional $750,000 aggregate principal amount of notes anticipated to be issued by Carta in January 2021.

“2020 Noteholders”	means the holders of the 2020 Notes.
“affiliate”	has the meaning ascribed to that term in National Instrument 45-106 – Prospectus Exemptions.
“Arrangement”

means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Agreement”

means the Arrangement Agreement dated as of November 17, 2020 between Mogo and Carta, together with the schedules attached thereto, as the same may be amended, supplemented or otherwise varied from time to time in accordance with its terms.

“Business Day”	means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Vancouver, British Columbia.
“Canadian Securities Administrators”	means the voluntary umbrella organization of Canada's provincial and territorial securities regulators.
“Carta”	means Carta Solutions Holding Corporation, a corporation existing under the federal laws of Canada, also known as Carta Worldwide.
“Carta Acquisition Proposal”

means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only Carta and one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry (written or oral) from any person or group of persons other than Mogo (or any affiliate of Mogo and/or any one or more of its wholly-owned subsidiaries) after the date of the Arrangement Agreement, whether or not delivered to the shareholders of Carta, relating to: (a) any sale or disposition (or any long term licensing agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Carta and its subsidiaries or of 20% or more of the voting or equity securities of Carta or any of its subsidiaries (or rights or interests in such voting or equity securities) whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of Carta and its subsidiaries; (b) any take-over bid, exchange offer or other transaction that, if consummated, would result in such person or group of persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of Carta on a partially diluted basis; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving Carta or any of its Material Subsidiaries (as such term is defined in the Arrangement Agreement); or (d) any other similar transaction or series of transactions involving Carta or any of its subsidiaries.

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“Carta Board”	means the board of directors of Carta.
“Carta Board Recommendation”

means a statement that the Carta Board has unanimously, after receiving legal advice, determined that the Carta Securityholder Resolution is in the best interests of Carta and recommends that the Carta Securityholders vote in favour of the Carta Securityholder Resolution.

“Carta Change in Recommendation”

occurs or is made when, (i) the Carta Board or any committee of the Carta Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) Business Days (and in any case prior to the Carta Securityholder Meeting) after having been requested in writing by Mogo to do so, the Carta Board Recommendation, or (ii) the Carta Board or any committee of the Carta Board takes no position or a neutral position with respect to a Carta Acquisition Proposal for more than five (5) Business Days after first learning of a Carta Acquisition Proposal, or (iii) the Carta Board or any committee of the Carta Board takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Carta Board or a committee of the Carta Board does not support the Transaction and the Arrangement Agreement or does not believe that the Transaction and the Arrangement Agreement are in the best interests of the Carta Securityholders, or (iv) the Carta Board or any committee of the Carta Board resolves or proposes to take any of the foregoing actions.

“Carta Circular Mailing Date”	means the date on which the management information circular of Carta is mailed to Carta Securityholders in respect of the Carta Securityholder Meeting.
“Carta Common Shares”	means common shares in the capital of Carta.
“Carta General Partner”	has the meaning specified under the heading “Particulars Of Matters To Be Acted Upon – The Arrangement Agreement – Overview of Transaction”.
“Carta Limited Partners”	means the limited partners of the Carta Limited Partnership.
“Carta Limited Partnership”	means the limited partnership formed under the Limited Partnerships Act (Ontario) that is expected to have the name “Carta Limited Partnership”.

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“Carta Limited Partnership Agreement”	means the limited partnership agreement governing the Carta Limited Partnership, in substantially the form attached as Appendix A to Schedule B of the Arrangement Agreement.
“Carta Limited Partnership Units”

means, collectively, the Class A Units, the Class B Units, the Class C Units, the Class D (MIP) Units, the Class E Unit, the Class F (2019 Note) Units, and the Class G (2020 Note) Units of the Carta Limited Partnership.

“Carta Option”	means an option to acquire Carta Series C Preferred Shares granted by Carta.
“Carta Securities”	means, collectively, the Carta Shares, the Carta Options, the 2019 Notes and the 2020 Notes.
“Carta Securityholder Approval”

means approval of the Carta Securityholder Resolution at the Carta Securityholder Meeting by (i) at least two-thirds of the votes cast by holders of each class of Carta Shares (provided that the holders of Carta Series C Preferred Shares and the holders of Carta Options shall vote together as one class) present in person or represented by proxy at the Carta Securityholder Meeting, and (ii) at least two-thirds of the votes cast by holders of each of the 2019 Notes and the 2020 Notes present in person or represented by proxy at the Carta Securityholder Meeting.

“Carta Securityholder Meeting”

means the special meeting of Carta Securityholders including any adjournment or postponement of such meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Carta Securityholder Resolution.

“Carta Securityholder Resolution”	means the resolution(s) of Carta Securityholders approving the Transaction.
“Carta Securityholders”	means the Carta Shareholders, the holders of Carta Options, the 2019 Noteholders and the 2020 Noteholders.
“Carta Series A Preferred Shares”	means the Series A preferred shares of Carta.
“Carta Series B Preferred Shares”	means the Series B preferred shares of Carta.

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“Carta Series C Preferred Shares”	means the Series C preferred shares of Carta.
“Carta Shares”	means, collectively, the Carta Common Shares, the Carta Series A Preferred Shares, the Carta Series B Preferred Shares and the Carta Series C Preferred Shares.
“Carta Shareholder”	means a holder of Carta Shares.
“Carta Superior Proposal”

means any unsolicited bona fide written Carta Acquisition Proposal from a person who is an arm's length third party to acquire not less than all of the outstanding Carta Shares (where such Carta Acquisition Proposal is in respect of the Carta Shares) or all or substantially all of the assets of Carta on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a breach of non-solicitation covenants in the Arrangement Agreement; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (c) is not subject, either by the terms of such Carta Acquisition Proposal or by virtue of any applicable Law, or rule or requirement of any stock exchange, to any requirement that the approval of the shareholders of the person making the Carta Acquisition Proposal be obtained; (d) if any consideration is cash, is not subject to any financing contingency or condition; (e) is not subject, either by the terms of such Carta Acquisition Proposal or by virtue of any applicable Law, to any Regulatory Approval; (f) is not subject to any due diligence or access condition; (g) does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Carta completes the Transaction or any similar other transaction with Mogo or any of its affiliates agreed prior to any termination of the Arrangement Agreement; and (h) that the Carta Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Carta Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Carta Acquisition Proposal and the party making such Carta Acquisition Proposal, (I) would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Carta Shareholders than the Transaction (including any amendments to the terms and conditions of the Transaction proposed by Mogo), and (II) the failure to recommend such Carta Acquisition Proposal to the Carta Shareholders would be inconsistent with the fiduciary duties of the Carta Board.

“Carta Superior Proposal Notice”	has the meaning specified under the heading “Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Mogo Right to Match”.
“Carta Termination Fee”	means $1,250,000.

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“Carta Voting Support Agreements”

means the voting agreements made between certain Carta Securityholders and Mogo, setting forth the terms and conditions on which such Carta Securityholders have agreed to vote their Carta Securities in favour of the Carta Securityholder Resolution.

“CBCA”	means the Canada Business Corporations Act, and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto.
“CEO”	means Chief Executive Officer.
“CFO”	means Chief Financial Officer.
“Circular”	means, collectively, this Management Information Circular of Mogo, including all appendices hereto, and the accompanying Notice of Meeting.
“Class A Limited Partner”	means a holder of Class A Units.
“Class A Unit”	means a Class A limited partnership unit of the Carta Limited Partnership.
“Class B Limited Partner”	means a holder of Class B Units.
“Class B Unit”	means a Class B limited partnership unit of the Carta Limited Partnership.
“Class C Limited Partner”	means a holder of Class C Units.
“Class C Unit”	means a Class C limited partnership unit of the Carta Limited Partnership.
“Class D (MIP) Limited Partner”	means a holder of Class D (MIP) Units.
“Class D (MIP) Unit”	means a Class D limited partnership unit of the Carta Limited Partnership.
“Class E Limited Partner”	means Mogo, as the sole holder of Class E Units.
“Class E Unit”	means a Class E limited partnership unit of the Carta Limited Partnership.
“Class F (2019 Note) Limited Partner”	means a holder of Class F (2019 Note) Units.
“Class F (2019 Note) Unit”	means a Class F (2019 Note) limited partnership unit of the Carta Limited Partnership.
“Class G (2020 Note) Limited Partner”	means a holder of Class G (2020 Note) Units.

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“Class G (2020 Note) Unit”	means a Class G (2020 Note) limited partnership unit of the Carta Limited Partnership.
“Closing Adjustment”

means potential downward adjustments to the Consideration at closing of the Transaction based on required minimum working capital and cash positions for Carta pursuant to the Arrangement Agreement and the Plan of Arrangement.

“Computershare”	means Computershare Investor Services Inc.
“Consideration”

means the consideration to be received by the Carta Limited Partnership pursuant to the Plan of Arrangement, on behalf of the Carta Securityholders, consisting of an aggregate of 10,000,000 Mogo Shares (subject to the Closing Adjustment).

“Court”	means the Ontario Superior Court of Justice.
“Crystallization Date”

means the date on which each Carta Limited Partner's respective interest and entitlement to distributions of the Consideration by the Carta Limited Partnership pursuant to the Carta Limited Partnership Agreement and the Waterfall is crystallized and determined.

“Effective Date”	means the date on which the Transaction becomes effective.
“Effective Time”	means 11:50 p.m. (Toronto time) on the Effective Date or such other time as Mogo and Carta agree in writing before the Effective Date.
“Exchange Act”	means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be, amended.
“Expense Reimbursement Fee”

means: (i) if the termination of the Arrangement Agreement occurs prior to the Carta Circular Mailing Date, $300,000; (i) if the termination of the Arrangement Agreement occurs on or after the Carta Circular Mailing Date, $500,000.

“Final Order”

means the final order of the Court in a form acceptable to Carta and Mogo, each acting reasonably, approving the Transaction, as such order may be amended by the Court (with the consent of both of Carta and Mogo, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Carta and Mogo, each acting reasonably) on appeal.

“Governmental Entity”

means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

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“IFRS”	means International Financial Reporting Standards as issued by the International Accounting Standards Board.
“Interim Order”

means the interim order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Carta and Mogo, each acting reasonably, providing for, among other things, the calling and holding of the Carta Securityholder Meeting, as such order may be amended by the Court with the consent of Carta and Mogo, each acting reasonably.

“Intermediary”

means an intermediary with which a Non-Registered Mogo Shareholder deals with in respect of such holder's Mogo Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans.

“Law”

means, with respect to any person, any and all applicable laws (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Management Incentive Plan” or “MIP”	means the management incentive plan of Carta.
“Material Adverse Effect”	has the meaning ascribed thereto in the Arrangement Agreement.
“MD&A”	means management's discussion and analysis.
“Meeting”	means the special meeting of Mogo Shareholders, including any adjournment or postponement thereof, to be held for the purpose of, among other things, seeking the Mogo Shareholder Approval.
“Meeting Materials”

means this Circular and:

(a)        in the case of Registered Mogo Shareholders and the accompanying form of proxy for use by Registered Mogo Shareholders; or

(b)        in the case of Non-Registered Mogo Shareholders who are NOBOs, the accompanying voting instruction form,

and any amendments, variations or supplements thereto.

“MIP Holders”	means members of Carta's management who are holders of Carta Common Shares pursuant to the Management Incentive Plan.

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“Mogo”	means Mogo Inc., a corporation existing under the laws of British Columbia.
“Mogo Board”	means the board of directors of Mogo.
“Mogo Board Recommendation”	means a statement that the Mogo Board unanimously recommends that the Mogo Shareholders vote in favour of the Transaction Resolution.
“Mogo Change in Recommendation”

occurs or is made when, (i) the Mogo Board or any committee of the Mogo Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) Business Days (and in any case prior to the Meeting) after having been requested in writing by Carta to do so, the Mogo Board Recommendation, or (ii) the Mogo Board or any committee of the Mogo Board takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Mogo Board or a committee of the Mogo Board does not support the Transaction and the Arrangement Agreement or does not believe that the Transaction and the Arrangement Agreement are in the best interests of Mogo, or (iii) the Mogo Board or any committee of the Mogo Board resolves or proposes to take any of the foregoing actions.

“Mogo Finance”	means Mogo Finance Technology Inc., the predecessor to Mogo.
“Mogo Key Consent Expense Reimbursement Fee”

means (i) if an event occurs prior to the Carta Circular Mailing Date as a result of which a Mogo Key Consent is not capable of being obtained by the Outside Date, $150,000; or (ii) if an event occurs on or after the Carta Circular Mailing Date as a result of which a Mogo Key Consent is not capable of being obtained by the Outside Date, $250,000.

“Mogo Key Consents”	means the consents set out in Section 6.1(7) of the Mogo Disclosure Letter.
“Mogo Matching Period”	has the meaning specified under the heading “Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Mogo Right to Match”.
“Mogo Securities”	means the outstanding securities of Mogo.
“Mogo Shareholder Approval”

means approval of at least 50% of the votes cast on the Transaction Resolution by Mogo Shareholders present in person or represented by proxy at the Meeting voting as a single class pursuant to Section 611(c) of the TSX Company Manual.

“Mogo Shareholders”	means the holders of Mogo Shares.
“Mogo Shares”	means common shares in the capital of Mogo.

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“NASDAQ”	means the Nasdaq Capital Market.
“NEO”	has the meaning specified under the heading “Statement of Executive Compensation – Introduction”.
“NI 51-102”	means National Instrument 51-102 – Continuous Disclosure Obligations.
“NI 54-101”	means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.
“NOBO”	means non-objecting beneficial holder.
“Non-Registered Mogo Shareholder”	means a Mogo Shareholder who is not a Registered Mogo Shareholder.
“Notice of Meeting”	means the notice to the Mogo Shareholders which forms part of this Circular.
“Outside Date”	means March 15, 2021, or such later date as may be agreed to in writing by the Parties.
“Parties”	means Mogo and Carta; and “Party” means any one of them.
“person”

includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement”

means the plan of arrangement, substantially in the form of Schedule B to the Arrangement Agreement, and any amendments or variations to such plan made in accordance with Section 8.1 of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Carta and Mogo, each acting reasonably.

“Record Date”	means November 27, 2020, the date for the purposes of determining Mogo Shareholders entitled to receive the Notice of Meeting and vote at the Meeting.
“Registered Mogo Shareholder”	means a registered holder of Mogo Shares.
“Registrar”	has the meaning attributed to that term in the CBCA.
“Regulatory Approval”

means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Transaction.

“Representatives”	means, with respect to a person, any officer, director, employee, representative (including any financial or other adviser) or agent of such person or of any of its subsidiaries.

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“Rule 144”	means Rule 144 under the U.S. Securities Act.
“SEC”	means the United States Securities and Exchange Commission.
“Securities Act”	means the Securities Act (British Columbia) and the rules, regulations, and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.
“Securities Laws”

means all applicable securities laws of Canada and the United States, including the Securities Act, the U.S. Securities Act and the Exchange Act, together with all other applicable provincial and state securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

“SEDAR”

means the System for Electronic Document Analysis and Retrieval as outlined in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com.

“subsidiary”	means a party that is controlled directly or indirectly by another party and includes a subsidiary of that subsidiary.
“Transaction”	means the proposed acquisition by Mogo of all Carta Securities in exchange for the Consideration, all upon the terms and conditions set out in the Arrangement Agreement.
“Transaction Resolution”	means the resolution to be considered by the Mogo Shareholders, substantially in the form and content set out in Appendix A to this Circular.
“TSX”	means the Toronto Stock Exchange.
“United States” or “U.S.” or “USA”	means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.
“U.S. Securities Act”	means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended.
“Waterfall”

means Section 9.1(b) of the Carta Limited Partnership Agreement, being the basis on which any distributions of assets of the Carta Limited Partnership shall be made to the partners of the Carta Limited Partnership.

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INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

The information contained in this Circular is furnished in connection with the solicitation of proxies by the management of Mogo for use at the Meeting. At the Meeting, Mogo Shareholders will consider and vote upon the Transaction Resolution and such other business as may properly come before the Meeting.

Date, Time and Place of Meeting

The Meeting will be held virtually via audiocast due to the ongoing COVID-19 global pandemic on January 15, 2021 at 1:00 p.m. (Vancouver Time) / 4:00 p.m. (Toronto Time).

In light of the ongoing public health crisis related to the COVID-19 outbreak, and in order to comply with the measures imposed by the federal and provincial governments, the Meeting will be conducted as a virtual-only meeting. Registered Mogo Shareholders and duly appointed proxyholders can attend the meeting by way of the live webcast that will be available at https://web.lumiagm.com/235024637. The Company may take additional precautionary measures in relation to the Meeting in response to further COVID-19 developments and Shareholders are asked to visit the Company’s website at investors.mogo.ca for updates prior to the Meeting.

A summary of the information Mogo Shareholders will need to attend the online meeting is provided below:

•

Registered Mogo Shareholders that have a 15-digit control number will be able to vote at and submit questions during the Meeting. To do so, Registered Mogo Shareholders should go to the link to the Meeting at https://web.lumiagm.com/235024637 prior to the start of the meeting to login, click on “I have a login” and enter their 15-digit control number or user name along with the password “mogo2021”. If a Registered Mogo Shareholder uses a 15-digit control number to login to the Meeting and accepts the terms and conditions, that Registered Mogo Shareholder will be revoking any and all previously submitted proxies. However, in such a case, that Registered Mogo Shareholder will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If a Registered Mogo Shareholder wishes to attend the Meeting but DOES NOT wish to revoke all previously submitted proxies, that Registered Mogo Shareholder should not accept the terms and conditions of the virtual Meeting, in which case that Mogo Shareholder may only enter the Meeting as a guest.

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Non-Registered Mogo Shareholders who wish to vote at and submit questions during the Meeting, or designate a third party to do so, must appoint themselves or that third party as proxy using their voting instruction form or proxy. Non-Registered Mogo Shareholders who do not appoint themselves as proxy using their voting information form or proxy, or who do not receive a user name to participate in the meeting pursuant to the process detailed above, will only be able to attend as a guest which allows them listen to the Meeting. However, such Non-Registered Shareholder will not be able to vote at or submit questions during the Meeting.

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In order to vote at the Meeting, Non-Registered Mogo Shareholders who appoint themselves or a third party as a proxyholder, as well as any Registered Mogo Shareholders who wish to appoint a third-party proxyholder, MUST register with Computershare at http://www.computershare.com/Mogo after submitting their voting instruction form or proxy in order to receive a user name for the meeting. Registering a proxyholder is an additional step after a Mogo Shareholder has appointed themselves or a third party as proxy by submiting their proxy or voting information form. Failure to register the proxyholder will result in the proxyholder not receiving a user name to participate in the Meeting. To register a proxyholder, Mogo Shareholders MUST visit http://www.computershare.com/Mogo by January 13, 2021 at 1:00pm (Pacific time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a user name via email. Without a user name, third-party proxyholders appointed by Mogo Shareholders (including any Non-Registered Shareholders who wish to attend the Meeting themselves) will not be able to vote at the Meeting.

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•

Additional instructions for United States Non-Registered Mogo Shareholders: To attend and vote at the virtual Meeting, Non-Registered Mogo Shareholders resident in the United States must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. After obtaining a valid legal proxy from their broker, bank or other agent, to then register to attend the Meeting, Non-Registered Mogo Shareholders resident in the United States must submit a copy of their valid legal proxy to Computershare. Requests for registration should be directed to:

Computershare Investor Services Inc.   100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email: uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than January 13, 2021 at 1:00pm (Pacific time). Non-Registered Mogo Shareholders resident in the United States will receive a confirmation of their registration by email after Computershare receives their registration materials, and may then attend, and vote their Mogo Shares at and submit questions during the Meeting.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Solicitation of Proxies

It is expected that solicitation of proxies will be made primarily by mail but proxies may also be solicited personally or by telephone, email, facsimile, or other communication by directors, officers and employees or agents of Mogo without special compensation. All costs of soliciting proxies and mailing the Meeting Materials in connection with the Meeting will be borne by Mogo.

Mogo may hire a proxy solicitation agent whose costs will be entirely paid for by Mogo.

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GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons designated in the accompanying forms of proxy, being David Feller (Chief Executive Officer and Board Chair of Mogo) and Gregory Feller (Chief Financial Officer and President of Mogo), have been selected by the Mogo Board and have agreed to represent, as proxyholders, Mogo Shareholders appointing them. A MOGO SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM, HER OR IT AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. Mogo Shareholders who wish to appoint a third-party proxyholder MUST register with Computershare at http://www.computershare.com/Mogo by January 13, 2021 at 1:00pm (Pacific time) and provide Computershare with their proxyholder’s contact information after submitting their proxy in order to receive a user name for the Meeting.  Registering a proxyholder (other than those designated in the accompany form of proxy) is an additional step after a Mogo Shareholder has submitted their proxy.  Failure to register such proxyholder will result in the tthird-party  proxyholder not receiving a user name to participate in the meeting, and without a user name, third-party proxyholders will not be able to vote at the Meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department, or by fax to Computershare at 1-866-249-7775 or 1-416-263-9524. Alternatively, a proxy may be submitted via the internet at www.investorvote.com, or by telephone at 1-866-732-8683 (toll free in North America). If a Registered Mogo Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Registered Mogo Shareholder on a ballot will be counted and the previously submitted proxy will be disregarded.

IN ALL CASES, THE PROXY MUST BE RECEIVED AT LEAST FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. The time limit for the deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion without notice.

A Mogo Shareholder forwarding the accompanying proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Mogo Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Mogo Shares represented by the proxy will be voted in accordance with the directions, if any, given in the proxy.

A proxy given by a Registered Mogo Shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing or, if the Mogo Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Any such instrument revoking a proxy must be deposited at the registered office of Mogo, at 1700 – 666 Burrard Street, Vancouver, British Columbia, V6C 5A1, any time up to and including the last Business Day preceding the day of the Meeting, or an adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof. If the instrument of revocation is deposited with the Chair on the day of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

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Notice and Access

Mogo is not sending the Meeting Materials to Registered Mogo Shareholders or Non-Registered Mogo Shareholders using notice-and-access delivery procedures as defined under NI 54-101 and NI 51-102.

Exercise of Discretion by Proxies

Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, THE SHARES WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE. WHERE SHAREHOLDERS HAVE PROPERLY EXECUTED PROXIES IN FAVOUR OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY AND HAVE NOT SPECIFIED IN THE FORM OF PROXY THE MANNER IN WHICH THE NAMED PROXIES ARE REQUIRED TO VOTE THE SHARES REPRESENTED THEREBY, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE PASSING OF THE MATTERS SET FORTH IN THE NOTICE.

The enclosed form of proxy when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder, being David Feller (Chief Executive Officer and Board Chair of Mogo) and Gregory Feller (Chief Financial Officer and President of Mogo), to vote with respect to any amendment to or variation of a matter identified in the Notice of Meeting, and with respect to any other matter which may properly come before the Meeting. If an amendment to or variation of a matter identified in the Notice of Meeting is properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. At the time of the printing of this Circular, the management of Mogo knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting by Registered and Non-Registered Mogo Shareholders

Only Registered Mogo Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Mogo Shareholders may vote a proxy in his or her own name at any time by facsimile, internet or by mail in accordance with the instructions appearing on the enclosed forms of proxy and/or may attend the Meeting and vote in person. Because a Registered Mogo Shareholder is known to Mogo and Computershare, his, her or its account can be confirmed and his, her or its vote recorded or changed if such Registered Mogo Shareholder has previously voted.

Most Mogo Shareholders are Non-Registered Mogo Shareholders or “beneficial” Mogo Shareholders. Their Mogo Shares are registered in the name of an Intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency, such as The Canadian Depository for Securities Limited (“CDS”) or the Depository Trust & Clearing Corporation (“DTC”), in which the Intermediary is a participant. Intermediaries have obligations to forward Meeting Materials to non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite instructions).

In accordance with the requirements of the Canadian Securities Administrators and NI 54-101, Mogo has caused its agent to distribute copies of the Meeting Materials directly to Non-Registered Mogo Shareholders who are beneficial Mogo Shareholders who have provided instructions to an Intermediary that the Mogo Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner (“NOBOs”).

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These Meeting Materials are being sent to both Registered Mogo Shareholders and Non-Registered Mogo Shareholders. If you are a Non-Registered Mogo Shareholder, and Mogo or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to NOBOs directly, Mogo (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form enclosed with mailings to NOBOs.

The Meeting Materials distributed by Mogo's agent to NOBOs include a voting instruction form. A NOBO may vote using a voting instruction form in his or her own name at any time by facsimile, internet or by mail in accordance with the instructions appearing on the enclosed voting instruction form. Computershare will tabulate the results of the votes received from NOBOs in accordance with the instructions appearing on the enclosed voting instruction form and will provide appropriate instructions at the Meeting with respect to those votes. Please carefully review the instructions on the voting instruction form for completion and deposit.

Distribution to Objecting Beneficial Owners or OBOs

In addition, in accordance with the requirements of NI 54-101, Mogo is distributing copies of the Meeting Materials to clearing agencies and Intermediaries for onward distribution to Non-Registered Mogo Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (“OBOs”).

Intermediaries have obligations to forward meeting materials to the Non-Registered Mogo Shareholders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions). Generally, Intermediaries will provide Non-Registered Mogo Shareholders with either: (a) a voting instruction form for completion and execution by the Non-Registered Mogo Shareholder, or (b) a proxy form executed by the Intermediary and restricted to the number of shares owned by the Non-Registered Mogo Shareholder, but not otherwise completed. These are procedures to permit the Non-Registered Mogo Shareholders to direct the voting of the Mogo Shares which they beneficially own. If you are an OBO holding Mogo Shares with an Intermediary, your Mogo Shares will not be voted or represented at the Meeting unless you execute and return a voting instruction form or proxy.

Non-Registered Shareholders who wish to attend, vote at and submit questions during the Meeting, or designate a third party to do so, must appoint themselves or a third party as proxy using the voting instruction form or proxy form provided by the Intermediary. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the voting instruction form is to be delivered. In order to vote at the meeting, Non-Registered Shareholders who appoint themselves or a third party as a proxyholder MUST register with Computershare at http://www.computershare.com/Mogo after submitting their voting instruction form or proxy in order to receive a user name for the meeting. Registering a proxyholder is an additional step after a Non-Registered Shareholder has appointed themselves or a third party as proxy by submiting their voting information form or proxy.  Failure to register the proxyholder will result in the proxyholder not receiving a user name to participate in the meeting. To register a proxyholder, Mogo Shareholders MUST visit http://www.computershare.com/Mogo by January 13, 2021 at 1:00pm (Pacific time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a user name via email. Without a user name, third-party proxyholders appointed by Mogo Shareholders (including any Non-Registered Shareholders who wish to attend the Meeting themselves) will not be able to vote at the meeting.

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Quorum

The articles of Mogo provide that a quorum for the transaction of business at any meeting of Mogo Shareholders is two persons who are, or who represented by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Mogo has fixed the close of business on November 27, 2020 as the Record Date for the purposes of determining Mogo Shareholders entitled to receive the Notice of Meeting and vote at the Meeting. As at the Record Date, 30,285,413 Mogo Shares were issued and outstanding, each carrying the right to one vote at the Meeting.

To the knowledge of the directors and executive officers of Mogo, as at the Record Date, the only persons that beneficially own, or control or direct, directly or indirectly, voting securities of Mogo carrying 10% or more of the voting rights attached to the Mogo Shares are as follows:

	Number of Mogo Shares Owned (Percentage of Class and Type of Ownership)
Name	Mogo Shares	Percentage of Voting Rights
Michael Wekerle(1)	5,360,241	17.7%

__________

Notes:

(1)	Michael Wekerle's holdings above include 116,701 Mogo Shares owned directly by Wek Corp., which Mogo Shares are beneficially owned, controlled or directed by Mr. Wekerle.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Transaction

Background

Mogo is a financial technology company focused on empowering consumers with innovative digital financial solutions. Mogo offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. Users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. Members can also easily buy and sell bitcoin 24/7 through the Mogo app, as well as participate in Mogo's new bitcoin rewards program. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision to gamify financial health and become the go-to financial app for the next generation of Canadians.

Carta is a leader in providing next-generation digital payments solutions. Carta offers a modern issuer processor platform that is the engine behind innovative fintech companies and products around the globe, empowering over 100 card programs and providing vital processing technology to industry leaders like TransferWise, Sodexo, Payfare, and more. Founded in 2007, Carta's management team has decades of payments and technology industry experience. Carta has approximately 70 employees and currently operates in Europe, Asia and Canada and has started its expansion into the US market. See “Information Concerning Carta” in Appendix B of this Circular.

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As a result of Mogo Finance's business combination with Difference Capital Financial Inc. (“Difference”) in 2019, Mogo currently holds 100,000 Carta Series A Preferred Shares, 1,547,500 Carta Series B Preferred Shares, and 1,364,240 Carta Series C Preferred Shares, representing an aggregate of 4.3% of all of the issued and outstanding Carta Shares. In or around late 2019 and early 2020, Mogo and Carta engaged in discussions regarding a proposed acquisition of Carta by Mogo. The parties subsequently entered into a confidential and non-binding letter of intent for Mogo to acquire Carta on or about January 29, 2020 (the “Initial Letter of Intent”). However, due to the COVID-19 global pandemic, these negotiations stalled in or around March 2020 and the parties agreed to allow the Initial Letter of Intent to expire in order for both companies to focus on responding to the COVID-19 crisis. In or around late August 2020, discussions between the parties resumed and a new non-binding letter of intent was entered on or about October 13, 2020, which was amended and restated on or about November 11, 2020.

Between January 2020 and March 2020, and again between September 2020 and November 2020, Mogo and its advisors conducted business, legal, accounting and tax diligence, including by conducting on-site diligence at Carta's data center in Prince Edward Island, and its operations in Morocco. The Mogo Board was engaged on multiple occasions between January 2020 to March 2020, and again from September 2020 to November 2020, to discuss the proposed acquisition with management, and Mogo also consulted its legal and financial advisors through these time periods. After multiple drafts of the Arrangement Agreement had been exchanged and negotiated between Mogo and Carta, including their respective legal counsel, from February 2020 to March 2020 and again from October 2020 to November 2020, on or about November 16, 2020, the Mogo Board convened to consider the final form of Arrangement Agreement and the Transaction. After discussion, the Mogo Board unanimously determined, among other things, that: (i) the Arrangement Agreement and the Transaction are in the best interests of Mogo; (ii) the entering into the Arrangement Agreement is approved; and (iii) the unanimous recommendation of the Mogo Board is that all of the Mogo Shareholders vote in favour of the Transaction Resolution.

On November 17, 2020, Mogo entered the Arrangement Agreement with Carta to acquire 100% of the outstanding securities of Carta in exchange for the issuance of 10,000,000 Mogo Shares, subject to the Closing Adjustment. As a part of the Transaction, all of the Carta 2019 Notes and Carta 2020 Notes, in the expected aggregate principal amounts of $3 million and $1.5 million respectively, will be acquired, and subsequently cancelled, by Mogo, with the 2019 Noteholders and the 2020 Noteholders to share in the Consideration pursuant to the Waterfall. Following the completion of the Transaction, Carta Securityholders will own, directly or indirectly, approximately 18% of Mogo's fully diluted shares on a pro forma basis. Following the completion of the Transaction, it is anticipated that Carta will be a wholly-owned subsidiary of Mogo.

The Transaction is the result of arm's-length negotiations between the parties, their respective boards of directors and their respective advisors.

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Strategic Rationale

Management believes that the Transaction will provide the following benefits to Mogo and Carta:

•	Accelerates Mogo's transformation to a broader digital wallet and payments technology business: Following the completion of the Transaction, Mogo will integrate Carta's transaction processing technology with its current MogoSpend product (which comes with a Mogo Visa Platinum Prepaid Card). Mogo will also leverage Carta's technology and capabilities to launch its previously announced mobile peer-to-peer payment solution (targeted for 2021).

•	Increased revenue scale, diversification, and entry into the global B2B fintech market: The acquisition of Carta adds scale and diversification to Mogo's high-margin subscription and services revenue and provides entry to the B2B fintech market. In 2019, Carta generated approximately $8.5 million of payments & transaction revenue from corporate customers. In 2019, both Mogo and Carta were named among Canada's Top 50 FinTech Companies by the Digital Finance Institute.

•	Global reach and increased addressable market: Together, the companies will have a presence in over 40 countries and target a $2.5 trillion addressable market. More than 85% of Carta's revenue comes from outside Canada, including Europe and Asia, along with its ongoing expansion into the massive United States payment market.

•	Provides Carta with the ability to cross-sell Mogo's front-end digital platform to provide enhanced value to customers: Long term opportunity to add Mogo's mobile-first digital platform and app to Carta's digital transaction processing platform, will create a powerful, vertically integrated offering for Carta's fintech, bank and corporate clients that are issuing innovative payment solutions.

•	Highly supportive management teams and aligned shareholder base: Carta's senior management, board members, and key outside shareholders, representing more than 68% of each class of Carta's outstanding securities, have entered into voting and support agreements. On the Effective Date, Chris Payne, Carta's lead director, is expected to join the Mogo Board and Carta's executive team will continue to run the operations as part of Mogo. The executive team and shareholders of Carta are highly aligned and incentivized to drive shareholder value, with 100% of the Consideration going into the Carta Limited Partnership, and no Mogo Shares will begin to be distributed to Carta Securityholders, including management, before the earlier of (i) the 10-day volume-weighted average price of Mogo Shares on the TSX being equal to $7.45 per Mogo Share or higher or (ii) December 2021. For more information, see “Particulars Of Matters To Be Acted Upon – Plan of Arrangement and the Carta Limited Partnership”.

Recommendations of the Mogo Board

After careful consideration of, among other things, advice of legal advisors and such other matters as it considered relevant, the Mogo Board has determined that the Transaction is in the best interest of Mogo and have unanimously approved the Transaction. The Mogo Board unanimously recommends that Mogo Shareholders vote in favour of the Transaction.

Accordingly, the Mogo Board recommends that the Mogo Shareholders vote FOR the Transaction Resolution.

All members of the Mogo Board that hold Mogo Shares will vote their shares, in their capacity as Mogo Shareholders, in favour of the Transaction Resolution.

Approval of the Transaction Resolution

At the Meeting, the Mogo Shareholders will be asked to approve the Transaction Resolution, the full text of which is set out in Appendix A to this Circular. In order for the Transaction to become effective, the Transaction Resolution must be approved by 50% of the votes cast by the Mogo Shareholders present in person or by proxy at the Meeting.

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Should Mogo Shareholders fail to approve the Transaction Resolution by the requisite majority, the Transaction will not be completed.

The Mogo Board has approved the Transaction and recommend that the Mogo Shareholders vote FOR the Transaction Resolution. See “Recommendations of the Mogo Board” above.

Approval of the Carta Securityholder Resolution

The Transaction will require the affirmative vote of not less than 2/3 of the votes cast by holders of each class of Carta Securities present in person or by proxy at the Carta Securityholder Meeting. Should Carta Securityholders fail to approve the Carta Securityholder Resolution by the requisite majorities, the Transaction will not be completed. See “Voting Support Agreements” below.

Court Approval of the Transaction

The Transaction will be completed pursuant to a plan of arrangement under the CBCA. An arrangement under the CBCA is subject to the approval of the Court.

Voting Support Agreements

Certain Carta Securityholders entered into Carta Voting Support Agreements with Mogo, pursuant to which they have agreed, on and subject to the terms thereof, among other things, to vote their Carta Securities in favour of the Carta Securityholder Resolution and in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement. As of the Record Date, the following Carta Securities were subject to the Carta Voting Support Agreements:

-	81% of the Carta Class A Preferred Shares;
-	95% of the Carta Class B Preferred Shares;
-	68% of the Carta Class C Preferred Shares and Carta Options;
-	100% of the Carta Common Shares;
-	100% of the Carta 2019 Notes; and
-	100% of the Carta 2020 Notes.

Each Carta Securityholder that has entered into the Carta Voting Support Agreement with Mogo has agreed that they will not and will not permit any of their associates or affiliates to, directly or indirectly, sell, grant an option or right for the sale of, or otherwise dispose of, any Carta Shares, or any options or warrants to purchase any Carta Shares or any securities convertible or exchangeable for or that represent the right to receive Carta Shares, or any loans of Carta, as applicable, whether now owned or hereinafter acquired, owned directly, indirectly or beneficially by the undersigned, or under control or direction of such Carta Securityholder or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of such Carta Securities, or agree to or publicly announce any intention to do any of the foregoing.

Any Carta Voting Support Agreement shall automatically be terminated on the first to occur of: (i) Mogo providing written notice of termination such Carta Voting Support Agreement; (ii) the Arrangement Agreement being terminated in accordance with its terms; or (iii) the completion of the Transaction.

Interim Order

Prior to the Meeting and the Carta Securityholder Meeting, Carta intends on making application for the Interim Order providing for the calling and holding of the Carta Securityholder Meeting and certain other procedural matters.

The application for the Interim Order approving the Transaction is currently scheduled for December 18, 2020 at 10:00 am (Toronto time), or as soon thereafter as counsel may be heard, or at any other date or time as the Court may direct.

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Final Order

Subject to the terms of the Arrangement Agreement, and if the Transaction Resolution is approved by the Mogo Shareholders in the matter specified herein, and by the Carta Securityholders at the Carta Securityholder Meeting, Carta intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Transaction is currently scheduled for January 18, 2021 at 12:30pm (Toronto time), or as soon thereafter as counsel may be heard, or at any other date or time as the Court may direct.

Mogo Shareholder Approval

The TSX Company Manual requires that the Transaction be approved by Mogo Shareholders pursuant to Section 611(c) of the TSX Company Manual, as the number of securities issuable in payment of the purchase price for the Carta Securities exceeds 25% of the number of securities of Mogo which are currently outstanding, on a non-diluted basis.

Mogo Shareholders will be asked to approve the issuance of 10,000,000 Mogo Shares (subject to the Closing Adjustment) pursuant to the Transaction Resolution, which is equal to approximately 33.02% of the non-diluted Mogo Shares outstanding as of the Record Date. The TSX will generally not require further security holder approval for the issuance of up to an additional 2,500,000 Mogo Shares, such number being 25% of the number of Mogo Shares to be approved by Mogo Shareholders pursuant to the Transaction.

In addition to the Mogo Shareholder Approval, certain other Regulatory Approvals will also be required to consummate the Transaction. The TSX has conditionally approved the listing of the Mogo Shares issuable pursuant to the Transaction. Mogo Shareholders should be aware that final approvals have not yet been issued by the TSX and that neither Mogo nor Carta can provide any assurances that such approvals will be obtained.

Completion of the Transaction

Completion of the Transaction is expected to occur on or about January 25, 2021; however completion of the Transaction is dependent on many factors, some of which are beyond the control of Mogo, such as the timing of the receipt of Court approval. As a result, it is possible that completion may be delayed if the conditions to completion of the Transaction cannot be met on a timely basis.

The Arrangement Agreement

The following is a summary description of certain material provisions of the Arrangement Agreement, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is incorporated herein by reference. Mogo Shareholders are urged to read the Arrangement Agreement in its entirety. The Arrangement Agreement, which is incorporated by reference into this Circular, was filed on November 27, 2020, with the Canadian securities regulatory authorities and is available under Mogo's profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement.

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Overview of Transaction

In order to preserve Carta's existing private equity distribution structure, Mogo will pay the Consideration to the Carta Limited Partnership on closing of the Transaction. The initial partners of the Carta Limited Partnership will be Carta GP Ltd., a company to be formed, of which Chris Payne (Chair of the Carta Board) is expected to be the sole shareholder and director, as general partner (the “Carta General Partner”), and Mogo, as the initial limited partner. Pursuant to the Plan of Arrangement, all Carta Securityholders (other than those that only hold Carta Options) will become Carta Limited Partners. The amount and class of Carta Limited Partnership Units to be held by each Carta Securityholder (other than those that only hold Carta Options) will be determined based on the interest held by such Carta Securityholder in Carta immediately prior to the Effective Date.

All such Carta Securityholders who become Carta Limited Partners pursuant to the Plan of Arrangement will continue to hold their respective Carta Limited Partnership Units, and all Mogo Shares that form part of the Consideration will be held by the Carta Limited Partnership, until a date that is no later than 30 days after the Crystallization Date, on which date the Consideration will be distributed to the Carta Limited Partners pursuant to the Waterfall, except that holders of Carta 2019 Notes will be entitled to receive their respective portion of the Consideration on December 31, 2021 if the Crystallization Date has not occurred prior to such date. For more information, see “Particulars Of Matters To Be Acted Upon – The Transaction – Plan of Arrangement and the Carta Limited Partnership”.

As the initial Carta Limited Partner, Mogo will retain a “veto” right so as to prohibit changes to the structure of the Carta Limited Partnership including, in particular, the timing of the distribution of the Consideration to the Carta Limited Partners.

Purchase Price and Working Capital Adjustment

Pursuant to the Plan of Arrangement, after all Carta Securityholders have transferred their Carta Securities to the Carta Limited Partnership in exchange for Carta Limited Partnership Units (other than holders of Carta Options, who will have their Carta Options cancelled in exchange for nominal consideration of $0.00001 per Carta Option), Mogo will issue 10,000,000 Mogo Shares to the Carta Limited Partnership as the Consideration in exchange for the transfer of all Carta Securities to Mogo. If Carta does not meet certain working capital and cash targets on the Effective Date, the number of Mogo Shares issuable to the Carta Limited Partnership may be adjusted downwards, pursuant to the Closing Adjustment, as more particularly set out in the Arrangement Agreement and the Plan of Arrangement.

Effective Date and Conditions of the Transaction

If the Transaction Resolution receives Mogo Shareholder Approval and the Carta Securityholder Resolution receives Carta Securityholder Approval, the Final Order of the Court is obtained approving the Transaction, every requirement of the CBCA relating to the Transaction has been complied with and all other conditions to the Arrangement Agreement are satisfied or waived, then the Transaction will become effective at 11:50 p.m. (Toronto time) on the Effective Date. The Effective Date is expected to be on or about January 25, 2021. It is possible that completion may be delayed beyond this date if the conditions to completion of the Transaction cannot be met on a timely basis.

General

The Plan of Arrangement, which is deemed to be part of the Arrangement Agreement, provides that at the Effective Time, a sequence of steps shall occur in the order set out in the Arrangement Agreement giving effect to the transactions contemplated by the Arrangement Agreement.

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Procedural Steps

The following procedural steps must be taken for the Transaction to become effective:

•	the Transaction Resolution must be passed by at least 50% of the Mogo Shareholders voting at the Meeting in person or by proxy;

•	the Carta Securityholder Resolution must be passed at the Carta Securityholder Meeting;

•	the Transaction must be approved by the Court through the Final Order;

•	all conditions precedent to the Transaction set forth in the Arrangement Agreement must be satisfied or waived; and

•	a copy of the Final Order and related documents must be filed with the Registrar.

Conditions to the Completion of the Transaction

Completion of the Transaction is subject to the following mutual conditions which may only be waived, in whole or in part, by the mutual consent of each of Carta and Mogo:

•	the Mogo Shareholder Approval being obtained at the Meeting;

•	each of the Interim Order and the Final Order being obtained on terms consistent with the Arrangement Agreement, and not having been set aside or modified in a manner unacceptable to either Mogo or Carta;

•	the Carta Securityholder Approval being obtained at the Carta Securityholder Meeting;

•	conditional approval of the TSX and NASDAQ for listing of the Mogo Shares forming the Consideration following the Effective Time;

•	certain third-party consents shall have been obtained on terms that are acceptable to Mogo and Carta, each acting reasonably, and not withdrawn or modified;

•	the Mogo Shares being exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and exempt from the prospectus and registration requirements of applicable Securities Laws; and

•	no law being in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins either Mogo or Carta from consummating the Transaction.

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Completion is subject to the following additional conditions in favour of Mogo that may only be waived by Mogo:

•	the representations and warranties made to Mogo by Carta in the Arrangement Agreement being true and correct as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of Carta;

•	Carta having fulfilled or complied in all material respects each of its respective covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time;

•	since December 31, 2019, there not having occurred any Material Adverse Effect in respect of Carta;

•	there being no action or proceeding pending or threatened by any person (other than Mogo) in any jurisdiction that would be reasonably likely to:

o

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Mogo's ability to acquire, hold, or exercise full rights of ownership over, any Carta Shares, including the right to vote the Carta Shares;

o

prohibit, impair or restrict the Transaction, or the ownership or operation by Mogo of any material portion of the business or assets of Mogo, Carta or any of their respective subsidiaries, or compel Mogo to dispose of or hold separate any material portion of the business or assets of Mogo, Carta or any of their respective subsidiaries as a result of the Transaction; or

o	prevent or materially delay the consummation of the Transaction, or if the Transaction is consummated, have a Material Adverse Effect in respect of Mogo or Carta;

•	certain third-party consents being obtained on terms that are acceptable to Mogo, acting reasonably, and not withdrawn or modified;

•	all Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by the Arrangement Agreement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect in respect of Mogo or Carta; or (ii) would reasonably be expected to materially impede or delay the completion of the Transaction, being obtained or received on terms that are acceptable to Mogo, acting reasonably;

•	Carta having obtained acknowledgements from certain members of senior management confirming their satisfaction with Mogo's proposed retention plan;

•	the MIP LP having been formed; and

•	Carta having met certain indebtedness conditions, including having received the proceeds of an additional $750,000 through the issuance of additional 2020 Notes. For more information, see “Appendix B - Information Concerning Carta – Description of Carta Securities – Outstanding Securities – 2020 Notes”.

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Completion is subject to the following additional conditions in favour of Carta that may only be waived by Carta:

•	the representations and warranties made to Carta by Mogo in the Arrangement Agreement being true and correct as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of Mogo;

•	Mogo having fulfilled or complied in all material respects each of its respective covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time;

•	since the date of the Arrangement Agreement, there not having occurred, or being disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Mogo;

•	there being no action or proceeding pending or threatened by any person (other than Carta) in any jurisdiction that would be reasonably likely to:

o	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Mogo's ability to acquire, hold, or exercise full rights of ownership over, any Mogo Shares, including the right to vote the Mogo Shares;

o	prohibit, impair or restrict the Transaction, or the ownership or operation by Mogo of any material portion of the business or assets of Mogo, Carta or any of their respective subsidiaries, or compel Mogo to dispose of or hold separate any material portion of the business or assets of Mogo, Carta or any of their respective subsidiaries as a result of the Transaction; or

o	prevent or materially delay the consummation of the Transaction, or if the Transaction is consummated, have a Material Adverse Effect in respect of Mogo or Carta;

•	certain third-party consents being obtained on terms that are acceptable to Carta, acting reasonably, and not withdrawn or modified; and

•

all Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by the Arrangement Agreement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect in respect of Mogo or Carta; or (ii) would reasonably be expected to materially impede or delay the completion of the Transaction, being obtained or received on terms that are acceptable to the Carta, acting reasonably.

Representations, Warranties and Covenants of Mogo

The Arrangement Agreement contains certain representations and warranties on the part of Mogo in respect of matters pertaining to, among other things: its incorporation and organization; its authority to enter into and to perform its obligations under the Arrangement Agreement; the delivery of the Arrangement Agreement and performance of obligations under the Arrangement Agreement not conflicting with the Mogo's constating documents, applicable law or any contract Mogo is party to; its authorized and outstanding capital structure; material compliance with Law; litigation; business in the ordinary course; and compliance with environmental laws.

The representations and warranties made by Mogo to Carta in the Arrangement Agreement were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality that is different from what may be viewed as material to Mogo Shareholders or may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement includes, among other things, covenants of Mogo relating to: using commercially reasonable efforts to preserve the current business organization of Mogo; using commercially reasonable efforts to satisfy its conditions precedent under the Arrangement Agreement and complete the Plan of Arrangement; and notifying Carta of the occurrence of certain events.

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Representations, Warranties and Covenants of Carta

The Arrangement Agreement contains certain representations and warranties on the part of Carta in respect of matters pertaining to, among other things: its incorporation and organization; its authority to enter into and to perform its obligations under the Arrangement Agreement; the delivery of the Arrangement Agreement and performance of obligations under the Arrangement Agreement not conflicting with Carta's constating documents, applicable law or any contract Carta is party to; its authorized and outstanding capital structure; material compliance with Law; litigation; business in the ordinary course; compliance with environmental laws; and intellectual property.

The representations and warranties made by Carta to Mogo in the Arrangement Agreement were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality that is different from what may be viewed as material to Mogo Shareholders or may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement includes, among other things, covenants of Carta relating to: conducting business in the ordinary course; using commercially reasonable efforts to satisfy its conditions precedent under the Arrangement Agreement and complete the Plan of Arrangement; and notifying Mogo of the occurrence of certain events.

Carta Non-Solicitation Covenant

Carta has covenanted and agreed that, except as otherwise provided in the Arrangement Agreement, Carta shall not, directly or indirectly, through any Representative:

(a)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Carta or any of its subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Carta Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Mogo) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Carta Acquisition Proposal;

(c)	make a Carta Change in Recommendation;

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(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Carta Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Carta Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Carta Acquisition Proposal will not be considered to be in violation of this covenant provided the Carta Board has rejected such Carta Acquisition Proposal and affirmed the Carta Board Recommendation before the end of such five (5) Business Day period (or in the event that the Carta Securityholder Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Carta Securityholder Meeting)); or

(e)	enter into or publicly propose to enter into any agreement in respect of a Carta Acquisition Proposal.

Carta has covenanted that it shall, and shall cause its subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than Mogo) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, a Carta Acquisition Proposal, and in connection with such termination shall:

(a)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of Carta or any of its subsidiaries including by way of such online data room or other electronic delivery method; and

(b)	as soon as practicable and within three (3) Business Days after the date of the Arrangement Agreement, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding Carta or any of its subsidiaries provided to any person (other than Mogo), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Carta or any of its subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

Carta has represented and warranted that it has not waived any confidentiality, standstill or similar provision or restriction in any agreement to which Carta or any of its subsidiaries is a party, except to permit submissions of expressions of interest prior the date of the Arrangement Agreement, and covenants and agrees that:

(a)	Carta shall take all necessary action to enforce each confidentiality, standstill or similar provision or restriction in any agreement to which Carta or any of its subsidiaries is a party; and

(b)	neither Carta, nor any of its subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of Mogo (which may be withheld or delayed in Mogo's sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify such person's obligations respecting Carta or any of its subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which Carta or any of its subsidiaries is a party.

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Notification of Carta Acquisition Proposals

If Carta or any of its subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Carta Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Carta or any of its subsidiaries, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Carta or any of its subsidiaries, Carta shall immediately notify Mogo, at first orally, and then promptly and in any event within 24 hours in writing, of such Carta Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making such Carta Acquisition Proposal, inquiry, proposal, offer or request, and copies of all material or substantive documents, correspondence or other material received in respect of, from or on behalf of any such person. Carta will keep Mogo fully informed on a current basis of the status of developments and (to the extent Carta is permitted by the Arrangement Agreement to enter into discussions and negotiations) discussions and negotiations with respect to such Carta Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

Responding to Carta Acquisition Proposal

Provided that Carta is in compliance with its non-solicitation and notification obligations set out in the Arrangement Agreement, if at any time, prior to obtaining the approval by Carta Shareholders of the Carta Securityholder Resolution, Carta receives a bona fide written Carta Acquisition Proposal that did not result from a breach of the Arrangement Agreement, Carta may engage in or participate in discussions or negotiations with such person regarding such Carta Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Carta or its subsidiaries, if and only if:

(a)	the Carta Board (i) first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Carta Acquisition Proposal is or may reasonably be expected to result in a Carta Superior Proposal, and (ii) has received written advice from its outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)	such person was not restricted from making such Carta Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction or agreement and no waiver of any such provision was granted to the person;

(c)	Carta has been, and continues to be, in compliance with its non-solicitation covenants under the Arrangement Agreement;

(d)	prior to providing any such copies, access, or disclosure, Carta enters into a confidentiality and standstill agreement with such person in substantially in the same form as the Confidentiality Agreement (in particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with Carta and may not restrict Carta or its subsidiaries from complying with the Arrangement Agreement); and

(e)	Carta promptly provides Mogo with:

(i)	two (2) Business Days prior written notice stating Carta's intention to participate in such discussions or negotiations and to provide such copies, access or disclosure, together with a copy of written advice from Carta's outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with the Carta Board's fiduciary duties; and

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final unredacted executed copy of the confidentiality and standstill agreement,

provided that, Carta shall not, and shall not allow its representatives to, disclose any non-public information with respect to Carta or any of its subsidiaries to such person if such non-public information has not been previously provided to, or is not concurrently provided to, Mogo.

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Mogo Right to Match

If Carta receives a Carta Acquisition Proposal that constitutes a Carta Superior Proposal prior to the approval of the Transaction by the Carta Securityholders, the Carta Board may enter into a definitive agreement with respect to such Carta Acquisition Proposal, if and only if: (a) the person making the Carta Superior Proposal was not restricted from making such Carta Superior Proposal pursuant to an existing standstill, use of information, or similar restriction and no waiver of any such provision was granted to the person; (b) Carta has been, and continues to be, in compliance with its non-solicitation covenants under the Arrangement Agreement; (c) Carta has delivered to Mogo a written notice of the determination of the Carta Board that such Carta Acquisition Proposal constitutes a Carta Superior Proposal and of the intention of the Carta Board to enter into such definitive agreement, together with a written notice from the Carta Board regarding the value and financial terms that the Carta Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Carta Acquisition Proposal that the failure to enter into such definitive agreement would be inconsistent with the Carta Board's fiduciary duties (the “Carta Superior Proposal Notice”); (d) Carta has provided Mogo a copy of the proposed definitive agreement for the Carta Superior Proposal and all supporting materials, including any financing documents supplied to Carta in connection therewith; (e) at least five (5) Business Days (the “Mogo Matching Period”) have elapsed from the date that is the later of the date on which Mogo received the Carta Superior Proposal Notice and the date on which Mogo received all of the supporting materials from Carta.

During the Mogo Matching Period, or such longer period as Carta may approve in writing for such purpose: (a) the Carta Board shall review any offer made by Mogo to amend the terms of the Arrangement Agreement and the Transaction in good faith in order to determine whether such proposal would, upon acceptance, result in the Carta Acquisition Proposal previously constituting a Carta Superior Proposal ceasing to be a Carta Superior Proposal; and (b) Carta shall negotiate in good faith with Mogo to make such amendments to the terms of the Arrangement Agreement and the Transaction as would enable Mogo to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Carta Board determines that such Carta Acquisition Proposal would cease to be a Carta Superior Proposal, Carta shall promptly so advise Mogo and Carta and Mogo shall amend the Arrangement Agreement to reflect such offer made by Mogo, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment to any Carta Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Carta Shareholders or other material terms or conditions thereof shall constitute a new Carta Acquisition Proposal for the purposes of the requirement to initiate a new Mogo Matching Period, which shall be for an additional five (5) Business Days.

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Termination

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either Carta or Mogo if:

(i)	the Carta Securityholder Approval is not obtained at the Carta Securityholder Meeting in accordance with the Interim Order, except that if the reason that the Carta Securityholder Approval shall not have been obtained is because of a breach by Carta of the requirement in the Arrangement Agreement to hold the Carta Securityholder Meeting, Carta may not terminate the Arrangement Agreement for this reason;

(ii)	the Mogo Shareholder Approval is not obtained at the Meeting, except that if the reason that the Mogo Shareholder Approval shall not have been obtained is because of a breach by Mogo of the requirement in the Arrangement Agreement to hold the Meeting, Mogo may not terminate the Arrangement Agreement for this reason;

(iii)	after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Transaction illegal or otherwise permanently prohibits or enjoins Carta or Mogo from consummating the Transaction, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate the Arrangement Agreement for this reason has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Transaction; or

(iv)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)	Carta if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Mogo under the Arrangement Agreement occurs that would, individually or when taken together with any other such breaches or failures, be reasonably expected to cause any representation, warranty or covenant of Mogo not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with applicable cure provisions; provided that Carta is not then in breach of the Arrangement Agreement so as to cause any representation, warranty or covenant of Carta not to be satisfied; and further provided that any intentional breach shall be deemed to be incurable;

(ii)	prior to the approval by the Carta Securityholders of the Carta Securityholder Resolution, there shall have occurred a Carta Change in Recommendation provided that, prior to or concurrent with such termination, Carta pays the Carta Termination Fee;

(iii)	prior to the approval by the Carta Securityholders of the Carta Securityholder Resolution, the Carta Board authorizes Carta to enter into a written agreement (other than a confidentiality agreement permitted by the Arrangement Agreement) with respect to a Carta Superior Proposal, provided Carta is then in compliance with the non-solicitation covenants under the Arrangement Agreement and that, prior to or concurrent with such termination, Carta pays the Carta Termination Fee;

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(iv)	prior to the approval by Mogo Shareholders of the Transaction Resolution, there shall have occurred a Mogo Change in Recommendation; or

(v)	any event occurs as a result of which the statement that there shall have been no Material Adverse Effect in respect of the Mogo since the date of the Arrangement Agreement is not capable of being true on the Outside Date;

(d)	Mogo, if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Carta under the Arrangement Agreement occurs that would, individually or when taken together with any other such breaches or failures, be reasonably expected to cause any representation, warranty or covenant of Carta not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with applicable cure provisions; provided that Mogo is not then in breach of the Arrangement Agreement so as to cause any representation, warranty or covenant of Mogo not to be satisfied; and further provided that any intentional breach shall be deemed to be incurable.

(ii)	prior to the approval by the Carta Securityholders of the Carta Securityholder Resolution, there shall have occurred a Carta Change in Recommendation;

(iii)	prior to the Effective Time, Carta breaches or fails to perform, in any material respect, any of the non-solicitation covenants under the Arrangement Agreement;

(iv)	any event occurs as a result of which the statement that there shall have been no Material Adverse Effect in respect of Carta since December 31, 2019 is not capable of being true on the Outside Date;

(v)	any event occurs as a result of which any Regulatory Approvals required to consummate the Transaction and which (i) would be reasonably expected to have a Material Adverse Effect in respect of Carta or Mogo; or (ii) would reasonably be expected to materially impede or delay the completion of the Transaction, will not be obtained by the Outside Date.

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Carta Termination Fee

Mogo is entitled to receive the Carta Termination Fee from Carta, in consideration for the disposition of its right under the Arrangement Agreement, upon the termination of the Arrangement Agreement:

(a)	by Mogo as a result of a Carta Change in Recommendation or if Carta breaches its covenants regarding non-solicitation under the Arrangement Agreement;

(b)	by Carta if the Carta Board authorizes Carta to enter into a Carta Superior Proposal;

(c)	by Mogo or Carta if the Carta Securityholder Approval for the Carta Securityholder Resolution is not obtained at the Carta Securityholder Meeting or the Effective Time does not occur on or prior to the Outside Date and:

(i)	prior to such termination, a Carta Acquisition Proposal is made or publicly announced, or the intention to do so is publicly announced, by any person other than Mogo or any of its affiliates; and

(ii)	within 12 months following the date of such termination (a) a Carta Acquisition Proposal (whether or not it is the same Carta Acquisition Proposal) is consummated, or (b) Carta or one or more of its subsidiaries directly or indirectly, in one or more transactions enters into a contract in respect of a Carta Acquisition Proposal (whether or not it is the same Carta Acquisition Proposal) and such Carta Acquisition Proposal is later consummated (except that, for this purpose, the references to “20% or more” in the definition of “Carta Acquisition Proposal” shall be deemed to be references to “50% or more”); or

(d)	by Carta or Mogo if the Carta Securityholder Approval is not obtained at the Carta Securityholder Meeting in accordance with the Interim Order if prior to the Carta Securityholder Meeting there has occurred a Carta Change in Recommendation.

Expense Reimbursement Fee

If either of Carta or Mogo breaches its representations, warranties or covenants and the Arrangement Agreement is terminated, then the breaching party must pay the Expense Reimbursement Fee to the non-breaching party. If the Arrangement Agreement is terminated by either party because Carta does not obtain the Carta Securityholder Approval at the Carta Securityholder Meeting in accordance with the Interim Order, then Carta must pay Mogo the Expense Reimbursement Fee. If the Arrangement Agreement is terminated by Carta because there is a Mogo Change in Recommendation prior to the Meeting, then Mogo must pay Carta the Expense Reimbursement Fee. If the Mogo Key Consents are not obtained by Mogo, then Mogo must pay Carta the Mogo Key Consent Expense Reimbursement Fee.

Plan of Arrangement and the Carta Limited Partnership

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement and the Carta Limited Partnership Agreement, which is attached as Appendix B to the Arrangement Agreement. Pursuant to the Plan of Arrangement, Carta Securityholders will exchange their Carta Securities (other than Carta Options) for Carta Limited Partnership Units in the Carta Limited Partnership, as follows:

•	Holders of Carta Series A Preferred Shares will exchange all of their Carta Series A Preferred Shares for Class A Units and become “Class A Limited Partners”;

•	Holders of Carta Series B Preferred Shares will exchange all of their Carta Series B Preferred Shares for Class B Units and become “Class B Limited Partners”;

•	Holders of Carta Series C Preferred Shares will exchange all of their Carta Series C Preferred Shares for Class C Units and become “Class C Limited Partners”;

•	Holders of the Carta Common Shares will exchange all of their Carta Common Shares for Class D (MIP) Units and become “Class D (MIP) Limited Partners”;

•	Holders of Carta 2019 Notes will exchange all of their Carta 2019 Notes into Class F (2019 Note) Units and become “Class F (2019 Note) Limited Partners”; and

•	Holders of Carta 2020 Notes will exchange all of their Carta 2020 Notes into Class G (2020 Note) Units and become “Class G (2020 Note) Limited Partners”.

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Pursuant to the Plan of Arrangement, all outstanding Carta Options will be cancelled in exchange for nominal consideration of $0.00001 per Carta Option. For more information, see “Information Circular – Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Carta Options”.

Prior to the completion of the Transaction, Mogo will have subscribed for a Class E Unit of the Carta Limited Partnership upon the formation of the Carta Limited Partnership and become the sole “Class E Limited Partner”.

After Carta Securityholders have exchanged their Carta Securities (other than Carta Options) for Carta Limited Partnership Units, Mogo will issue the Mogo Shares that constitute the Consideration to the Carta Limited Partnership in exchange for receipt of the Carta Shares, the Carta 2019 Notes, and the Carta 2020 Notes. For clarity, the 2019 Noteholders and the 2020 Noteholders will become Carta Limited Partners of the Carta Limited Partnership and upon completion of the Transaction, neither Carta nor Mogo will be indebted to holders of the Carta 2019 Notes or Carta 2020 Notes.

Other than with respect to certain administrative matters, no amendment may be made to the Carta Limited Partnership Agreement, including to the Crystallization Date and the restrictions on disposition of Mogo Shares discussed below, without the consent of Mogo as the Class E Limited Partner.

Crystallization Date

All Carta Shareholders and holders of Carta 2020 Notes who become Carta Limited Partners of the Carta Limited Partnership pursuant to the Plan of Arrangement will hold their respective Carta Limited Partnership Units until a date that is no later than 30 days after the Crystallization Date, on which date the applicable Consideration will be distributed to such Carta Limited Partners pursuant to the Waterfall and the Carta Limited Partnership shall be dissolved.

The Crystallization Date shall occur on the earlier of:

(a)	the date on which the 10-day volume-weighted average price of Mogo Shares on the TSX equals $7.45 per Mogo Share or higher, or

(b)	September 30, 2022,

provided that the Crystallization Date may not occur within the first six months after the Effective Date.

Holders of Carta 2019 Notes who become Class F (2019 Note) Limited Partners of the Carta Limited Partnership pursuant to the Plan of Arrangement will also hold their respective Class F (2019 Note) Units until a date that is no later than 30 days after the Crystallization Date, provided that, as the Carta 2019 Notes were to mature on December 31, 2021 in accordance with the terms thereof, Class F (2019 Note) Limited Partners will be entitled to receive their respective portion of the Consideration on December 31, 2021 (the “Early Distribution Date”) if the Crystallization Date has not occurred prior to the Early Distribution Date.

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Waterfall Distribution

The number of Mogo Shares that each Carta Limited Partner will ultimately receive depends on the total equity value of the Mogo Shares as of the Crystallization Date, provided that, if the Early Distribution Date occurs before the Crystallization Date and Class F (2019 Note) Limited Partners are entitled to receive their respective portion of the Consideration on the Early Distribution Date, the number of Mogo Shares that Class F (2019 Note) Limited Partners shall be entitled to receive will be determined on the Early Distribution Date.

Pursuant to the terms of the Carta Limited Partnership Agreement, the Mogo Shares that constitute the Consideration will be distributed to Carta Limited Partners no later than 30 days after the Crystallization Date in the order of priority outlined more particularly in the Waterfall, provided that Class F (2019 Note) Limited Partners will receive their respective portion of the Mogo Shares on the Early Distribution Date if the Crystallization Date has not occurred prior to the Early Distribution Date. The Waterfall is intended to replicate the liquidation preference and participation rights of Carta Securityholders set out in Carta's Articles (except that holders of 2019 Notes will also participate in the Waterfall in exchange for the settlement of their 2019 Notes), and is set out in greater particularity in the Carta Limited Partnership Agreement attached as Appendix A to Schedule B of the Arrangement Agreement.

Mogo Shares – Restrictions on Disposition

Unless the average daily trading volume of Mogo Shares on the TSX is 2,000,000 or greater during the 90-day period preceding the Crystallization Date, the Mogo Shares distributed to Class A Limited Partners, Class B Limited Partners, Class C Limited Partners, Class D (MIP) Limited Partners and Class G (2020 Note) Limited Partners, will be restricted as follows:

1.	One-third (1/3) of the Mogo Shares distributed to each such Carta Limited Partner may not be traded for a period of three months after distribution to such Carta Limited Partners;

2.	One-third (1/3) of the Mogo Shares distributed to each such Carta Limited Partner may not be traded for a period of six months after distribution to such Carta Limited Partners; and

3.	One-third (1/3) of the Mogo Shares will be freely tradeable immediately after distribution to such Carta Limited Partners.

The Mogo Shares distributed to Class F (2019 Note) Limited Partners will not be subject to any such restrictions, and will be freely tradeable immediately after distribution to the Class F (2019 Note) Limited Partners.

In addition, if any Carta Limited Partner (including any Class F (2019 Note) Limited Partner) wishes to sell, assign, dispose or otherwise deal with 100,000 or more Mogo Shares distributed to it by the Carta Limited Partnership, then it will provide Mogo with 72 hours' notice in order to allow Mogo the opportunity to place such Mogo Shares with a purchaser, unless the average daily trading volume of the Mogo Shares on the TSX in the 30 days preceding such transaction is 2,000,000 Mogo Shares or greater, or such disposition occurs after March 31, 2023.

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Management Incentive Plan

The MIP Holders will receive, directly or indirectly, Class D (MIP) Units in exchange for Carta Common Shares pursuant to the Plan of Arrangement. A two-step exchange of Carta Common Shares and subsequent distribution of Mogo Shares is contemplated for MIP Holders, such that MIP Holders have an incentive to remain as employees of Mogo or a subsidiary of Mogo following the Effective Date. Such incentive will be effected as follows:

(a)	A new limited partnership (the “MIP LP”) will be formed prior to the Effective Date, with MIP Holders each transferring 50% of their Carta Common Shares to the MIP LP prior to the Effective Date. The MIP LP will then become a Class D (MIP) Limited Partner of the Carta Limited Partnership pursuant to the Plan of Arrangement by exchanging such Carta Common Shares for Class D (MIP) Units. At the time the Mogo Shares that form part of the Consideration are distributed by the Carta Limited Partnership after the Crystallization Date, the MIP LP will be issued Mogo Shares in exchange for the Class D (MIP) Units held by it. The MIP LP will hold such Mogo Shares until the date that is three years from the Effective Date, and the limited partnership agreement governing the MIP LP will provide that such Mogo Shares shall not be distributed to MIP Holders unless such MIP Holders remain employees of Mogo or a subsidiary of Mogo on that date. As a result, 50% of the Consideration otherwise payable to a MIP Holder (as a former holder of Carta Common Shares) will only be received by such MIP Holder if that MIP Holder remains employed by Mogo or a subsidiary of Mogo on the date that is three years from the Effective Date.

(b)	MIP Holders will also become Class D (MIP) Limited Partners directly, pursuant to the Plan of Arrangement, by exchanging the remaining 50% of the Carta Common Shares held by them (after having transferred 50% of their Carta Common Shares to the MIP LP) for Class D (MIP) Units. If any MIP Holder is not employed by Mogo or Carta on the Crystallization Date or is terminated from their employment with Mogo or Carta other than on a without cause basis prior to the Crystallization Date, the Class D (MIP) Units held by that MIP Holder will automatically be redeemed by the Carta Limited Partnership for nominal consideration and the MIP Holder shall no longer be entitled to receive any Mogo Shares that form part of the Consideration.

Carta Options

Pursuant to the Plan of Arrangement, all outstanding Carta Options will be cancelled in exchange for nominal consideration of $0.00001 per Carta Option. As there are 82,182 Carta Options outstanding, the aggregate consideration payable to holders of Carta Options in exchange for the Carta Options is expected to be $0.82182. Holders of Carta Options will not receive any interest in the Carta Limited Partnership in exchange for such Carta Options. For more information, see the Plan of Arrangement attached as Schedule B to the Arrangement Agreement, which may be found under Mogo's profile on SEDAR at http://www.sedar.com and with the SEC at www.sec.gov,

Voting Rights of Carta Limited Partners

So long as any Mogo Shares are held by the Carta Limited Partnership, Carta Limited Partners in the Carta Limited Partnership will be entitled to exercise voting rights in respect of that number of Mogo Shares that that Carta Limited Partner would be theoretically entitled to pursuant to the Waterfall, assuming that the Mogo Shares have a 10-day volume-weighted average price on the TSX of $7.45, and such Mogo Shares will only be voted by the Carta General Partner in accordance with the instructions received from Carta Limited Partners. Any Mogo Shares held by the Carta Limited Partnership, and in respect of which the Carta General Partner does not receive voting instructions in the manner and time so required from the Carta Limited Partner entitled to such voting rights, will not have the voting rights attached thereto exercised.

Mogo's Interest in the Carta Limited Partnership

As a result of Mogo's existing ownership of 100,000 Carta Series A Preferred Shares, 1,547,500 Carta Series B Preferred Shares, and 1,364,240 Carta Series C Preferred Shares arising from Mogo Finance's business combination with Difference in 2019, Mogo will receive Carta Limited Partnership Units (in addition to the Class E Unit it will hold) on the same basis as all other Carta Shareholders and participate in the Waterfall (provided that the Class E Unit will not entitle Mogo to any part of the Consideration).

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Shareholdings Upon Completion of the Transaction

The following table summarizes the distribution of Mogo Shares following the Transaction, calculated on the basis of the 30,285,413 Mogo Shares issued and outstanding and the additional 15,008,636 Mogo Shares reserved for issuance upon exercise of outstanding convertible securities of Mogo, each as of November 27, 2020 (assuming that no additional Mogo Shares or securities convertible or exercisable into Mogo Shares are issued prior to the Effective Date, and assuming that there is no Closing Adjustment):

Shareholder	Number of Mogo Shares on a Non-Diluted Basis	Percentage of Mogo on a Pro Forma Non-Diluted Basis	Number of Mogo Shares on a Fully Diluted Basis	Percentage of Mogo on a Pro Forma Fully Diluted Basis
Existing Mogo Shareholders	30,285,413	75.18%	45,294,049	81.91%
Carta Limited Partnership	10,000,000	24.82%	10,000,000	18.09%

At closing of the Transaction, 10,000,000 Mogo Shares (subject to the Closing Adjustment) will be issued to the Carta Limited Partnership, an intermediary limited partnership that will distribute the Mogo Shares to Carta Securityholders all in accordance with the Plan of Arrangement and the Carta Limited Partnership Agreement. The Mogo Shares held by the Carta Limited Partnership will only be voted in accordance with the instructions of each Carta Limited Partner. Any Mogo Shares held by the Carta Limited Partnership, and in respect of which the Carta General Partner does not receive voting instructions in the manner and time so required from the Carta Limited Partner entitled to such voting rights, will not have the voting rights attached thereto exercised. As a result, the Transaction is not expected to materially affect control of Mogo and is not expected to result in any new control persons of Mogo. For more information, see “Particulars of Matters to be Acted Upon – The Transaction – The Arrangement Agreement – Voting Rights of Carta Limited Partners”.

The Transaction is not expected to result in the issuance of Mogo Shares to any insiders of Mogo, except that Mogo may receive Mogo Shares in its capacity as a former Carta Securityholder on the same basis as all other former Carta Securityholders.

To the knowledge of the directors and executive officers of Mogo, following the Transaction, the only persons that are expected to beneficially own, or control or direct, directly or indirectly, voting securities of Mogo carrying 10% or more of the voting rights attached to the Mogo Shares are as follows:

	Number of Mogo Shares Owned (Percentage of Class and Type of Ownership)
Name	Mogo Shares		Percentage of Voting Rights (post-Transaction)
Michael Wekerle(1)	5,360,241	(2)	13.3%

__________

Notes:

(1) Michael Wekerle's holdings above include 116,701 Mogo Shares owned directly by Wek Corp., which Mogo Shares are beneficially owned, controlled or directed by Mr. Wekerle.

(2) Following successful completion of the Transaction, 10,000,000 additional Mogo Shares will be issued and outstanding, for a total of 40,285,413 Mogo Shares issued and outstanding, calculated on the basis of the 30,285,413 Mogo Shares issued and outstanding as of November 27, 2020 (assuming that no additional Mogo Shares or securities convertible or exercisable into Mogo Shares are issued prior to the Effective Date, and assuming that there is no Closing Adjustment). No Mogo Shares will be issuable to Michael Wekerle pursuant to the Transaction, and as a result, assuming that Michael Wekerle does not otherwise acquire or dispose of any Mogo Shares prior to the Effective Date, he is expected to beneficially own, or control or direct, directly or indirectly, 5,360,241 Mogo Shares following successful completion of the Transaction.

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Expenses of the Transaction

Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third-party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees of Mogo incurred prior to or after the Effective Date in connection with or incidental to the Plan of Arrangement, will be paid by the party incurring such expense whether or not the Transaction is consummated.

Regulatory Law Matters and Securities Law Matters

Other than the Final Order and the approval of the TSX, Mogo is not aware of any material approval, consent or other action by any Governmental Entity that would be required to be obtained in order to complete the Transaction. If any such approval or consent is determined to be required, such approval or consent will be sought, although such additional requirements could delay the Effective Date or prevent completion of the Transaction. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Mogo currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, which, subject to receipt of the approval of the Mogo Shareholders at the Meeting, approval by the Carta Securityholders at the Carta Securityholder Meeting, receipt of the Final Order and the satisfaction or waiver of all of the other conditions specified in the Arrangement Agreement, is expected to be on or about January 25, 2021.

Risks Associated with the Transaction

In evaluating the Transaction, Mogo Shareholders should carefully consider the following risk factors relating to the Transaction. The following risk factors are not a definitive list of all risk factors associated with the Transaction. Additional risks and uncertainties, including those currently unknown or considered immaterial by Mogo, may also adversely affect the Mogo Securities, the Carta Securities and/or the businesses of Mogo and Carta following the Transaction. In addition to the risk factors relating to the Transaction set out below, Mogo Shareholders should also carefully consider the risk factors associated with the business of Mogo and Carta included in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the predictions based on them may need to be re-evaluated.

The risks associated with the Transaction include, without limitation:

Mogo could fail to complete the Transaction or the Transaction may be completed on different terms

There can be no assurance that the Transaction will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Arrangement Agreement. The completion of the Transaction is subject to the satisfaction of a number of conditions which include, among others, (i) obtaining necessary approvals and (ii) performance by Mogo and Carta of their respective obligations and covenants in the Arrangement Agreement.

In addition, if the Transaction is not completed the ongoing business of Mogo may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Transaction, and Mogo could experience negative reactions from the financial markets, which could cause a decrease in the market price of Mogo Securities, particularly if the market price reflects market assumptions that the Transaction will be completed or completed on certain terms. Mogo may also experience negative reactions from its customers and employees and there could be negative impact on Mogo's ability to attract future acquisition opportunities. Failure to complete the Transaction or a change in the terms of the Transaction could each have a material adverse effect on Mogo's business, financial condition and results of operations.

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Mogo and Carta may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Mogo and Carta.

The anticipated success of Mogo with respect to the acquisition of Carta will depend in large part on the success of Mogo and Carta management in integrating the operations, technologies and personnel of Carta with those of Mogo after the Effective Date. The failure of Mogo to achieve such integration could result in the failure of Mogo to realize the anticipated benefits of the Transaction and could impair the results of operations, profitability and financial results of Mogo.

The overall integration of the operations, technologies and personnel of Mogo into Carta may also result in unanticipated operational problems, expenses, liabilities and diversion of management's time and attention.

Mogo will incur substantial transaction-related costs in connection with the Transaction

Mogo expects to incur a number of non-recurring transaction-related costs associated with completing the Transaction which will be incurred whether or not the Transaction is completed. Such costs may offset any expected cost savings and other synergies from the Transaction.

While the Transaction is pending, Mogo is restricted from taking certain actions

The Arrangement Agreement restricts Mogo from taking specified actions until the Transaction is completed without the consent of Carta which may adversely affect the ability of Mogo to execute certain business strategies. These restrictions may prevent Mogo from pursuing attractive business opportunities that may arise prior to the completion of the Transaction.

The pending Transaction may divert the attention of Mogo's management

The pending Transaction could cause the attention of Mogo's management to be diverted from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the business, operating results or prospects of Mogo regardless of whether the Transaction is ultimately completed.

The market price for the Mogo Shares may decline

If the Transaction is not completed, the market price of the Mogo Shares may decline to the extent that the current market price of the Mogo Shares reflects a market assumption that the Transaction will be completed.

The issue of Mogo Shares under the Transaction and their subsequent sale may cause the market price of Mogo Shares to decline from current or anticipated levels

Pursuant to the Transaction, 10,000,000 Mogo Shares will be issued to the Carta Limited Partnership, subject to the Closing Adjustment. The market value of the Mogo Shares at the Effective Time may vary significantly from the market value of the Mogo Shares immediately prior to the announcement of the Transaction and at the date of this Circular. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Carta and Mogo, regulatory considerations, general market and economic conditions and other factors over which neither Mogo nor Carta has control.

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Other Business

The management of Mogo does not intend to present and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in the Meeting Materials.

INFORMATION CONCERNING CARTA

Information relating to Carta is contained in Appendix B to this Circular. The audited annual financial statements for the year ended December 31, 2019 and the interim financial statements for the three- and six-month periods ended June 30, 2020 of Carta and accompanying notes thereto are attached as Appendix C to this Circular, and the management's discussion and analysis in respect of such financial periods are attached as Appendix D to this Circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of Mogo's knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of Mogo at any time since the beginning of Mogo's last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Mogo Shares, or any directors or officers of any holders of over 10% of the Mogo Shares or any affiliates or associates of any of the foregoing, in any transactions of Mogo since the commencement of Mogo's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Mogo or any of its subsidiaries, except for Mr. Wekerle, 2100-401 West Georgia St. Vancouver BC V6B 5A1, who was a director of Difference and held 11% of the common shares of Mogo Finance prior to the business combination of Mogo Finance and Difference in 2019.

AUDITORS

KPMG LLP, Chartered Accountants, are the auditors of Mogo, and have confirmed with respect to Mogo that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Mogo under all relevant U.S. professional and regulatory standards. KPMG LLP was first appointed as auditor of Mogo on September 16, 2019.

ADDITIONAL INFORMATION

Financial information is provided in Mogo's financial statements and management's discussion and analysis for its most recently completed financial year. Copies of such documents can be requested from the Vice President & General Counsel of Mogo at 2100 – 401 West Georgia Street, Vancouver, British Columbia, telephone: (604) 659-4380.

Additional information relating to Mogo can also be found on SEDAR at www.sedar.com and in Mogo's filings with the United States Securities and Exchange Commission at www.sec.gov.

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APPROVAL OF DIRECTORS

The contents and sending of this Circular, including the Notice of Meeting, have been approved and authorized by the Mogo Board.

November 27, 2020

BY ORDER OF THE BOARD OF DIRECTORS

“David Feller”

David Feller

Chief Executive Officer and Board Chair

Mogo Inc.

Vancouver, British Columbia

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APPENDIX A – TRANSACTION RESOLUTION

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The issuance of 10,000,000 common shares (“Mogo Shares”) in the capital of Mogo Inc. (“Mogo” or the “Company”), subject to potential downward adjustments based on required minimum working capital and cash positions for Carta (as defined below), pursuant to a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving the Company, Carta Solutions Holding Corporation (“Carta”) and the securityholders of Carta, as more particularly described and set forth in the Management Information Circular (the “Circular”) of Mogo dated November 27, 2020 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.	The arrangement agreement (the “Arrangement Agreement”) between Mogo and Carta dated November 17, 2020 and all the transactions contemplated therein, the actions of the directors of Mogo in approving the Arrangement and the actions of the directors and officers of Mogo in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

3.	Notwithstanding that this resolution has been passed (and the issuance of the Mogo Shares and the Arrangement approved) by the shareholders of Mogo or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Mogo are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Mogo:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.	Any one or more directors or officers of Mogo is hereby authorized, for and on behalf and in the name of Mogo, to execute and deliver, whether under corporate seal of Mogo or otherwise, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Mogo, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Mogo,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B – INFORMATION CONCERNING CARTA

Forward-Looking Information

This section “Information Concerning Carta” contains forward-looking information relating to, without limitation, Carta's business activities and its intentions, plans, expectations, and anticipated financial performance or condition and future activities. See “Information Circular – Cautionary Note Regarding Forward-Looking Statements And Risks”.

Corporate Structure

Name and Incorporation

Carta Solutions SA was incorporated on April 13, 2007 under the laws of Switzerland and continued under the Canada Business Corporations Act (the “CBCA”) on December 28, 2012. In conjunction with its continuance under the CBCA, Carta Solutions SA changed its name to Carta Solutions Holding Corporation (“Carta”) and authorized an unlimited number of common shares (the “Carta Common Shares”).

Carta's head office and registered office is located at 30 Wellington Street West, 5th Floor, Toronto, Ontario, Canada, M5L 1E2.

On September 28, 2018, Carta completed a reorganization (the “2018 Reorganization”) by filing Articles of Amendment to amend its authorized capital to create an unlimited number of Series A preferred shares (the “Carta Series A Preferred Shares”), an unlimited number of Series B preferred shares (the “Carta Series B Preferred Shares”), and an unlimited number of Series C preferred shares (the “Carta Series C Preferred Shares”, and collectively with the Carta Common Shares, the Carta Series A Preferred Shares, and the Carta Series B Preferred Shares, the “Carta Shares”).

In conjunction with the 2018 Reorganization, Carta also completed a financing (the “2018 Financing”) through the issuance of the following:

•	17,300,000 Carta Series A Preferred Shares at $0.50 per Carta Series A Preferred Share for aggregate proceeds of $8,650,000 for working capital purposes;

•	25,000,000 Carta Series B Preferred Shares at $0.85 per Carta Series B Preferred Share in exchange for the full and final satisfaction of $21,282,124 of existing debt; and

•	24,999,259 Carta Series C Preferred Shares in exchange for the 76,049,685 Carta Common Shares then issued and outstanding (being a consolidation of 3.042 Carta Common Shares to 1 Carta Series C Preferred Share).

A further 301,431 Carta Series C Preferred Shares were issued in October 2019 pursuant to an obligation of Carta to issue such shares as a result of not completing a going public transaction within a specified time period.

On May 29, 2019, Carta obtained shareholder approval to implement the terms of its management incentive plan (the “MIP”), as described below, and for select management and directors to subscribe for additional Carta Series A Preferred Shares. In August 2019, Carta issued 1,000,000 Carta Series A Preferred Shares at $0.50 per Carta Series A Preferred Share for aggregate proceeds of $500,000.

B-1

In November 2019, Carta filed Articles of Amendment to reflect the terms of the MIP and to make changes agreed upon to complete a $3,000,000 promissory note financing with certain existing Carta Shareholders, and on December 11, 2019 and January 29, 2020, Carta issued an aggregate principal amount of $3,000,000 in promissory notes (the “2019 Notes”), with $1,500,000 principal amount being issued on each date. The 2019 Notes bear interest at a rate of 15% per annum, payable monthly in arrears, compounding monthly, and mature on December 31, 2021. Additionally, holders of the 2019 Notes are entitled to a redemption payment of 3% of the principal amount lent under such 2019 Notes, payable upon repayment of the 2019 Notes in full, either at or prior to maturity. Subsequent to June 30, 2020, in connection with the issuance of the 2020 Notes (defined below), the redemption payment on the 2019 Notes was increased to 5%. Carta has the right to pre-pay the principal amount of the 2019 Notes and accrued and unpaid interest at any time.

On July 29, 2020, Carta secured commitments to advance up to $1,500,000 in exchange for promissory notes of Carta (the “2020 Notes”). The 2020 Notes bear interest at a rate of 15% per annum, payable monthly in arrears, compounding monthly, and mature on September 30, 2022. An aggregate of $750,000 of 2020 Notes were issued as of July 29, 2020, with the holders of the 2020 Notes having committed to advance up to an additional $750,000 at the option of Carta (which Carta intends to exercise in January 2021 prior to closing of the Transaction, and which Carta is required to have received the proceeds of as a closing condition to the Transaction). In conjunction with the issuance of the 2020 Notes, Carta filed Articles of Amendment to amend the rights, privileges, restrictions and conditions attaching to each class and series of Carta Shares, and to revise certain terms of the MIP.

All of the Carta Shares, 2019 Notes and 2020 Notes will be exchanged for Carta Limited Partnership Units upon completion of the Transaction. See “Information Circular – Particulars Of Matters To Be Acted Upon – The Transaction — The Arrangement Agreement – Plan of Arrangement and the Carta Limited Partnership”.

Intercorporate Relationships

The following chart identifies, as of the date of this Circular, Carta's material subsidiaries, their applicable governing jurisdictions and the percentage of their voting securities which are beneficially owned, or controlled or directed, directly or indirectly, by Carta:

If the Transaction is completed, Carta will become a wholly-owned subsidiary of Mogo.

B-2

General Development of the Business of Carta

In the second quarter of 2018, Carta underwent a change in senior management, followed by the 2018 Reorganization and the 2018 Financing in the third quarter of 2018. These changes were intended to address the following:

•	Carta was operating at an annual loss rate of approximately $8,000,000 with no immediate plans to drive the business to breakeven.
•	Carta had a debt structure of approximately $21,000,000 that had matured and needed to be addressed.
•	Carta required working capital to inject liquidity into the business to meet current obligations and begin the process of reducing the cost structure to a sustainable level.

Subsequent to the change in senior leadership, in the third quarter of 2018, Carta decided to focus its core operations on Issuer Processing (as defined below) and shift away from support for older, less profitable, resource intensive mobile payment standards that were in the process of being retired within certain industry sectors. By refocusing the business, Carta was able to reduce approximately $4,500,000 of annualized operating expenses to realign the cost structure to track more closely with the current run-rate revenue. Carta then focused on moving towards controlled-profitable growth through existing and new customer relationships. As part of this initiative, Carta has made a number of organizational changes to optimize the business operations, respond faster to client needs and improve alignment between execution and communications while establishing a strong foundation for scalability.

Carta also restructured its balance sheet by converting approximately $21,000,000 in debt to Carta Series B Preferred Shares to better align with investor interests.

Benefits of 2018 Reorganization and 2018 Financing

The 2018 Reorganization and 2018 Financing addressed the key challenges that faced the business and enabled significant value creation over the near term, including:

•	Rendering Carta debt free with no fixed maturity on any class of Carta Shares.
•	Resulting in an operational plan that worked towards achieving breakeven on a run-rate basis, excluding the severance costs associated with the 2018 Reorganization.
•	Bringing in a new management team with relevant experience in repositioning software businesses like Carta.
•	Creating better investor alignment with the clear goal of maximizing shareholder value in the near-term by developing a path to profitability and focus on overall top line growth.

Carta believes that it has many strengths that it has honed over the past three years that position it well for a positive future, including:

1.	Excellent technology platform with distinct competitive advantage vis-à-vis its competitors.
2.	Limited competition; many legacy competitors but few disruptive fintech up-starts.
3.	Excellent core customers with significant growth potential.
4.	Strong contribution margins.
5.	Significant customer switching costs.
6.	Significant recurring/transactional revenue business model with multi-year contracts.

B-3

Carta has also expanded into other markets, particularly in the United Kingdom, which contributed to its revenue growth. Europe continues to be Carta's primary market with approximately 86% of total revenue derived from the European market in 2019. Provided below is a table showing the approximate revenue generated from each of Europe, Canada and other jurisdictions during each of 2016, 2017, 2018 and 2019.

	2016	%	2017	%	2018	%	2019	%
Europe	5,614,890	90%	6,723,618	90%	6,388,527	84%	7,318,510	86%
Canada	55,482	1%	471,155	6%	941,840	12%	899,334	11%
Others	544,019	9%	292,644	4%	314,237	4%	246,123	3%
Total	6,214,391	100%	7,487,417	100%	7,644,604	100%	8,463,967	100%

In addition to the 2018 Reorganization and 2018 Financing, the following other events have influenced the general development of the business in the past three completed financial years.

Financial Year-to-Date

To date in fiscal year 2020, Carta has:

•	Completed payment card industry (“PCI”) compliance activities and continued to obtain requisite approvals to expand into the United States market with three signed customers and a “go live” expected to take place during the first or second quarter of 2021. This expansion opens Carta up to one of the largest payments markets in the world and provides additional expansion and revenue diversification opportunities.

•	Appointed a new CEO, Peter Kaju (who was CFO prior to this appointment), effective June 1, 2020. Subsequent to his appointment, Mr. Kaju implemented a senior management reorganization to focus on clearly defined roles related to global revenue growth, scalability/technology and customer satisfaction, including appointments of a Chief Revenue Officer - Giles Sutherland, Chief Technology Officer - Adil Benlamlih, and Chief Customer Officer – Richard Wray.

•	Responded to the challenges posed by the COVID-19 pandemic. Due to the COVID-19 pandemic, Carta experienced fluctuations in revenue. While the first quarter of 2020 was tracking favourably to budget (101%), revenues decreased to 40% of budget in the second quarter of 2020 (32% down from the second quarter of 2019). In the third quarter of 2020, Carta has begun to see signs of recovery as transaction volumes trended back towards pre-COVID levels.

In response to the pandemic, Carta has undertaken cost-saving measures (with the total of all cost reductions and financial assistance received in 2020 being more than $2,200,000), including:

o	implementing numerous expense reductions and continued optimization, including temporary company-wide salary reductions (salaries reduced 20%) and the furloughing of non-essential employees;

o	obtaining financial assistance from government COVID-19 relief programs (Canada Emergency Wage Subsidy, Temporary Wage Subsidy) totalling approximately $300,000 during the second and third calendar quarters of 2020; and

o	securing obligations to advance up to $1,500,000 in funding to Carta through the 2020 Notes financing.

•	Launched Carta processing platform in Japan with customer go-live expected in the first quarter of 2021.

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Financial Year Ending December 31, 2019

In the fiscal year 2019, Carta:

•	Completed the 2019 Notes financing, obtaining an operating loan from shareholders in the aggregate amount of $3,000,000.

•	Completed the August 2019 issuance of Carta Series A Preferred Shares, which raised $500,000 in proceeds to Carta.

•	Implemented the MIP. In April 2019 Carta issued 1,000,000 Carta Common Shares to eligible management of Carta under its approved MIP. The MIP is designed to align senior management with shareholders to increase shareholder value. Pursuant to Carta's Articles, in the event the value to Carta of a change in control of Carta is greater than $34,150,000 (the “MIP Threshold”), if so determined by the Carta Board, the holders of Carta Common Shares will be entitled to receive 12.5% of any amount of the property or assets of Carta valued above the MIP Threshold, in priority to the liquidation preference and participation rights of the Carta Series A Preferred Shares, Carta Series B Preferred Shares and Carta Series C Preferred Shares. See “Information Circular – Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Management Incentive Plan” for information regarding the treatment of the MIP in the Transaction.

•	Made significant reductions in operating costs (approximately $4,500,000), while maintaining high levels of customer satisfaction and service delivery.

Financial Year Ending December 31, 2018

In the fiscal year 2018, Carta:

•	Underwent a senior leadership team change, with new CEO (Paul Hill) and CFO (Peter Kaju) brought on in May 2018.

•	Completed the 2018 Reorganization and 2018 Financing in September 2018.

•	Realigned the business of Carta to focus on Issuer Processing and shift away from support for older, less profitable, resource intensive mobile payment standards that were in the process of being retired within certain industry sectors.

•	Right-sized the work force to approximately 70 personnel, from approximately 110.

•	Implemented a new client services model to drive client success.

•	Was selected by a global fintech company focused on providing foreign exchange services to be their exclusive processor for the Asia Pacific region, in addition to the services already being provided by Carta in respect of all of Europe.

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Narrative Description of the Business of Carta

Overview of Business

Carta is a software company which provides technology and services that enable financial technology (“fintech”) companies, banks, and corporations to issue payment products to consumers via multiple channels, including physical, virtual and tokenized cards, as well as payment switching and routing services. Carta is registered and certified by both MasterCard and Visa International. Such certifications, along with on-going industry compliance, enable Carta data centers to connect directly to the Visa and MasterCard payment networks, allowing Carta to provide critical transaction processing functionality that enables Carta to deploy advanced payment solutions for its customers.

Carta was founded in 2007 and is headquartered in Toronto, Ontario, Canada. Carta operates a technology platform, which is hosted in two data centers located in Europe and North America, to power payment products for clients in over 40 countries. In addition to its headquarters in Canada, Carta has offices in the United Kingdom, Morocco, and Singapore. Carta's technology is currently deployed in 40 countries across Europe, North America, Australia and Asia.

Carta provides Issuer Processing technology and services, which includes authorization, clearing, settlement and reporting for payment transactions. Carta participates in the value chain between merchants, payment networks (eg. MasterCard and Visa) and payment card issuing banks (“Issuers”) by processing payments. Globally, the majority of Issuers have outsourced the development of their technology infrastructure, including outsourcing transaction processing for Issuer card portfolios, which is referred to as “Issuer Processing”, to businesses that provide Issuer Processing technology and services (“Issuer Processors”). Carta's clients utilize Carta's Issuer Processing platform to issue cards and deliver solutions across multiple segments, including, among others, digital banking, corporate, consumer, public sector payments, peer-to-peer money-transfers and lending.

Carta is considered a “next generation” or modern Issuer Processor in the global digital payments space. In recent decades, a small group of large “legacy” Issuer Processors, some of which were spun off from traditional banks to become stand-alone companies, have emerged and gained significant market share in the Issuer Processing space. Examples of such Issuer Processors include Fidelity National Information Services, Inc. (“FIS”), Fiserv Inc./First Data Corporation (“FirstData/Fiserv”), Total System Services Inc. (“Tsys”), Global Payments Inc. and Worldline SA (“Worldline”). These Issuer Processors offer broad banking technologies in addition to Issuer Processing, such as merchant acquirer processing and core banking technologies, and have grown further in recent years through consolidation. The technology infrastructure within such large legacy Issuer Processors was architected based on early mainframe computing technology. As a result of years of consolidation within the industry, the overall technology offering of legacy Issuer Processors is often based on many disparate technologies. In recent years, with the rise of fintech companies and modern Issuer Processors entering the market, there has been strong demand for modern Issuer Processing technology that offers capability oriented to new digital solutions, as compared with legacy Issuer Processing technology, which caters to large financial institutions and traditional debit and credit card portfolios.

Carta is one of a small group of modern Issuer Processors, which offer more flexible and easily-configured solutions compared to legacy or traditional Issuer Processors. As a modern Issuer Processor, Carta differentiates itself from legacy Issuer Processors based on features, functionality, speed to market, pricing structure and service level. Specifically, modern Issuer Processors such as Carta provide clients with the ability to develop more innovative payment products by allowing clients to connect to the Issuer Processing platform with application programming interface webservices to deliver real-time services, customized products and new digital payments tools. Modern Issuer Processors can support new and agile development methodologies and provide support to a broader range of digital use-cases compared to legacy Issuer Processors that operate on more rigid technology architecture and are less suitable to developing customized solutions and rapid iteration.

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Carta's data centres contain servers that are connected directly to payment networks, Mastercard's Interface Processor or Visa's Visa Extended Access Service, merchants and issuing banks via secure internet connections.

Carta's systems are specifically architected to meet the complex demands of the modern payments environment by delivering secure and scalable solutions enabling optimal control and configuration, along with open developer tools for unlimited potential. As an Issuer Processor, Carta acts as a mediator between the merchant and financial institutions. The Carta system plays an integral role in processing and settling transactions with issuing banks, who transfer funds from a cardholder to a merchant. This process is completed through a payments card network (illustrated below).

A summary of the key steps in the transaction process is illustrated in the chart below:

1)	A transaction occurs at the merchant level
2)	The Carta platform receives an authorization request
3)	Carta's system ensures the transaction and card used is valid (i.e. in good standing with sufficient funds)
4)	If all system checks are cleared, the transaction is approved by the Carta platform; if not, the transaction is declined
5)	Upon a transaction being approved, the merchant system notifies the issuing bank though the card network and the issuing bank conducts the transfer of funds from the card holder to the merchant

Over the past three years, Carta has made significant progress in shifting its revenue mix towards recurring transaction-based revenue across its client base. Transactional revenue has consistently grown in absolute dollar terms and as a percentage of total revenue. With the 2018 Reorganization and the business being focused on Issuer Processing (compared to continuing with original mobile payment industry technology initiatives, which previously comprised a much larger part of Carta's business), monthly transaction revenue (“MTR”) has been consistently increasing. Despite the effects of the COVID-19 pandemic, the percentage of transactional revenue as a percentage of total revenue is expected to continue to grow, resulting in more predictable monthly recurring transaction revenue.

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Carta's current revenues are derived from three streams: set-up revenue, MTR and consulting or change request revenue.

The majority of Carta's revenue is derived from transaction processing charges, or MTR. MTR is generated primarily from processing fees, including maintenance charges for cards on the Carta platform. These monthly fees are determined by the number of transactions processed (each time a card is used/tapped) and number of cards activated, and revenue is recognized on a monthly basis, subject to minimum contracted revenue amounts.

Set-up fees relate to charges for initial services to “set-up” and place the customer program on the Carta processing platform. The revenue related to set-ups is recognized on a straight-line basis over the initial life of the contract (typically two or three years), commencing when the set-up services have been completed.

Consulting or change request revenue is driven by customer requests to add features, reports or change functionality from that of the initial design specification of the customer program. Consulting revenue is recognized the month in which the consulting work is completed.

Carta's business requires the engagement of trained developers, but Carta does not anticipate being unable to attract a sufficient number of skilled developers in order to operate its business. See “Risk Factors.”

Intangible Properties

Carta does not rely on identifiable intangible properties, such as brand names, circulation lists, copyrights, franchises, licences, patents, software, subscription lists and trademarks, for operation of Carta's business.

Competitive Landscape

Carta primarily competes with a small group of Issuer Processors targeting financial technology, prepaid cards (virtual, physical) and modern banking verticals. There is a limited set of primary competitors that Carta encounters in competitive deals across regional markets, namely Marqeta Inc., Galileo Financial Technologies LLC and Global Payment Systems Inc. Along with Carta's primary competitors, Carta competes with legacy Issuer Processor competitors (such as FIS, Tsys, FirstData/Fiserv and Worldline) in larger opportunities or in select regions. Carta continues to displace existing legacy processors by winning opportunities based on a combination of features, functionality, pricing structure and service level.

Key Customer Information

Carta's revenue from its top customer accounted for 22% of total revenue during 2019. This top customer advised Carta early in 2020 that it intends to bring some of Carta's processing services “in-house” over the upcoming three years starting late in 2021 and will gradually transition these services from Carta to their in-house processing as cards are renewed over their three-year renewal cycle. Carta intends to offset this potential lost revenue (as it begins to decrease in late 2021) with additional revenue from existing and new customers. See “Risk Factors”.

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Headcount

Prior to the 2018 Reorganization, Carta had approximately 110 employees. As part of the 2018 Reorganization, and in an effort to focus the business on Issuer Processing (shifting away from mobile), Carta reduced its headcount to approximately 70 full-time employees (a reduction of 36%). Carta's headcount at the end of fiscal year 2019 and current headcount remains at approximately 70 employees, with 47 employees (67%) located in Morocco (the location of Carta's technology and development centre), 9 employees (13%) located in London, United Kingdom (the location of Carta's customer support centre and European head office) and 14 employees (20%) located in Canada (the location of Carta's head office, global sales centre, regional customer support centre, and non-European data centre). Morocco offers a number of advantages as a technology and development centre, including access to a skilled and educated labour force (with a strong French and English as a second language contingent). In addition, the fact that Morocco is not part of the European Union but strategically located as Carta's global technology centre has the benefit of lower labour costs for Carta.

Planned Entrance into United States Market

Having completed its System and Organization Controls for Service Organizations (“SOC”) audit and satisfied its Payment Card Industry (“PCI”) compliance requirements during 2020, Carta expects to enter the United States market in the fourth quarter of 2020 and go live with clients in the first quarter of 2021. The first SOC audit and PCI reviews were completed during 2019 and 2020, and Carta is now focused on obtaining the required certifications with the networks in the United States market. Carta has identified a banking partner and signed several customers with planning under way for customer launch during the first and second quarters of 2021. Entrance into the United States market will provide access to one of the largest payments markets in the world.

Selected Consolidated Financial Information

The following is selected financial information for Carta as at and for the periods indicated. This information should be read in conjunction with Carta's reviewed financial statements for the three and six-month period ended June 30, 2020, and the audited financial statements for the years ended December 31, 2019 and 2018 and the notes thereto, which are attached as Appendix C to the Circular.

Selected Annual Information

	6 months ended June 30, 2020 ($)	Year ended December 31, 2019 ($)	Year ended December 31, 2018 ($)

Revenue	3,293,330	8,463,967	7,644,604
Net loss	(1,027,080)	(2,590,292)	(6,404,550)
Net loss per share	(0.015)	(0.037)	(0.094)

Total assets	3,415,696	3,448,776	6,326,252
Long-term liabilities	3,242,107	252,958	34,484
Dividends per share	-	-	-

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Summary of Quarterly Results (unaudited)

	Q2-2020	Q1-2020	Q4-2019	Q3-2019
Quarter ended	30-Jun-20 ($)	31-Mar-20 ($)	31-Dec-19 ($)	30-Sep-19 ($)

Revenue	1,428,997	1,864,333	2,288,959	2,296,617
Net loss	(731,118)	(295,962)	(488,423)	(256,022)
Net loss per share	(0.011)	(0.004)	(0.007)	(0.004)

	Q2-2019	Q1-2019	Q4-2018	Q3-2018
Quarter ended	30-Jun-19 ($)	31-Mar-19 ($)	31-Dec-18 ($)	30-Sep-18 ($)

Revenue	2,093,717	1,784,674	2,111,790	1,665,878
Net loss	(649,257)	(1,196,590)	(721,979)	(641,171)
Net loss per share	(0.010)	(0.018)	(0.011)	(0.009)

Management's Discussion and Analysis

Carta's management's discussion and analysis (“MD&A”) is included as Appendix D to the Circular, and should be read in conjunction with the audited financial statements of Carta for the years ended December 31, 2019 and 2018, and the unaudited financial statements of Carta for the 6-month period ended June 30, 2020, which have been prepared in accordance with IFRS.

Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. See “Information Circular – Cautionary Note Regarding Forward-Looking Statements And Risks” and the risk factors described throughout the Circular.

Description of Carta Securities

Outstanding Securities

Carta's authorized share capital consists of an unlimited number of Carta Common Shares, an unlimited number of Carta Series A Preferred Shares, an unlimited number of Carta Series B Preferred Shares, and an unlimited number of Carta Series C Preferred Shares (collectively with the Carta Series A Preferred Shares and the Carta Series B Preferred Shares, the “Carta Preferred Shares”).

As of the date of this Circular, there are 1,000,000 Carta Common Shares issued and outstanding, 18,300,000 Carta Series A Preferred Shares issued and outstanding, 25,000,000 Carta Series B Preferred Shares issued and outstanding, and 25,300,690 Carta Series C Preferred Shares issued and outstanding. This section contains a general description of the rights, privileges and restrictions attached to each class of Carta Shares. In addition, as of the date of this Circular, there are an aggregate of 82,182 options to purchase Carta Series C Preferred Shares (“Carta Options”) outstanding. Each Carta Option is exercisable for one (1) Carta Series C Preferred Share. Other than the outstanding Carta Options, there are no outstanding securities that are convertible or exchangeable for Carta Shares.

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(i) Carta Common Shares

Each Carta Common Share entitles the holder thereof to one vote at a meeting of Carta Shareholders (except for meetings at which only holders of another specified class or series of shares of Carta are entitled to vote separately as a class or series). Upon liquidation, dissolution or winding up of Carta, the holders of Carta Common Shares are entitled to participate in any distribution of the assets of Carta only in accordance with the MIP (as described below).

Carta Common Shares are currently only held by participants in the MIP. Carta established the MIP, effective April 1, 2019, to provide an equity incentive to, and to attract and retain, certain employees, officers and consultants of Carta (the “MIP Participants”). The rights and restrictions attached to the Carta Common Shares entitle holders of Carta Common Shares to receive 12.5% of any amount of any property or assets of Carta valued above the MIP Threshold (the “MIP Return”) realized in connection with a change of control or liquidity event in priority to the liquidation preference and participation rights of the Carta Series A Preferred Shares, Carta Series B Preferred Shares and Carta Series C Preferred Shares, as more particularly described in Carta's Articles. The MIP Return was structured so as to be allocated to the MIP Participants and paid out in priority to the liquidation preference and participation rights of the Carta Series A Preferred Shares, Carta Series B Preferred Shares and Carta Series C Preferred Shares.

The MIP Participants have been issued an aggregate of 1,000,000 Carta Common Shares under the MIP. Pursuant to Carta's Articles, holders of the Carta Common Shares shall be entitled to the MIP Return and no other right to assets of Carta upon a change of control, liquidation or winding up. Pursuant to the MIP, each MIP Participant has entered into an award agreement providing for the terms and condition pursuant to which such Carta Common Shares are issued, including vesting upon a change of control and the right of Carta to repurchase such Carta Common Shares in certain circumstances. Such award agreements provide that each MIP Participant, upon leaving Carta (other than if terminated by Carta other than for cause), will immediately forfeit all Carta Common Shares held pursuant to the MIP, to be re-allocated amongst other MIP Participants, as determined by the board of directors of Carta. See “Information Circular – Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Management Incentive Plan” for information regarding the treatment of the Carta Common Shares in the Transaction.

(ii) Carta Series A Preferred Shares

Each Carta Series A Preferred Share entitles the holder thereof to one vote at a meeting of Carta Shareholders (except for meetings at which only holders of another specified class or series of shares of Carta are entitled to vote separately as a class or series). Certain matters require the approval of the holders of Carta Series A Preferred Share by ordinary resolution, voting separately as a class, including: (i) amendments to the articles or by-laws of Carta that are detrimental to the interests of the holders of Carta Series A Preferred Shares, (ii) the creation of a new class or series of shares ranking equal or superior to the Carta Series A Preferred Shares, (iii) Carta incurring non-operating debt in excess of $500,000, (iv) a change of control of Carta, and (v) a change in the Chief Executive Officer of Carta. A change of control of Carta also requires the approval by special resolution of the holders of each other series of Carta Preferred Shares. The Carta Series A Preferred Shares rank senior to the Carta Common Shares (except as contemplated by the MIP Return), the Carta Series B Preferred Shares and the Carta Series C Preferred Shares with respect to payment of dividends and distributions of assets of Carta upon liquidation, dissolution or winding up of Carta, whether voluntary or involuntary. Upon the occurrence of a change of control of Carta, or any voluntary or involuntary liquidation, dissolution or winding up of Carta (each, a “Liquidation”), the holders of Carta Series A Preferred Shares shall be entitled to be paid out of the assets of Carta up to an amount equal to $9,150,000 before any payment is made to the holders of Carta Series B Preferred Shares, Carta Series C Preferred Shares or Carta Common Shares (except as contemplated by the MIP Return), and then $18,300,000 before any payment is made to the holders of Carta Series B Preferred Shares, Carta Series C Preferred Shares or Carta Common Shares (except as contemplated by the MIP Return), with this second liquidation preference amount to be shared with the holders of 2020 Notes in accordance with a pre-determined percentage. In the event of a Liquidation, after all preferential amounts required to be paid to the holders of Carta Preferred Shares and the Carta Common Shares (as contemplated by the MIP Return) are paid, holders of Carta Series A Preferred Shares shall be entitled to participate in the distribution of the remaining assets to be distributed on the basis of the Carta Series A Preferred Share participation rate of 26.8%. The Carta Series A Preferred Shares are redeemable, at the option of the holders thereof, on or after September 30, 2022 at a price of $1.50 for each Carta Series A Preferred Share.

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(iii) Carta Series B Preferred Shares

Each Carta Series B Preferred Share entitles the holder thereof to one vote at a meeting of Carta Shareholders (except for meetings at which only holders of another specified class or series of shares of Carta are entitled to vote separately as a class or series). The Carta Series B Preferred Shares rank junior to the Carta Series A Preferred Shares and senior to the Carta Common Shares (except as contemplated by the MIP Return) and the Carta Series C Preferred Shares with respect to payment of dividends and distributions of assets of Carta upon liquidation, dissolution or winding up of Carta, whether voluntary or involuntary. Upon the occurrence of a Liquidation, the holders of Carta Series B Preferred Shares shall be entitled to be paid out of the assets of Carta up to an amount equal to $21,000,000 before any payment is made to the holders of Carta Series C Preferred Shares but after required payments are made to the holders of Carta Series A Preferred Shares and Carta Common Shares (as contemplated by the MIP Return). In the event of a Liquidation, after all preferential amounts required to be paid to the holders of Carta Preferred Shares and the Carta Common Shares (as contemplated by the MIP Return) are paid, holders of Carta Series B Preferred Shares shall be entitled to participate in the distribution of the remaining assets to be distributed on the basis of the Carta Series B Preferred Share participation rate of 25.6%.

(iv) Carta Series C Preferred Shares

Each Carta Series C Preferred Share entitles the holder thereof to one vote at a meeting of Carta Shareholders (except for meetings at which only holders of another specified class or series of shares of Carta are entitled to vote separately as a class or series). The Carta Series C Preferred Shares rank junior to the Carta Series A Preferred Shares and Carta Series B Preferred Shares and senior to the Carta Common Shares (except as contemplated by the MIP Return) with respect to payment of dividends and distributions of assets of Carta upon liquidation, dissolution or winding up of Carta, whether voluntary or involuntary. Upon the occurrence of a Liquidation, the holders of Carta Series C Preferred Shares shall be entitled to be paid out of the assets of Carta up to an amount equal to $15,000,000 after liquidation preference payments are made to the holders of Carta Series A Preferred Shares, Carta Series B Preferred Shares and Carta Common Shares (as contemplated by the MIP Return). In the event of a Liquidation, after all preferential amounts required to be paid to the holders of Carta Preferred Shares and the Carta Common Shares (as contemplated by the MIP Return) are paid, holders of Carta Series C Preferred Shares shall be entitled to participate in the distribution of the remaining assets to be distributed on the basis of the Carta Series C Preferred Share participation rate of 47.6%.

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(v) Carta Options

Each Carta Option is exercisable for one (1) Carta Series C Preferred Share. The following Carta Options are outstanding:

Security Type	Name of Registered Holder	Number of Security	Exercise Price	Date of Expiry
Options	Wayne Clarke	65,746	$3.04	2023/03/21
Options	Faycal Bellamine	8,218	$3.80	2022/09/21
Options	Mehdi Elghissassi	8,218	$3.80	2022/09/21

If the Transaction is completed, all Carta Options will be cancelled in exchange for nominal consideration of $0.00001 per Carta Option. For more information, see “Information Circular – Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Carta Options”.

(vi) Carta Debt Obligations:

a. 2019 Notes

The 2019 Notes were intended to act as a bridge to a future financing from a third-party lender. Carta issued an aggregate principal amount of $3,000,000 of 2019 Notes to certain participating Carta Shareholders, with 50% of such 2019 Notes issued on December 11, 2019 and the balance issued on January 17, 2020. The 2019 Notes bear interest at a rate of 15% per annum, payable monthly in arrears, compounding monthly, and mature on December 31, 2021. In addition, holders of the 2019 Notes are entitled to a redemption payment equal to 5% of the principal amount of each 2019 Note that is payable at the time the 2019 Notes are repaid in full. See “Information Circular – Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Plan of Arrangement and the Carta Limited Partnership” for information regarding the treatment of the 2019 Notes in the Transaction.

b. 2020 Notes:

In July 2020, Carta finalized the 2020 Notes, being a short-term operating loan from shareholders. The 2020 Notes are intended to provide bridge financing to support Carta during the coronavirus outbreak. Pursuant to the offering of 2020 Notes, certain Carta Shareholders agreed to advance an aggregate of $1,500,000 to Carta, with an aggregate of $750,000 advanced in July 2020 and the balance available to be drawn on by Carta, at its option (which Carta intends to exercise in January 2021 prior to closing of the Transaction, and which Carta is required to have received the proceeds of as a closing condition to the Transaction). The 2020 Notes bear interest at a rate of 15% per annum, payable monthly in arrears, compounding monthly, with principle and interest being accrued monthly and mature on September 30, 2022. See “Information Circular – Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Plan of Arrangement and the Carta Limited Partnership” for information regarding the treatment of the 2020 Notes in the Transaction.

Dividend Policy

Carta has not declared or paid any dividends since it was incorporated. Carta intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The board of directors of Carta (the “Carta Board”) will review this policy from time to time having regard to Carta's financing requirements, financial condition and other factors considered to be relevant.

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Market for Securities

There is no public market for any securities of Carta.

Consolidated Capitalization

The following table sets out changes in, and the effect of such changes on, the share and loan capital of Carta, on a consolidated basis, since December 31, 2019, the date of the financial statements for the most recently completed financial year of Carta contained in this Circular, and the date of this Circular:

Designation of Security	Amount authorized or to be authorized	Amount outstanding as at December 31, 2019	Amount outstanding as of the date of this Circular
Carta Common Shares	Unlimited	1,000,000	1,000,000
Carta Series A Preferred Shares	Unlimited	18,300,000	18,300,000
Carta Series B Preferred Shares	Unlimited	25,000,000	25,000,000
Carta Series C Preferred Shares	Unlimited	25,300,690	25,300,690
Loan Capital	-	$1,500,0001	$3,750,0002

1	In December 2019, Carta issued the first $1,500,000 of aggregate principal amount of 2019 Notes. The remaining $1,500,000 of aggregate principal amount of 2019 Notes were issued in January 2020.

2	In January 2020, Carta issued the remaining $1,500,000 of aggregate principal amount of 2019 Notes. An aggregate principal amount of $750,000 of 2020 Notes were issued in July 2020.

Options to Purchase Securities

The following table sets forth the aggregate number of options to purchase Carta Shares, as at the date of this Circular. All such options to purchase Carta Shares will be cancelled upon the completion of the Transaction. See “Information Circular – Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Purchase Price and Working Capital Adjustment” for information regarding the treatment of the Carta Options in the Transaction.

B-14

Category	Number of Options to Acquire Carta Series C Preferred Shares	Exercise Price	Expiration Date
All of Carta's executive officers and past executive officers, as a group 65,746 in total.	65,746	$3.04	2023/03/21
All executive officers and past executive officers of Carta's subsidiaries, as a group 0 in total.	0	0	N/A
All of Carta's other employees and past employees, as a group 0 in total.	0	0	N/A
All of the other employees and past employees of Carta's subsidiaries, as a group 16,436 in total	16,436	$3.80	2022/09/21
All of Carta's directors and past directors who are not also executive officers, as a group	0	0	N/A
All directors and past directors of Carta's subsidiaries who are not also executive directors of the subsidiary, as a group 0 in total	0	0	N/A
All of Carta's consultants, as a group 0 in total	0	0	N/A
Any other person or company holding options, as a group 0 in total	0	0	N/A
Total	82,182

Prior Sales

During the 12-month period prior to the date of this Circular, Carta has not issued any Carta Shares or securities convertible into Carta Shares. See “Description of Carta Securities – Outstanding Securities – Carta Debt Obligations – 2020 Notes” of this Appendix B for details regarding the issuance of the 2020 Notes.

Escrowed Securities

To the knowledge of Carta, as of the date of this Circular, there are no securities of Carta being held in escrow.

Principal Securityholders

The following table sets out the securityholders who, as of the date of this Circular, will, to the knowledge of Carta, beneficially own, control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the voting securities of Carta:

Name of Securityholder	Type of Ownership (of record and/or beneficially)	Number of Securities Owned, Controlled or Directed	Type of Securities Owned, Controlled or Directed	Percentage of Outstanding Securities[1]
Elgner Group Investments Ltd.	Of Record and Beneficially	10,428,178	Series A, B and C Preferred Shares	15%
Reimer Asset Corp.	Of Record and Beneficially	8,669,745	Series A, B and C Preferred Shares	13%
D C Thomson Group	Of Record and Beneficially	7,621,188	Series A, B and C Preferred Shares	11%

1

The percentage of outstanding securities for a particular securityholder is calculated based on the number of Carta Shares held by that securityholder divided by 69,601,431 (being the sum of all Carta Series A Preferred Shares, Carta Series B Preferred Shares, Carta Series C Preferred Shares and Carta Common Shares issued and outstanding on a fully diluted basis).

B-15

Directors and Officers

The following table sets forth the names and jurisdiction of residence of the directors and executive officers of Carta as of the date of this Circular, including their respective positions and offices held with Carta and their principal occupation for the last five or more years. Directors of Carta serve from the time of appointment until the next annual meeting of shareholders or until their successors are elected or appointed, unless their office is earlier vacated in accordance with the articles of Carta.

As at the date of this Circular, the directors and executive officers of Carta as a group beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 20,509,162 Carta Shares, representing approximately 29.5% of the issued and outstanding Carta Shares.

Name and Municipality of Residence	Principal Occupation	Director Since	Number and class of shares beneficially owned directly or indirectly or over which control or direction is exercised
Peter Kaju Toronto, Ontario	Chief Executive Officer of Carta (June 1, 2020); previously Chief Financial Officer Previously, Chief Financial Officer of DAC Group Chief Financial Officer and co-founder of DisclosureNet	June 25, 2018	50,000 Carta Series A Preferred Shares 230,000 Carta Common Shares
Christopher Payne Toronto, Ontario	Chairman of Carta Investment Funds Manager, Genuity Capital Partners	January 24, 2018	1,250,000 Carta Series A Preferred Shares 100,000 Carta Common Shares
John Thomson Dundee, Scotland	Director of Strategic Investments, DC Thomson & Co. Ltd.	June 25, 2015	902,500 Carta Series A Preferred Shares 5,115,000 Carta Series B Preferred Shares 1,387,250 Carta Series C Preferred Shares
Kelly Reimer Toronto, Ontario	Vice Chairman of Reimer World Corp. and President of Reimer World Properties	June 11, 2013	1,905,000 Carta Series A Preferred Shares 5,872,500 Carta Series B Preferred Shares 792,245 Carta Series C Preferred Shares
Rick Huff Toronto, Ontario	Managing Partner, Huff Capital Inc. and Director of FlipGive and Wellness Living	September 28, 2018	1,152,500 Carta Series A Preferred Shares
Frank Baldesarra Mississauga, Ontario	President of Rand Investments	November 7, 2018	1,000,000 Carta Series A Preferred Shares 752,168 Carta Series C Preferred Shares

B-16

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Carta, no director or executive officer of Carta is, at the date of this Circular, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company; or

(b)	was subject to a cease trade order, an order or similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of Carta, no director or executive officer of Carta, or shareholder holding a sufficient number of securities to affect materially the control of Carta is, as of the date of this Circular, or has been, within 10 years before the date hereof, a director or executive officer of any company that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

B-17

To the knowledge of Carta, no director or executive officer of Carta, or shareholder holding a sufficient number of securities to affect materially the control of Carta has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of Carta, no director or executive officer of Carta, or shareholder holding a sufficient number of securities to affect materially the control of Carta has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Carta is not aware of any existing or potential material conflicts of interest between Carta and its subsidiaries and a director or officer of Carta and its subsidiaries.

Executive Compensation

For the purposes of this section “Information Concerning Carta – Executive Compensation”, a “Named Executive Officer” or “NEO” means (i) each individual who, during any part of the financial year ended December 31, 2019, served as Carta's Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”); (ii) in respect of Carta and its subsidiaries, the most highly compensated executive officer (other than the CEO and CFO) as at December 31, 2019 whose total compensation was more than $150,000 for that financial year; and (iii) each individual who would have satisfied the criteria in (ii) but for the fact that such individual was neither an executive officer of Carta, nor acting in a similar capacity, as at December 31, 2019.

For the financial year ended December 31, 2019, Carta had the following Named Executive Officers: Peter Kaju, Paul Hill, Adil Benlamlih, Giles Sutherland, Richard Wray and Blake McClelland.

B-18

Summary Compensation Table

The following table of compensation, excluding options and compensation securities, provides a summary of the compensation paid by Carta to each NEO and director of Carta, current or former, for the completed financial years ended December 31, 2019 and 2018.

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, consulting fee, retainer	Commission	Bonus	Committee or meeting fees	Value of all perquisites	Value of all other compensation	* Total Compensation
		($)	($)	($)	($)	($)	($)	($)

Peter Kaju, CEO/CFO	2019	$240,000	$-	$-	$-	$-	$2,400	$242,400
CEO, Chief Executive Officer as of June 1, 2020; CFO, Chief Financial Officer start May 2018	2018	$147,385	$-	$-	$-	$-	$1,474	$148,858

Paul Hill (departure Jun 1, 2020)	2019	$276,850	$-	$-	$-	$-	$-	$276,850
Chief Executive Officer (start May 2018)	2018	$157,471	$-	$-	$-	$-	$-	$157,471

Brian Semkiw (departure Jun 2018)	2019	$-	$-	$-	$-	$-	$-	$-
Chief Executive Officer	2018	$125,000	$-	$-	$-	$12,000	$-	$137,000	(1)

Rui Mendes (departure Jun 2018)	2019	$-	$-	$-	$-	$-	$-	$-
Chief Technology Officer	2018	$125,395	$-	$-	$-	$12,000	$-	$137,395	(2)

Wayne Clarke (departure Jun 2018)	2019	$-	$-	$-	$-	$-	$-	$-
Chief Financial Officer	2018	$105,395	$-	$-	$-	$12,000	$1,029	$118,424	(3)

John Thomson (departure Jan 2018)	2019	$-	$-	$-	$-	$-	$-	$-
Chief Executive Officer	2018	$22,383	$-	$-	$-	$-	$224	$22,607

Adil Benlamlih, CTO	2019	$260,994	$-	$-	$-	$-	$-	$260,994
CTO, Chief Technology Officer as of July 2020; VP Software Engineering & IT (2019 /2018)	2018	$260,994	$-	$-	$-	$-	$-	$260,994

Giles Sutherland, CRO	2019	$225,000	$15,375	$-	$-	$-	$1,875	$242,250
CRO, Chief Revenue Officer as of July 2020; Managing Dir. NM (2019); VP Sales & Marketing (2018)	2018	$225,000	$-	$25,000	$-	$-	$-	$250,000

Richard Wray, CCO	2019	$212,500	$-	$-	$-	$-	$5,844	$218,344
CCO, Chief Customer Officer as of July 2020; Managing Dir. EMEA (2019); VP Operations (2018)	2018	$212,500	$-	$-	$-	$-	$3,719	$216,219

Blake McClelland	2019	$100,000	$62,060	$-	$-	$-	$-	$162,060
VP Sales & Marketing as of Sept 2020; VP / Director Business Development (2019 / 2018)	2018	$-	$-	$-	$-	$-	$-	$-

Nitin Divker (departure Sept 2019)	2019	$-	$-	$-	$-	$-	$-	$-
VP Finance	2018	$175,000	$-	$-	$-	$-	$1,750	$176,750

Geoff Smith (departure Dec 2019)	2019	$160,000	$1,640	$-	$-	$-	$1,600	$163,240
VP Client Services / Director of IT	2018	$-	$-	$-	$-	$-	$-	$-

1	Brian Semkiw – CEO to June 2018; annual salary $250,000 + car allowance $24,000; total annual compensation $274,000
2	Rui Mendes – CTO to June 2018; annual salary $250,790 + car allowance $24,000; total annual compensation $274,790
3	Wayne Clarke – CFO to June 2018; Annual salary $210,790 + car allowance $24,000; total annual compensation $234,790

B-19

External Management Companies

None of the current NEOs or directors of Carta have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with Carta to provide executive management services to Carta, directly or indirectly except for Paul Hill, who was the CEO of Carta from May 2018 to May 2020.

Outstanding Share and Option Based Awards

The following table of compensation securities provides a summary of all compensation securities granted or issued by Carta to each NEO and director of Carta, current and former, for the financial year ended December 31, 2019, for services provided or to be provided, directly or indirectly, to Carta or any of its subsidiaries:

No current directors or NEO's hold any outstanding share and option-based awards. The below lists former employees that had share and option-based awards, which awards will be cancelled in exchange for nominal consideration as a part of the Transaction.

Compensation Securities
Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Expiry date

Wayne Clarke CFO – Until May 2018	Series C Preferred Share Options	65,746	2018/03/22	$3.04	2023/03/21

No compensation securities were exercised by any director or NEO during the most recently completed financial year.

B-20

Stock Option Plan

Carta's current stock option plan was established on January 1, 2013. Currently there are 82,182 stock options outstanding under the plan (see “Description of Carta Securities – Outstanding Securities – (v) Carta Options” of this Appendix B). As part of the 2018 Reorganization all outstanding stock options became exercisable for Carta Series C Preferred Shares. Since the 2018 Reorganization, Carta has not issued any further options and all share-based compensation has been implemented by Carta pursuant to the MIP (see “General Development of the Business of Carta - Financial Year Ending December 31, 2019” of this Appendix B). Pursuant to the Transaction, all outstanding stock options shall be cancelled for nominal consideration. See “Information Circular – Particulars Of Matters To Be Acted Upon – The Transaction – The Arrangement Agreement – Carta Options” for additional details.

Employment, Consulting and Management Agreements

Peter Kaju

Carta entered into an employment agreement with Mr. Kaju on May 22, 2018. Under the terms of this agreement, Mr. Kaju was appointed to the role of CFO and is entitled to a base annual salary of $240,000. In addition, Mr. Kaju may be eligible to receive a performance bonus, if any, as the Carta Board, in its sole discretion, may determine and authorise. Mr. Kaju has also been issued Carta Common Shares, pursuant to the MIP. In the event that the employment agreement is terminated by Carta without cause, Mr. Kaju is entitled to receive compensation equal to seven (7) months of his base salary and starting in year two and thereafter, one (1) additional month per year up to a maximum of twelve (12) months. On June 1, 2020, Mr. Kaju was appointed to the role of CEO; all other terms of his employment agreement remained unchanged.

Adil Benlamlih

Mr. Benlamlih joined Carta in December 2007 as a contractor. Subsequently, Carta entered into an employment agreement with Mr. Benlamlih on February 1, 2011. Under the terms of this agreement, Mr. Benlamlih was appointed to the role of Co-General Manager and was entitled to a base annual salary of MAD 550,000 (approximately CAD $79,000) per year. In addition, Mr. Benlamlih may be eligible to receive a performance bonus, if any, as the Carta Board, in its sole discretion, may determine and authorise. In the event that the employment agreement is terminated by Carta without cause, Mr. Benlamlih is entitled to receive compensation under Moroccan common law. On September 1, 2020, Mr. Benlamlih was appointed to the role of Chief Technology Officer; all other terms of his employment agreement remained unchanged. Mr. Benlamlih has also been issued Carta Common Shares, pursuant to the MIP. Mr. Benlamlih currently receives a base annual salary of MAD 1,864,243 (approximately CAD $260,994).

Giles Sutherland

Carta entered into an employment agreement with Mr. Sutherland on April 30, 2010. Under the terms of this agreement, Mr. Sutherland was appointed to the role of Business Development - Americas and was entitled to a base annual salary of $60,000 per year, plus variable performance-based bonus and commission. Mr. Sutherland has held a number of roles at Carta. Most recently, on September 1, 2020, Mr. Sutherland was appointed to the role of Chief Revenue Officer, all other terms of his employment agreement remained unchanged. Mr. Sutherland has also been issued Carta Common Shares, pursuant to the MIP, and qualifies for revenue-based commission. In addition, Mr. Sutherland may be eligible to receive a performance bonus, if any, as the Carta Board in its sole discretion, may determine and authorise. Mr. Sutherland currently receives a base annual salary of $225,000.

B-21

Richard Wray

Carta entered into an employment agreement with Mr. Wray on July 1, 2010. Under the terms of this agreement, Mr. Wray was appointed to the role of Operations Director and is entitled to a base annual salary of GBP 80,000 (approximately CAD $139,000) per year. In addition, Mr. Wray may be eligible to receive a performance bonus, if any, as the Carta Board, in its sole discretion, may determine and authorise. On September 1, 2020, Mr. Wray was appointed to the role of Chief Customer Officer, all other terms of his employment agreement remained unchanged. Mr. Wray has also been issued Carta Common Shares, pursuant to the MIP. Mr. Wray currently receives a base annual salary of GBP 125,000 (approx. CAD $217,000).

Blake McClelland

Carta entered into an employment agreement with Mr. McClelland on December 1, 2010. Under the terms of this agreement, Mr. McClelland was appointed to the role of Business Development Manager and was entitled to a base annual salary of $40,000 per year plus variable performance-based bonus and commission. Mr. McClelland has held a few roles during his tenure at Carta. Most recently, on September 1, 2020, Mr. McClelland was appointed to the role of Vice President Sales & Marketing, all other terms of his employment agreement remained unchanged. Mr. McClelland has also been issued Carta Common Shares, pursuant to the MIP, and qualifies for revenue-based commission. In addition, Mr. McClelland may be eligible to receive a performance bonus, if any, as the Carta Board, in its sole discretion, may determine and authorise. Mr. McClelland currently receives a base annual salary of $120,000.

Oversight and Description of Director and NEO Compensation

Carta directors are not compensated by or hold any options or warrants. Carta CEO's compensation is determined by the Carta Board and the Chairman of the Carta Board, and the compensation of Carta NEOs is determined by the CEO. Compensation is reviewed on an annual basis and are based on market driven comparables. Certain Carta directors and all NEOs hold Carta Common Shares pursuant to the MIP. Certain NEOs also participate in the sales commission plan, which provides such NEOs with the opportunity to earn additional cash compensation.

Pension Disclosure

Carta does not provide a pension plan to employees, NEO's or directors (other than required local pension plans and those disclosed below), nor does it have a defined benefit plan.

Carta does offer Canadian employees the option of paying into a retirement savings plan pursuant to which Carta matches employee contributions of up to 1% of the employee's annual salary. Similarly, for its Moroccan employees, Carta contributes 3.9% of employee salaries towards a group retirement savings plan. For Carta's employees in the United Kingdom, Carta participates in a group personal pension plan pursuant to which Carta contributes 3% of the employee's salary amounts towards the group personal pension plan.

Indebtedness of Directors and Executive Officers

As at the date of this Circular, no directors or officers were indebted to Carta.

B-22

Risk Factors

There are certain risk factors relating to Carta which should be carefully considered by Mogo Shareholders, which are qualified in their entirety by reference to, and must be read in conjunction with, the other information contained in this Circular. Mogo Shareholders should also carefully consider the risk factors which exist for Mogo and the Transaction as described in this Circular. See “Information Circular - Risks Associated with the Transaction” for additional information.

Risks Related to Carta's Business

Carta faces substantial and increasing competition worldwide in the global payments industry.

The global payments industry is highly competitive, rapidly changing, highly innovative, and increasingly subject to regulatory scrutiny and oversight. Carta competes against a wide range of businesses, including those that are larger than Carta is, have greater name recognition, longer operating histories, or a dominant or more secure position, or offer other products and services to consumers and merchants that Carta does not offer, as well as smaller or younger companies that may be more agile in responding quickly to regulatory and technological changes. Many of the areas in which Carta competes evolve rapidly with changing and disruptive technologies, shifting user needs, and frequent introductions of new products and services. Competition also may intensify as businesses enter into business combinations and partnerships, and established companies in other segments expand to become competitive with different aspects of Carta's business.

Carta competes against a wide range of businesses with varying roles in all forms of payments, including:

•	paper-based transactions (principally cash and checks);
•	banks and financial institutions providing traditional payment methods, particularly credit and debit cards (collectively, “payment cards”) and electronic bank transfers;
•	payment networks which facilitate payments for credit card users;
•	providers of “digital wallets” which offer customers the ability to pay online and/or in-store through a variety of payment methods, including with mobile applications, through contactless payments, and with a variety of payment cards;
•	payment-card processors that offer their services to merchants, including for “card on file” payments where the merchant invites the consumer to select a payment method for their first transaction and to use the same payment method for subsequent transactions;
•	providers of person-to-person (“P2P”) payments that facilitate individuals sending money with an email address or mobile phone number;
•	merchants and merchant associations that may provide proprietary payment networks to facilitate payments within their own retail network;
•	providers of money remittance services for transferring money abroad, including those that may provide proprietary payment networks;
•	providers of card readers for mobile devices and of other point-of-sale and multi-channel technologies; and
•	providers of virtual currencies and distributed ledger technologies.

Carta often partners with many of these businesses and Carta considers the ability to continue establishing these partnerships as important to its business. Competition for relationships with these partners is intense, and there can be no assurance that Carta will be able to continue to establish, grow, or maintain these partner relationships.

B-23

Carta also faces competition and potential competition from:

•	services that provide online merchants the option of paying for purchases from their bank account or paying on credit;
•	issuers of stored value products targeted at online payments;
•	other online and mobile payment-services providers globally;
•	services targeting users of social networks and online gaming, including those offering social commerce and P2P payments;
•	payment services enabling banking customers to send and receive payments through their bank account, including through immediate or real-time payments systems;
•	e-commerce services that provide special offers linked to a specific payment provider;
•	services that help merchants and consumers use, accept, buy, sell, and manage virtual currencies; and
•	electronic funds transfer services as a method of payment for both online and offline transactions.

Some of Carta's current and potential competitors have larger customer bases, broader geographic scope, volume, scale, resources, and market share than Carta does, which may provide them significant competitive advantages. Some competitors may also be subject to less burdensome licensing, anti-money laundering, counter-terrorist financing, and other regulatory requirements. They may devote greater resources to the development, promotion, and sale of products and services, and offer lower prices or more effectively offer their own innovative programs, products, and services.

If Carta is not able to differentiate its products and services from those of Carta's competitors, drive value for Carta's customers, or effectively and efficiently align Carta's resources with its goals and objectives, Carta may not be able to compete effectively in the market.

Global and regional economic conditions could harm Carta's business.

Carta's operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may result in consumers and businesses postponing or lowering spending in response to, among other factors:

•	tighter credit,
•	higher unemployment,
•	consumer debt levels or reduced consumer confidence,
•	financial market volatility,
•	fluctuations in foreign currency exchange rates and interest rates,
•	changes and uncertainties related to government fiscal and tax policies,
•	changes and uncertainties about Canadian and international trade relationships, agreements, policies, treaties and restrictive actions, as well as the possibility of significant increases in tariffs on imported goods, and other restrictive actions, and
•	other negative financial news or macroeconomic developments.

These and other global and regional economic events and conditions could have a material adverse impact on the demand for Carta's products and services. In addition, any financial turmoil affecting the banking system or financial markets could cause additional consolidation of the financial services industry, significant failures of financial service institutions, new or incremental tightening in the credit markets, low liquidity, and extreme volatility or distress in the fixed income, credit, currency, and equity markets, which could have a material adverse impact on Carta's business.

B-24

If Carta cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of Carta's products and services and, consequently, Carta's revenues could decline.

Rapid, significant, and disruptive technological changes impact the industries in which Carta operates, including developments in:

•	technologies supporting Carta's regulatory and compliance obligations (e.g., in relation to Carta's know your client (“KYC”) and customer identification program (“CIP”) obligations under anti-money laundering regulations);
•	artificial intelligence and machine learning (e.g., in relation to fraud and risk decisioning);
•	payment technologies (e.g., real time payments, payment card tokenization, virtual currencies, including distributed ledger and blockchain technologies, and proximity payment technology, such as NFC and other contactless payments);
•	technologies (e.g., internet browser technology, that enable users to easily store their payment card information for use on any retail or e-commerce website); and
•	commerce technologies, including in-store, online, mobile, virtual, and social commerce (i.e., ecommerce through social networks).

As a result, Carta expects new services and technologies to continue to emerge and evolve, and Carta cannot predict the effects of technological changes on its business. In addition to Carta's own initiatives and innovations, Carta relies in part on third parties, including some of Carta's competitors, for the development of and access to new or evolving technologies. These third parties may restrict or prevent Carta's access to, or utilization of, those technologies, as well as their platforms or products. In addition, Carta may not be able to accurately predict which technological developments or innovations will become widely adopted and how those technologies may be regulated. Carta expects that new services and technologies applicable to the industries in which Carta operates will continue to emerge and may be superior to, or render obsolete, the technologies Carta currently uses in its products and services. Developing and incorporating new technologies into Carta's products and services may require substantial expenditures, take considerable time, and ultimately may not be successful. In addition, Carta's ability to adopt new products and services and to develop new technologies may be inhibited by industry-wide standards, platform providers, payments networks, changes to laws and regulations, the extent of changing expectations of consumers or merchants, third-party intellectual property rights, or other factors. Carta's success will depend on its ability to develop and incorporate new technologies and adapt to technological changes and evolving industry standards; if Carta is unable to do so in a timely or cost-effective manner, its business could be harmed.

Loss of key customers could negatively impact Carta's financial position or results of operations.

Carta's revenue from its top customer accounted for 22% of total revenue during 2019. This top customer advised Carta early in 2020 that it intends to bring some of Carta's processing services “in-house” over the upcoming three years starting late in 2021 and will gradually transition these services from Carta to their in-house processing as cards are renewed over their three-year renewal cycle. Carta intends to offset this potential lost revenue (as it begins to decrease in late 2021) with additional revenue from existing and new customers, however, no assurance can be given that Carta will be able to offset or replace all such lost revenue. The loss of key customers, or the significant reduction or postponement of client contracts, could have a material adverse impact on Carta's financial position or results of operations.

B-25

Cyberattacks and security vulnerabilities could result in serious harm to Carta's reputation, business, and financial condition.

Carta's business involves the collection, storage, processing, and transmission of confidential information and customers' personal data, including financial information. Carta has built its reputation on the premise that its products offer customers a more secure way to make payments. An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.

The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers' personal data), disable or degrade service, or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, and may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Unauthorized parties have attempted, and Carta expects that they will continue to attempt, to gain access to Carta's systems or facilities through various means, including, but not limited to, hacking into Carta's systems or facilities or those of Carta's customers, partners, or vendors, and attempting to fraudulently induce users of Carta's systems (including employees and customers) into disclosing usernames, passwords, payment card information, or other sensitive information, which may in turn be used to access Carta's information technology systems. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insider threats. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Numerous and evolving cybersecurity threats, including advanced and persisting cyberattacks, cyberextortion, spear phishing and social engineering schemes, the introduction of computer viruses or other malware, and the physical destruction of all or portions of Carta's information technology and infrastructure could compromise the confidentiality, availability, and integrity of the data in Carta's systems. Although Carta has developed systems and processes designed to protect data Carta manages, prevent data loss and other security breaches and effectively respond to known and potential risks, and expects to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks.

Carta's information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access Carta's customers' personal or proprietary information and payment card data that are stored on or accessible through those systems. Carta has experienced from time to time, and may experience in the future, breaches of its security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Actual or perceived breaches of Carta's security could, among other things:

•	interrupt Carta's operations,
•	result in Carta's systems or services being unavailable,
•	result in improper disclosure of data and violations of applicable privacy and other laws,
•	materially harm Carta's reputation and brands,
•	result in significant regulatory scrutiny, investigations, fines, penalties and other legal and financial exposure,
•	cause Carta to incur significant remediation costs,
•	lead to loss of customer confidence in, or decreased use of, Carta's products and services,
•	divert the attention of management from the operation of Carta's business,
•	result in significant compensation or contractual penalties from Carta to its customers and their business partners as a result of losses to them or claims by them, and
•	adversely affect Carta's business and results of operations.

B-26

Systems failures and resulting interruptions in the availability of Carta's websites, applications, products, or services could harm Carta's business.

Carta's systems and those of its service providers and partners have experienced from time to time, and may experience in the future, service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, human error, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. Carta has experienced from time to time, and may experience in the future, disruptions in its systems due to break-ins, sabotage, and intentional acts of vandalism. Some of Carta's systems are not fully redundant, and Carta's disaster recovery planning may not be sufficient for all possible outcomes or events. In addition, as a provider of payments solutions, Carta is subject to heightened scrutiny by regulators that may require specific business continuity, resiliency and disaster recovery plans, and more rigorous testing of such plans, which may be costly and time-consuming to implement, and may divert Carta's resources from other business priorities.

Carta has experienced and expects to continue to experience system failures, denial-of-service attacks, and other events or conditions from time to time that interrupt the availability, or reduce or adversely affect the speed or functionality, of its products and services. These events have resulted and likely will result in loss of revenue. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of Carta's products and services could materially harm its business. Frequent or persistent interruptions in Carta's services could cause current or potential customers or partners to believe that Carta's systems are unreliable, leading them to switch to Carta's competitors or to avoid or reduce the use of Carta's products and services, and could permanently harm Carta's reputation and brands. Moreover, if any system failure or similar event results in damages to Carta's customers or their business partners, these customers or partners could seek significant compensation or contractual penalties from Carta for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for Carta to address, and could have other consequences described in this “Risk Factors” section under the caption “Cyberattacks and security vulnerabilities could result in serious harm to Carta's reputation, business, and financial condition”.

Carta's products and services have experienced and may in the future experience intermittent unavailability. The full-time availability and expeditious delivery of Carta's products and services is critical to Carta's goal of gaining widespread acceptance among consumers and merchants for digital payments. Carta has undertaken and continues to undertake certain system upgrades and re-platforming efforts designed to improve Carta's reliability and speed. These efforts are costly and time-consuming, involve significant technical risk and may divert Carta's resources from new features and products, and there can be no guarantee that these efforts will succeed. Because Carta operates on behalf of regulated financial institutions in certain jurisdictions, frequent or persistent site interruptions could lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to Carta's business practices, and ultimately could cause Carta to lose existing licenses that it may need to operate or prevent or delay Carta from obtaining additional licenses that may be required for Carta's business.

In addition, Carta is continually improving and upgrading its information systems and technologies. Implementation of new systems and technologies is complex, expensive, and time-consuming. If Carta fails to timely and successfully implement new information systems and technologies, or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, this could have an adverse impact on Carta's business, internal controls (including internal controls over financial reporting), results of operations, and financial condition.

B-27

Failure to deal effectively with the consequences of fraud and negative customer experiences would increase Carta's loss rate and could negatively impact Carta's business and severely diminish merchant and consumer confidence in and use of Carta's services.

Carta's operations process a significant volume and dollar value of transactions on a daily basis. In the event that merchants do not fulfill their obligations to consumers or a merchant's goods or services do not match the merchant's description, Carta's clients may incur substantial losses as a result of claims from consumers. Carta's clients will seek to recover such losses from the merchant but may not fully recover them. This has potential to impact Carta's revenue. While Carta has established allowances for transaction losses based on assumptions and estimates that Carta believes are reasonable to cover such losses incurred as of the reporting date, these reserves may be insufficient.

Carta has taken measures to detect and reduce the risk of fraud on behalf of its clients, but these measures require continuous improvement and may not be effective in detecting and preventing fraud, particularly new and continually evolving forms of fraud or in connection with new or expanded product offerings. If these measures do not succeed, Carta's business could be negatively impacted.

Carta is exposed to fluctuations in foreign currency exchange rates that could materially and adversely affect Carta's financial results.

Carta has significant operations internationally that are denominated in foreign currencies, including the Euro and U.S. Dollar, which subjects Carta to foreign currency exchange risk. The strengthening or weakening of the Canadian dollar versus these foreign currencies impacts the translation of Carta's net revenues generated and expenses incurred in these foreign currencies into the Canadian. dollar. In connection with providing Carta's services in multiple currencies, Carta may face financial exposure if Carta incorrectly sets its foreign currency exchange rates or as a result of fluctuations in foreign currency exchange rates between the times that Carta sets them. Carta also holds a portion of its corporate and customer funds in non-Canadian currencies, and Carta's financial results are affected by the remeasurement of these non-Canadian currencies into Canadian dollars. Carta also has foreign currency exchange risk on its assets and liabilities denominated in currencies other than the functional currency of its subsidiaries. While Carta regularly enters into transactions to hedge foreign currency exchange risk for portions of Carta's foreign currency translation and balance sheet exposure, it is impossible to predict or entirely eliminate the effects of this exposure.

Any factors that reduce cross-border trade or make such trade more difficult could harm Carta's business.

Cross-border trade (i.e., transactions where the merchant and consumer are in different countries) is an important source of Carta's revenue and profits. Cross-border transactions generally provide higher revenues and operating income than similar transactions that take place within a single country or market. Cross-border trade also represents Carta's primary (and in some cases, Carta's only) presence in certain important markets.

Cross-border trade is subject to, and may be negatively impacted by, foreign currency exchange rate fluctuations. In addition, the interpretation and application of laws of multiple jurisdictions (e.g., the jurisdiction of the merchant and of the consumer) are often extremely complicated in the context of cross-border trade and foreign exchange. Changes to or the interpretation and/or application of laws and regulations applicable to cross-border trade and foreign exchange could impose additional requirements and restrictions, increase costs, and impose conflicting obligations. Any factors that increase the costs of cross-border trade for Carta or its customers or that restrict, delay, or make cross-border trade more difficult or impractical, such as trade policy or higher tariffs, could reduce Carta's cross-border transactions and volume, negatively impact Carta's revenues and profits and harm Carta's business. See also the risk factor captioned, “Global and regional economic conditions could harm Carta's business”.

B-28

Carta's business is subject to extensive government regulation and oversight. Carta's failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm Carta's business.

Carta's business is subject to laws, rules, regulations, policies, and legal interpretations in the markets in which Carta operates, including, but not limited to, those governing:

•	banking,
•	credit,
•	deposit taking,
•	cross-border and domestic money transmission,
•	prepaid access,
•	foreign currency exchange,
•	privacy,
•	data governance,
•	data protection,
•	cybersecurity,
•	banking secrecy,
•	fraud detection,
•	payment services (including payment processing and settlement services),
•	consumer protection,
•	antitrust and competition,
•	economic and trade sanctions,
•	anti-money laundering, and
•	counter-terrorist financing.

As Carta expands and localizes its international activities, Carta has become increasingly obligated to comply with the laws of the markets in which Carta operates. In addition, because Carta's services are accessible worldwide and Carta facilitates sales of goods and provides services to customers worldwide, one or more jurisdictions may claim that Carta or its customers are required to comply with their laws. Laws regulating the internet, mobile, and related technologies outside of Canada often impose different, more specific, or even conflicting obligations on Carta, as well as broader liability.

Any failure or perceived failure to comply with existing or new laws, regulations, or orders of any government authority (including changes to or expansion of the interpretation of those laws, regulations, or orders) may subject Carta to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets, and enforcement actions in one or more jurisdictions; result in additional compliance and licensure requirements; cause Carta to lose existing licenses or prevent or delay Carta from obtaining additional licenses that may be required for Carta's business; increase regulatory scrutiny of Carta's business; restrict Carta's operations; and force Carta to change its business practices, make product or operational changes, or delay planned transactions, product launches or improvements. Any of the foregoing could, individually or in the aggregate, harm Carta's reputation, damage its brands and business, and adversely affect Carta's results of operations and financial condition. The complexity of Canadian federal and provincial and international regulatory and enforcement regimes, coupled with the global scope of Carta's operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Carta has implemented policies and procedures designed to help ensure compliance with applicable laws and regulations, but there can be no assurance that Carta's employees, contractors, and agents will not violate such laws and regulations.

B-29

Anti-Money Laundering and Terrorist Financing

Carta is subject to various anti-money and counter-terrorist financing laundering laws and regulations around the world that prohibit, among other things, Carta's involvement in transferring the proceeds of criminal activities. Regulators in Canada and other regulators globally continue to increase their scrutiny of compliance with these obligations, which may require Carta to further revise or expand its compliance program, including the procedures Carta uses to verify the identity of Carta's customers and to monitor international and domestic transactions. Many countries in which Carta operates also have anti-money laundering and counter-terrorist financing laws and regulations, and Carta has been and will continue to be required to make changes to its compliance program in various jurisdictions in response. Such changes could have the effect of making compliance more costly and operationally difficult to manage, lead to increased friction for customers, and result in a decrease in business. Regulators regularly re-examine the transaction volume thresholds at which Carta must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Non-compliance with anti-money laundering laws may subject Carta to significant fines, penalties, lawsuits, and enforcement actions, result in regulatory sanctions and additional compliance requirements, increase regulatory scrutiny of Carta's business, restrict Carta's operations or damage Carta's reputation and brands.

Privacy and Protection of User Data

Carta is subject to a number of laws, rules, directives, and regulations (which Carta refers to as “privacy and data protection laws”) relating to the collection, use, retention, security, processing, and transfer (which Carta collectively refers to as “processing”) of personally identifiable information about Carta's customers and employees (which Carta refers to as “personal data”) in the countries where Carta operate. Carta's business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that Carta processes, which may include certain financial information associated with individuals, is regulated by multiple privacy and data protection laws and, in some cases, the privacy and data protection laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among Carta, its subsidiaries, and other parties with which Carta has commercial relationships.

Regulatory scrutiny of privacy, data protection, cybersecurity practices, and the processing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways Carta cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology. Any failure or perceived failure to comply with existing or new laws of any government authority (including changes to or expansion of the interpretation of those laws), including those discussed in this risk factor, may subject Carta to significant fines, penalties, civil lawsuits, and enforcement actions in one or more jurisdictions, result in additional compliance requirements, increase regulatory scrutiny of Carta's business, restrict Carta's operations, and force Carta to change its business practices, make product or operational changes, or delay planned product launches or improvements.

Any failure, or perceived failure, by Carta to comply with its privacy policies as communicated to users in one or more jurisdictions could result in proceedings or actions against Carta by data protection authorities, government entities or others, including class action privacy litigation in certain jurisdictions. Such proceedings or actions could subject Carta to significant fines, penalties, judgments, and negative publicity which may materially harm Carta's business. The foregoing may require Carta to change its business practices and would likely increase the costs and complexity of compliance. In addition, compliance with inconsistent privacy and data protection laws may restrict Carta's ability to provide products and services to its customers.

B-30

Catastrophic events or geopolitical conditions may disrupt Carta's business.

War, terrorism, political events, geopolitical instability, trade barriers and restrictions, public health issues, natural disasters, or other catastrophic events have caused and could cause damage or disruption to the economy and commerce on a global, regional, or country- specific basis, which could have a material adverse effect on Carta's business, its customers, and companies with which Carta does business. Such events could decrease demand for Carta's products and services or make it difficult or impossible for Carta to deliver products and services to its customers. Geopolitical trends, including nationalism, protectionism, and restrictive visa requirements could limit the expansion of Carta's business in those regions. Carta's business operations are subject to interruption by, among others, natural disasters, fire, power shortages, earthquakes, floods, nuclear power plant accidents, and events beyond Carta's control such as other industrial accidents, terrorist attacks and other hostile acts, labor disputes and public health issues. A catastrophic event that results in a disruption or failure of Carta's systems or operations could result in significant losses and require substantial recovery time and significant expenditures in order to resume or maintain operations, which could have a material adverse impact on Carta's business, financial condition, and results of operations.

The novel coronavirus (“COVID-19”) outbreak could materially and adversely affect Carta's business, financial condition, and results of operations.

The novel strain of the coronavirus identified in late 2019 has spread globally, and the World Health Organization characterized the outbreak as a pandemic in March 2020. The outbreak has resulted in government authorities and businesses throughout the world implementing numerous measures intended to contain and limit the spread of COVID-19, including travel bans and restrictions, quarantines, shelter-in-place and lock-down orders, and business limitations and shutdowns. These measures have negatively impacted consumer and business spending and payments activity generally, and have significantly contributed to deteriorating macroeconomic conditions and higher unemployment in some countries, including those in which Carta has operations. While governments around the world have taken steps to attempt to mitigate some of the more severe anticipated economic effects of COVID-19, there can be no assurance that such steps will be effective or achieve their desired results in a timely fashion.

The COVID-19 outbreak has adversely impacted and is likely to further adversely impact the operations of Carta's customers, suppliers, vendors and other business partners, and may adversely impact Carta's results of operations in the future. Cross-border activity and domestic commerce may be adversely impacted by the measures described above, which are intended to contain and limit the outbreak's spread. While many of these mitigation measures are gradually being lifted, to the extent they may remain in place or are reinstated for significant periods of time, they may adversely affect Carta's business, financial condition, and results of operations. In particular, Carta has experienced and may continue to experience adverse financial impacts from a number of operational factors, including, but not limited to, the following:

•	Merchants selling goods or services in advance of the date of their delivery (e.g., travel and events verticals) or experiencing bankruptcy, insolvency, business failure, or other business interruption, which could result in Carta becoming liable to the buyers of such goods or services, through chargebacks on payment cards used by customers to fund their payments;
•	Increased cyber and payment fraud risk related to COVID-19, as cybercriminals attempt to profit from the disruption in light of increased online banking, e-commerce, and other online activity;
•	Challenges to the availability and reliability of Carta's products and services resulting from changes to Carta's normal operations, including due to one or more clusters of COVID-19 cases occurring at Carta's data centers or customer service and operations centers or the temporary closure of sites due to mandatory local lock-down requirements, which may impact Carta's employees and/or the systems or employees of Carta's customers and business partners; and
•	An increased volume of unanticipated customer requests for support (resulting in increased call center volume to Carta's customer support and operations centers) and regulatory requests for information and support or additional regulatory requirements, which could require additional resources and costs to address.

B-31

A sustained or prolonged COVID-19 outbreak or a resurgence could exacerbate the factors described above and intensify the impact on Carta's business, and the resumption of economic activity and business operations to pre-pandemic levels may be delayed or constrained by lingering effects on Carta's merchants and consumers. Accordingly, these factors may adversely affect Carta's business, financial condition, and results of operations, even after the COVID-19 outbreak has subsided. In addition, actions that Carta has taken or may take in the future intended to assist customers impacted by COVID-19 (e.g., waiving certain fees and deferring repayments on business loans for certain affected small business customers) may negatively impact Carta's results of operations.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events verticals, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending in certain verticals that have historically had a strong in-store presence. On balance, Carta's business has benefited from these behavioral shifts, including a significant increase in net new active accounts and payments volume. To the extent that consumer preferences revert to pre-COVID-19 behaviors as mitigation measures to limit the spread of COVID-19 are lifted, Carta's business, financial condition and results of operations could be adversely impacted.

The COVID-19 outbreak has required and is likely to continue to require significant management attention and substantial investments of time and resources across Carta's enterprise. The spread of COVID-19 has caused Carta to make significant modifications to its business practices, including enabling most of Carta's workforce to work from home, establishing strict health and safety protocols for Carta's offices, restricting physical participation in meetings, events, and conferences and imposing restrictions on employee travel. The significant increase in the number of Carta's employees who are working remotely as a result of the outbreak, and an extended period of remote work arrangements and subsequent reintroduction into the workplace could introduce operational risk, increase cybersecurity risk, strain Carta's business continuity plans, negatively impact productivity, give rise to claims by employees, and impair Carta's ability to manage its business or otherwise adversely affect Carta's business. Additionally, COVID-19 could negatively affect Carta's internal controls over financial reporting as a significant portion of Carta's workforce is required to work from home and therefore new or modified processes, procedures, and controls could be required to respond to changes in Carta's business environment. Carta may take further actions as may be required by government authorities or that Carta determines are in the best interests of its employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or will otherwise be satisfactory to government authorities.

The spread of COVID-19 has led to disruption and volatility in the global capital markets, which may increase Carta's cost of capital and may adversely affect Carta's ability to access the capital markets. Even after the COVID-19 outbreak has subsided, Carta may continue to experience adverse impacts to Carta's business as a result of the global economic impact, including the availability of credit, adverse impacts on Carta's liquidity and any recession that has occurred or may occur in the future. In addition, Carta cannot predict the impact that COVID-19 will have on Carta's customers, suppliers, vendors, and other business partners, and their respective financial condition, and any significant negative impact on these parties could materially and adversely impact Carta. Additionally, government regulations or legislation adopted directly or indirectly in response to the COVID-19 outbreak may directly or indirectly negatively impact Carta's business.

B-32

There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. The extent to which the COVID-19 pandemic impacts Carta's business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict and subject to change, including, but not limited to, the duration, scope and severity of the outbreak, actions taken to contain COVID-19 or treat its impact, and how quickly and to what extent normal economic and operating conditions could potentially resume. While Carta does not yet know the full extent of the impacts on its business, financial condition, and results of operations, or the global economy as a whole, these impacts, individually or collectively, could have a material adverse impact on Carta's business, financial condition and results of operations. In addition, the impact of COVID-19 may heighten or exacerbate many of the other risks discussed in this “Risk Factors”, any of which could have a material impact on Carta.

Carta is subject to risks related to litigation, including intellectual property claims, government investigations or inquiries, and regulatory matters or disputes.

Carta may be, and has been, subject to claims, lawsuits (including class actions and individual lawsuits), government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings. The number and significance of Carta's legal disputes and inquiries have increased as Carta has grown larger, as Carta's business has expanded in scope and geographic reach, and as Carta's products and services have increased in complexity, and Carta expects that it will continue to face additional legal disputes as it continues to grow and expand.

Some of the laws and regulations affecting the internet, mobile commerce, payment processing, business financing, and employment did not anticipate businesses like Carta's, and many of the laws and regulations, including those affecting Carta have been enacted relatively recently. As a result, there is substantial uncertainty regarding the scope and application of many of the laws and regulations to which Carta is subject, which increases the risk that Carta will be subject to claims alleging violations of those laws and regulations.

The scope, outcome, and impact of claims, lawsuits, government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings to which Carta is subject cannot be predicted with certainty. Regardless of the outcome, such investigations and legal proceedings can have a material and adverse impact on Carta due to their costs, diversion of Carta's resources, and other factors. Plaintiffs may seek, and Carta may become subject to, preliminary or provisional rulings in the course of litigation, including preliminary injunctions requiring Carta to cease some or all of its operations. Carta may decide to settle legal disputes on terms that are unfavorable to Carta. Carta may also be accused of having, or be found to have, infringed or violated third-party intellectual property rights. Furthermore, if any litigation to which Carta is a party is resolved adversely, Carta may be subject to an unfavorable judgment that Carta may not choose to appeal or that may not be reversed upon appeal. Carta may have to seek a license to continue practices found to be in violation of a third party's rights, or Carta may have to change or cease certain practices. If Carta is required, or chooses to enter into, royalty or licensing arrangements, such arrangements may not be available on reasonable terms or at all and may significantly increase Carta's operating costs and expenses. As a result, Carta may also be required to develop or procure alternative non-infringing technology or discontinue use of technology, and doing so could require significant effort and expense or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require Carta to cease some or all of Carta's operations or to pay substantial amounts to the other party and could materially and adversely affect Carta's business.

B-33

Carta's intellectual property rights are valuable, and any inability to protect them could reduce the value of Carta's products, services, and brand.

Carta's trade secrets, trademarks, copyrights, patents, and other intellectual property rights are critical to Carta's success. Carta relies on, and expects to continue to rely on, a combination of confidentiality, invention assignment, and license agreements with Carta's employees, consultants, and third parties with whom Carta has relationships, as well as trademark, domain name, copyright, trade secret, and patent rights, to protect Carta's brand and other intellectual property rights. However, various events outside of Carta's control may pose a threat to Carta's intellectual property rights, as well as to its products and services. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts Carta has taken to protect its intellectual property rights may not be sufficient or effective. Carta's intellectual property rights may be infringed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Similarly, Carta's reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements Carta has in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may be insufficient or may be breached, or Carta may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the unauthorized use or disclosure of Carta's trade secrets and other intellectual property, including to Carta's competitors, which could cause Carta to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to Carta's current and future intellectual property. There can be no assurance that Carta's intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to Carta's and that compete with Carta's business.

In general, Carta may be unable or, in some instances, choose not to obtain legal protection for Carta's intellectual property, and Carta's existing and future intellectual property rights may not provide Carta with competitive advantages or distinguish Carta's products and services from those of its competitors. The laws of some foreign countries do not protect Carta's intellectual property rights to the same extent as the laws of Canada, and effective intellectual property protection and mechanisms may not be available in those jurisdictions. Carta may need to expend additional resources to defend Carta's intellectual property in these countries, and the inability to do so could impair Carta's business or adversely affect Carta's international expansion. Carta's intellectual property rights may be contested, circumvented, or found unenforceable or invalid, and Carta may not be able to prevent third parties from infringing, diluting, or otherwise violating them. Additionally, Carta's intellectual property rights and other confidential business information are subject to risks of compromise or unauthorized disclosure if Carta's security measures or those of its third-party service providers are unable to prevent cyber-attacks. Significant impairments of Carta's intellectual property rights, and limitations on Carta's ability to assert its intellectual property rights against others, could have a material and adverse effect on Carta's business.

Use of Carta's payments services for illegal purposes could harm Carta's business.

Carta's payment system is susceptible to potentially illegal or improper uses, including money laundering, terrorist financing, illegal online gambling, fraudulent sales of goods or services, illegal sales of prescription medications or controlled substances, piracy of software, movies, music, and other copyrighted or trademarked goods (in particular, digital goods), bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or ponzi schemes, or the facilitation of other illegal activity. The use of Carta's payment system for illegal or improper uses may subject Carta in the future, to claims, individual and class action lawsuits, and government and regulatory investigations, inquiries, or requests that could result in liability and reputational harm for Carta. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and a merchant may be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for Carta. Changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities, and government authorities may consider additional payments-related proposals from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against providers of payments solutions, including Carta, that are peripherally involved in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm Carta's business.

B-34

Carta relies on third parties in many aspects of Carta's business, which creates additional risk.

Carta relies on third parties in many aspects of Carta's business, including the following:

•	networks, banks, payment processors, and payment gateways that link Carta to the payment card and bank clearing networks to process transactions;
•	third parties that provide loan servicing and customer statements processing;
•	third parties that provide certain outsourced customer support and product development functions, which are critical to Carta's operations; and
•	third parties that provide facilities, infrastructure, components, and services, including data center facilities and cloud computing.

Because Carta relies on third parties to provide certain of Carta's services and to facilitate certain of Carta's business activities, Carta faces increased operational risk. These third parties may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, privacy breaches, service terminations, disruptions or interruptions, or other problems, which may impose additional costs or requirements on Carta or prevent these third parties from providing services to Carta or its customers on Carta's behalf, which could harm Carta's business. In addition, these third parties may breach their agreements with Carta, disagree with Carta's interpretation of contractual terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of Carta's services, impose additional costs or requirements on Carta or its customers, or give preferential treatment to competitive services. There can be no assurance that third parties who provide services directly to Carta or its customers on Carta's behalf will continue to do so on acceptable terms, or at all. If any third parties do not adequately or appropriately provide their services or perform their responsibilities to Carta or its customers on Carta's behalf, Carta may be unable to procure alternatives from other third parties in a timely and efficient manner and on acceptable terms, or at all, and Carta may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm Carta's business.

Carta's success largely depends on key personnel. Because competition for Carta's key employees is intense, Carta may not be able to attract, retain, and develop the highly skilled employees Carta needs to support Carta's business. The loss of key personnel could harm Carta's ability to maintain and grow Carta's business.

Carta's future success and performance are significantly dependent upon the continued services of key personnel, including Carta's executive team and other highly skilled employees, and Carta's ability to attract, retain, and motivate such personnel. Competition for key personnel is intense, and Carta may be unable to successfully attract, integrate, or retain sufficiently qualified key personnel. Carta may be limited in its ability to recruit or hire internationally, including due to restrictive laws or policies on immigration, travel, or availability of visas for skilled workers. The loss of the services of any of Carta's key personnel, or Carta's inability to attract or retain highly qualified key personnel effectively, could harm Carta's business and growth prospects.

B-35

Promoters

Carta does not have any promoters conducting investor relations activities.

Legal Proceedings

Carta is not currently a party to any legal proceedings, nor is Carta currently contemplating any legal proceedings, which are material to its business. Management of Carta is currently not aware of any existing or contemplated legal proceedings to which it is or was a party to, or to which any of its properties is or was the subject of.

Regulatory Actions

There are currently no regulatory actions planned or pending. There are no penalties or sanctions imposed by a court or regulatory authority.

Interests of Management and Others in Material Transactions

Other than as described elsewhere in this Circular, there are no material interests, direct or indirect, of any of Carta's directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Carta's outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect Carta or any of its subsidiaries.

Transfer Agent

The transfer agent for Carta is AST Trust Company (Canada), located at 1 Toronto Street, Suite 1200, Toronto, ON, M5C 2V6. AST Trust Company (Canada) was first appointed in July 2020.

Auditor

The independent auditors of Carta are Ernst & Young LLP Canada, located at 100 Adelaide Street West, Toronto, ON, M5H 0B3. Ernst & Young LLP Canada was first appointed as the auditors of Carta in 2015.

Material Contracts

Carta and its subsidiaries do not have any material contracts other than the Arrangement Agreement and certain contracts entered into in the ordinary course of business.

B-36

APPENDIX C – FINANCIAL STATEMENTS OF CARTA

Carta Solutions Holding

Corporation

Consolidated financial statements

December 31, 2019

Independent auditor’s report

To the Shareholders of

Carta Solutions Holding Corporation

Opinion

We have audited the consolidated financial statements of Carta Solutions Holding Corporation [the “Company”], which comprise the consolidated statement of financial position as at December 31, 2019, and the consolidated statement of loss and comprehensive loss, consolidated statement of changes in shareholders’ equity (deficiency) and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated  financial  position  of  the  Company  as  at  December 31,  2019,  and  its  consolidated  financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards [“IFRS”].

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to note 1 in the consolidated financial statements, which indicates that Carta Solutions Holding Corporation has a working capital deficiency of $2,759,605 and a deficit of $90,829,604 as at December 31, 2019. Carta Solutions Holding Corporation incurred a net loss of $3,069,218 for the year ended December 31, 2019. As stated in note 1, these events or conditions, along with other matters as set forth in note 1, indicate that a material uncertainty exists that may cast significant doubt on Carta Solutions Holding Corporation’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

___________________________________________________ A member firm of Ernst & Young Global Limited

-1-

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Toronto, Canada April 9, 2020

___________________________________________________ A member firm of Ernst & Young Global Limited

-2-

Carta Solutions Holding Corporation

Consolidated statement of financial position

[expressed in Canadian dollars]

As at December 31

	2019	2018
	$	$
Assets
Current
Cash and cash equivalents	817,288	2,263,473
Restricted cash [note 10]	—	429,406
Trade and other receivables [notes 4 and 5]	811,035	1,543,082
Prepaid expenses and deposits	276,170	480,530
Current portion of contract costs [note 4]	120,259	—
Total current assets	2,024,752	4,716,491
Property and equipment, net [note 6]	614,776	1,154,638
Intangible assets, net [note 7]	287,223	455,123
Contract costs [note 4]	120,258	—
Right-of-use assets, net [note 6]	401,767	—
	3,448,776	6,326,252
Liabilities and shareholders’ equity (deficiency)
Current
Trade and other payables [note 8]	2,108,718	2,445,556
Deferred revenue [note 4]	884,746	2,839,292
Other financial liabilities [note 10]	—	334,734
Borrowings [note 11]	1,511,712	—
Current portion of right-of-use liabilities [notes 12 and 17]	279,181	170,433
Total current liabilities	4,784,357	5,790,015
Right-of-use liabilities [notes 12 and 17]	252,958	34,484
Total liabilities	5,037,315	5,824,499

Shareholders’ equity (deficiency)
Series A Preferred Shares [note 13[a]]	9,150,000	8,650,000
Series B Preferred Shares [note 13[b]]	21,282,125	21,282,125
Series C Preferred Shares [note 13[c]]	52,808,203	52,808,203
Contributed surplus [note 13[e]]	6,286,162	6,286,162
Foreign currency translation reserve	(285,425)	(764,351)
Deficit	(90,829,604)	(87,760,386)
Total shareholders’ equity (deficiency)	(1,588,539)	501,753
	3,448,776	6,326,252

See accompanying notes

1

Carta Solutions Holding Corporation

Consolidated statement of loss and comprehensive loss

[expressed in Canadian dollars]

Year ended December 31

	2019	2018
	$	$

Revenue	8,463,967	7,644,604
Expenses
General and administrative [note 15]	2,858,067	3,098,028
Maintenance and support costs [notes 4 and 16]	1,029,137	2,553,106
Salary and employee benefits	5,356,466	6,878,333
Depreciation and amortization [notes 6 and 7]	1,299,283	1,173,834
	10,542,953	13,703,301

Operating loss	(2,078,986)	(6,058,697)

Finance costs, net	48,467	1,109,264
Loss / (gain) on foreign exchange	566,649	(408,335)
Restructuring costs	340,015	845,467
Gain on change in fair value of derivative liability [note 13]	—	(168,428)
Gain on modification and extinguishment of borrowings [note 11]	—	(1,533,701)
Loss before income taxes	(3,034,117)	(5,902,964)
Provision for income taxes [note 14]	35,101	63,679
Net loss	(3,069,218)	(5,966,643)

Other comprehensive loss
Currency translation adjustment	478,926	(437,907)
Net loss and comprehensive loss	(2,590,292)	(6,404,550)

See accompanying notes

2

Carta Solutions Holding Corporation

Consolidated statement of changes in shareholders’ equity (deficiency)

[expressed in Canadian dollars, except share amounts]

	Common shares		Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Contributed surplus	Foreign currency translation reserve	Deficit	Total
	#	$	#	$	#	$	#	$	$	$	$	$
Balance, December 31, 2017	76,736,685	50,529,546	—	—	—	—	—	—	6,257,562	(326,444)	(81,793,743)	(25,333,079)
Issuance of common shares [note 13]	5,313,000	2,656,500	—	—	—	—	—	—	—	—	—	2,656,500
Issuance of Series A Preferred Shares [note 13[a]]	—	—	17,300,000	8,650,000	—	—	—	—	—	—	—	8,650,000
Issuance of Series B Preferred Shares [note 13[b]]	—	—	—	—	25,000,000	21,282,125	—	—	—	—	—	21,282,125
Issuance of Series C Preferred Shares [note 13[c]]	—	—	—	—	—	—	25,000,000	52,808,203	—	—	—	52,808,203
Converted to Series B Preferred Shares [note 13[b]]	(6,000,000)	(377,843)	—	—	—	—	—	—	—	—	—	(377,843)
Converted to Series C Preferred Shares [note 13[c]]	(76,049,685)	(52,808,203)	—	—	—	—	—	—	—	—	—	(52,808,203)
Share-based compensation [note 13]	—	—	—	—	—	—	—	—	28,600	—	—	28,600
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(437,907)	—	(437,907)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	(5,966,643)	(5,966,643)
Balance, December 31, 2018	—	—	17,300,000	8,650,000	25,000,000	21,282,125	25,000,000	52,808,203	6,286,162	(764,351)	(87,760,386)	501,753
Issuance of Series A Preferred Shares [note 13[a]]	—	—	1,000,000	500,000	—	—	—	—	—	—	—	500,000
Issuance of Series C Preferred Shares [note 13[c]]	—	—	—	—	—	—	301,431	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	478,926	—	478,926
Net loss for the year	—	—	—	—	—	—	—	—	—	—	(3,069,218)	(3,069,218)
Balance, December 31, 2019	—	—	18,300,000	9,150,000	25,000,000	21,282,125	25,301,431	52,808,203	6,286,162	(285,425)	(90,829,604)	(1,588,539)

See accompanying notes

3

Carta Solutions Holding Corporation

Consolidated statement of cash flows

[expressed in Canadian dollars]

Year ended December 31

	2019	2018
	$	$
Operating activities
Net loss and comprehensive loss	(2,590,292)	(6,404,550)
Add (deduct) items not affecting cash
Non-cash finance costs	11,712	913,368
Share-based compensation [note 13]	—	28,600
Impairment loss recognized on trade receivables	202,292	40,490
Depreciation on property and equipment	847,638	999,129
Depreciation on right-of-use assets [note 6]	293,181	—
Amortization expense on intangible assets	158,464	174,705
Amortization of contract costs [note 4]	48,769	706,050
Gain on change in fair value of derivative liability [note 13]	—	(168,428)
Gain on modification and extinguishment of borrowings [note 11]	—	(1,533,701)
Conversion of deferred compensation liability [note 11]	—	370,313
Net foreign exchange loss / (gain)	17,642	(32,485)
	(1,010,594)	(4,906,509)
Changes in non-cash working capital balances related to operations
Restricted cash	429,406	26,764
Trade and other receivables	529,755	1,244,715
Prepaid expenses and deposits	204,360	(53,329)
Trade and other payables	(336,838)	(2,302,578)
Deferred revenue	(1,954,546)	(2,238,689)
Other financial liabilities	(334,734)	46,204
Deferred compensation liability	—	(327,578)
Contract costs [note 4]	(289,286)	—
Cash used in operating activities	(2,762,477)	(8,511,000)

Investing activities
Acquisition of property and equipment	(329,191)	(107,060)
Disposal of property and equipment	13,210	—
Acquisition of intangible assets	—	(13,483)
Cash used in investing activities	(315,981)	(120,543)

Financing activities
Net proceeds from loans from promissory notes [note 11]	1,500,000	2,600,000
Net proceeds from issuance of common shares [notes 11 and 13]	—	2,656,500
Net proceeds on issuance of Series A Preferred Shares [note 13]	500,000	8,650,000
Conversion of bridge loans to Series A Preferred Shares [note 11]	—	(2,356,250)
Payment of ROU liabilities	(367,726)	(197,376)
Repayment of promissory notes [note 11]	—	(701,750)
Cash provided by financing activities	1,632,274	10,651,124

Net increase (decrease) in cash during the year	(1,446,184)	2,019,581
Cash and cash equivalents, beginning of year	2,263,473	243,892
Cash and cash equivalents, end of year	817,288	2,263,473

See accompanying notes

4

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

1. Nature of business and going concern uncertainty

Nature of business

Carta Solutions Holding Corporation [the “Company” or “Carta”] is a payment processing technology provider focusing on the prepaid and mobile payments market. The Company’s payment processing solutions are provided to program managers, financial institutions and corporations globally. The Company is registered and certified by both MasterCard and Visa International. The Company was incorporated federally under the Canada Business Corporations Act on December 28, 2012.

Going concern uncertainty

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

For the year ended December 31, 2019, the Company incurred a net loss of $3,069,218 [2018 – $5,966,643] and, as at that date, has a working capital deficiency of $2,759,605 [2018 – $1,073,524] and an accumulated deficit of $90,829,604 [2018 – $87,760,386]. The application of the going concern assumption is dependent upon the Company’s ability to obtain additional financing, on terms satisfactory to the Company, and achieve profitable operations. As the outcome of these matters cannot be predicted at this time, there is material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

2. Basis of presentation

[a] Statement of compliance

The financial statements were prepared in accordance International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 9, 2020.

[b] Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value through profit or loss. Historical costs are generally based upon the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share- based payment transactions that are within the scope of IFRS 2, Share-based Payments, leasing transactions that are within the scope of International Accounting Standard 17 [“IAS 17”], Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36, Impairment of Assets.

5

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

[c] Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiary companies. Subsidiaries are entities the Company controls, where control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The following are the Company’s subsidiaries together with the Company’s direct or indirect ownership interest in the entity and the entity’s functional currency.

•	Carta Financial Services Limited, United Kingdom [100%, GBP];
•	Carta Solutions Processing Services Corp., Canada [100%, CAD];
•	Carta Solutions Processing Services Corp., Morocco [100%, MAD];
•	Carta Solutions Services Limited, Hong Kong [100%, HKD];
•	Carta Solutions Processing Services Corp., Cyprus [100%, EUR];
•	Carta Solutions Asia Limited, Hong Kong [98.8%, HKD];
•	Carta Worldwide Inc. [100%, CAD];
•	Carta Americas Inc. [100%, USD];
•	Carta Middle East Ltd., Cyprus [100%, EUR]; and
•	Carta Solutions Singapore PTE Ltd. [100%, SGD].

All intercompany balances and transactions are eliminated in full on consolidation.

[d] Functional currency and presentation currency

These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

[e] Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

6

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

[i]	Estimated useful lives, residual values and depreciation of property and equipment and intangible assets

Depreciation of property and equipment and the amortization of intangible assets are dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgment.

[ii]	Impairment of property and equipment and intangible assets

As at the end of each reporting period, the Company reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit [“CGU”] to which the asset belongs. The determination of the recoverable amount requires significant judgment and takes into consideration anticipated future cash flows of the Company and/or any recent financing transactions.

Assessment of impairment is based on management’s judgment of whether there are sufficient internal and external factors that would indicate that an asset or an asset of a CGU is impaired. The determination of CGUs is also based on management’s judgment and is an assessment of the smallest group of assets that generate cash inflows independently of other assets. Factors considered include whether an active market exists for the output produced by the asset or group of assets as well as how management monitors and makes decisions about operations.

[iii]	Valuation of share-based compensation and warrants

Management measures the share-based compensation and warrants using market-based option valuation techniques, with the exception of non-derivative warrants that are attached to shareholder loans and whose value is determined as the residual between the face value of the shareholder loan and the fair value determined per [v] below. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate and the rate of forfeiture. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of warrants.

[iv]	Fair value of shareholder loans

IFRS requires that loans made between related parties at favourable or unfavourable terms to market be measured at fair value plus directly attributable transaction costs. Management estimates the fair value of its shareholder loans by discounting the present value of future cash receipts using a market rate of interest for a similar instrument. In doing so, assumptions are made in estimating the appropriate market rate of interest to apply. Any change in this assumption will affect the fair value of the liability recognized at inception.

[v]	Valuation of common shares derivative liability

The fair value of the common shares derivative liability is based on the underlying value of the equity instruments, which in turn require estimates of the inherent value of the Company, considering value indicators including recent rounds of financing and market comparable valuation metrics.

7

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

[vi]	Recognition of revenues

The application of IFRS 15, Revenue from Contracts with Customers [“IFRS 15”] requires the Company to make judgments that affect the determination and timing of revenues from contracts including [i] determining the timing of satisfaction of performance obligations; and [ii] determining the transaction price allocated to performance obligations.

[vii]	Classification of Series A Preferred Shares

IFRS requires the classification of financial instruments as debt or equity based on the related terms and features of the financial instrument. The Company’s Series A Preferred Shares provide certain redemption rights for its holders. The Company, based on its judgment, has determined that the Series A Preferred Shares meet the requirements to be classified as equity on the basis that that redemption of the Series A Preferred Shares requires a vote of all classes of shareholders, and management has determined that the Company has control over whether the redemption can occur.

3. Significant accounting policies

[a] Cash and cash equivalents

Cash and short-term deposits in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less.

Cash and cash equivalents that are restricted as to withdrawal or use under terms of certain contractual agreements are recorded in restricted cash. Restricted cash balances primarily include cash held to meet certain contractual agreements between the Company and certain of its customers.

[b] Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency. The functional currency of each entity within the Company is determined based on the currency of the primary economic environment in which that entity operates. Transactions in foreign currencies are initially recorded by the entities at their respective functional rates prevailing at the date of the transaction. Monetary items are translated into Canadian dollars at the exchange rate in effect as at the date of the consolidated statement of financial position and non-monetary items are translated as at the rate of exchange in effect when the assets were acquired or the obligation was incurred. Revenue and expenses are translated at the exchange rate in effect at the time of the transaction. Foreign exchange gains or losses are recorded in the consolidated statement of loss and comprehensive loss.

[c] Property and equipment

The Company’s property and equipment are measured at cost less accumulated depreciation and impairment losses, if any.

The cost of an item of property and equipment includes expenditures that are directly attributable to the acquisition or construction of the asset. The cost includes the cost of materials and direct labour, site preparation costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and conditions necessary for the assets to be capable of operating in the manner intended by management. The cost of property and equipment also includes any applicable borrowing costs. Borrowing costs are capitalized to property and equipment until such time that the constructed asset is substantially complete and ready for its intended use.

8

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

Depreciation is recognized so as to write off the cost of assets less their residual values over their useful lives using a method that best approximates the expected pattern of the future economic benefits embodied in the asset. The Company assesses an asset’s residual value, useful life and depreciation method at each financial year-end, with the effect of any changes in estimates being accounted for on a prospective basis.

Furniture and fixtures	4 years
Computer equipment	3 years
Processing hardware	4 years

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment and are recognized in the consolidated statement of loss and comprehensive loss.

[d] Intangible assets

Definite-life intangible assets are carried at cost less accumulated amortization and impairment losses, if any. Amortization is recognized on a straight-line basis over their estimated useful lives as follows:

Software	5 years

The estimated useful life and amortization method are reviewed as at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

[e] Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed for impairment at each consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The recoverable amount of an asset or a CGU is the higher of its fair value, less cost to sell, and its value in use.

If the carrying amount of an asset or the CGU exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

The Company has determined that there was no impairment of non-financial assets as at December 31, 2019 [2018 – no impairment].

9

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

[f] Leases

The Company assesses whether a contract is or contains a lease, at inception of a contract.

The Company recognizes a rightǦofǦuse (“ROU”) asset and a corresponding lease liability for all leases with a term of more than 12 months, unless the underlying asset is of low value. The payments for leases with terms equal to or less than 12 months, or for underlying assets of low value, are expensed as incurred.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability, plus any initial direct costs incurred, less any incentives received. These are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the lesser of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date discounted by using the Company’s incremental borrowing rate if the rate implicit in the lease cannot be readily determined. Lease payments include fixed payments less any lease incentives receivable, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the renewal term or the cost of the option is included in the lease liability. Variable lease payments not dependent on index or rate are expensed as incurred.

[g] Revenue

Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Company’s transaction processing revenue is derived from long-term processing contracts with financial and non-financial institutions. Transaction processing revenue is generated primarily from [i] fees charged to set up a customer on the Company’s processing platform; and [ii] processing charges, including maintenance fees on cards on the Company’s processing platform, determined by the number of transactions processed and/or cards boarded by the Company for its customers.

Transaction processing revenue typically includes a performance obligation to provide processing services to its customers. The Company has determined that transaction processing services represent a stand-ready series of distinct daily services that are substantially the same, with the same pattern of service performed for the customer. As a result, the Company has determined that transaction processing revenue arrangements represent an individual performance obligation.

The Company recognizes set-up fees over the contract period, on a straight-line basis, commencing when services to set up a customer have been completed. The Company recognizes transaction processing charges, including maintenance fees, on a monthly basis based on the greater of the monthly minimum contracted revenue or the total actual transaction fees due based on the number of transactions processed.

10

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

Costs to obtain or fulfill a contract

The Company capitalizes the incremental costs of obtaining a customer if the Company expects to recover those costs. The incremental costs of obtaining a contract are those that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

The Company capitalizes the costs incurred to fulfill a contract only if these costs meet all of the following criteria:

[i]	The costs relate directly to a contract or to an anticipated contract that the Company can specifically identify;
[ii]	The costs generate or enhance resources of the Company that will be used to satisfy [or in continuing to satisfy] performance obligations in the future; and
[iii]	The costs are expected to be recovered.

Contract acquisition and fulfillment costs are amortized using the straight-line method over the expected period of benefit beginning when the client’s cardholder accounts are converted or activated and producing revenue. Costs to obtain or fulfill a contract are classified as contract costs in the Company’s consolidated statement of financial position.

[h] Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from loss before income taxes as reported in the consolidated statement of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the year.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition [other than in a business combination] of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each year and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset realized, based on tax rates [and tax laws] that have been enacted or substantively enacted by the end of the year.

11

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the year, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive loss or directly in equity, in which case the current and deferred taxes are also recognized in other comprehensive loss or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

[i] Share-based payments

The Company measures equity-settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the period in which the service and, where applicable, the performance conditions are fulfilled [the vesting period] with a corresponding increase in equity [contributed surplus]. Fair value is measured using the Black-Scholes option pricing model. The cumulative expense recognized for equity-settled transactions at each reporting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of loss and comprehensive loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share- based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the Company or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the consolidated statement of loss and comprehensive loss.

[j] Employee benefits

Deferred compensation relates to arrangements with employees of the Company. Amounts are to be paid upon specified contingent events occurring or upon approval by the Board of Directors. Deferred compensation is measured at the present value of the estimated future cash outflows expected to be made by the Company in respect of services provided by employees up to the reporting date.

12

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

[k] Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities [other than financial assets and financial liabilities at fair value through profit or loss] are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Company initially recognizes financial assets at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument.

The Company classifies its financial assets as loans and receivables, fair value through profit or loss, available- for-sale financial assets or held-to-maturity financial assets.

The Company does not have assets that would be classified as fair value through profit or loss, available-for-sale financial assets or held-to-maturity financial assets. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument.

The Company classifies its financial liabilities as either financial liabilities at fair value through profit or loss or other liabilities.

Subsequent to initial recognition, other liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities at fair value are stated at fair value with changes being recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

13

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Classification of financial instruments

The Company classifies its financial assets and financial liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Cash and cash equivalents	Loans and receivables
Restricted cash	Loans and receivables
Trade and other receivables	Loans and receivables
Trade and other payables	Other liabilities
Other financial liabilities	Other liabilities
Borrowings	Other liabilities

Impairment of financial assets

Financial assets, other than those classified as fair value through profit or loss, are assessed for indicators of impairment as at the end of each reporting period. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after initially recognizing the financial asset, the present value of estimated future cash flows determined based on the instrument’s original effective interest rate are lower than the asset’s carrying amount. When an impairment has been identified, the financial asset’s carrying amount is reduced through the use of an allowance account, with changes in the carrying amount recognized in profit or loss. Subsequent recoveries of amounts previously written off are adjusted against the allowance account.

[l] New standard and amendment adopted by the Company

IFRS 16, Leases

On January 13, 2016, the IASB published IFRS 16, Leases [“IFRS 16”], which supersedes IAS 17 and related interpretations. This new standard removes the distinction between operating and finance leases, and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The nature and timing of the related expense has changed as IFRS 16 replaces the straight- line lease costs with a depreciation charge for ROU assets and interest expense on lease liabilities.

14

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach, under which the comparative information presented has not been restated. Certain practical expedients were selected on transition. The transition did not result in any retrospective adjustment to opening retained earnings on January 1,

2019.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. The weighted average rate applied was 6.5%, and the weighted average incremental  borrowing rate as at January 1, 2019 was 6.5%. ROU assets were measured at an amount equal to the lease liability, adjusted for any related prepaid or accrued rent, with no net impact on retained earnings. Short-term leases and leases of low value assets are expensed as incurred, and are reflected as part of selling, general and administrative expenses. For leases that were classified as finance leases under IAS 17, the carrying amount of the ROU assets and the lease liability as at January 1, 2019, was the carrying amount of the lease assets and lease liability immediately before the date of initial application. These are accounted for using IFRS 16 from that date.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied a single discount rate to a portfolio of leases with similar characteristics;
•	Applied the recognition exemptions for low value leases and leases that end within 12 months of the date of initial application, and accounted for those as low value and short-term leases, respectively;
•	Relied upon the Company’s assessment of whether leases are onerous under the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as at December 31, 2018 as an alternative to reviewing the Company’s ROU assets for impairment; and
•	Accounted for non-lease components and lease components as a single lease component.

	Balance as at December 31, 2018 [as reported]	IFRS 16 adjustments	Balance as at January 1, 2019
	$	$	$
Assets
Right-of-use assets	—	302,404	302,404

Liabilities
Right-of-use liabilities	204,917	302,816	507,733

15

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

The operating lease obligations as at December 31, 2018 are reconciled as follows to the recognized lease liabilities as at January 1, 2019:

January 1, 2019 $

Operating lease obligation as at December 31, 2018	543,406
Current leases with a lease term of 12 months or less [short-term leases]	(205,735)
Effect from discounting at the incremental borrowing rate as at January 1, 2019	(34,855)
Lease liabilities due to initial application of IFRS 16 as at January 1, 2019	302,816

On the consolidated statement of cash flows, the amount paid relating to the principal portion and interest are separately presented in financing activities and operating activities, respectively.

[m] New standards, amendments and interpretations not yet adopted by the Company

Amendments to IFRS 3, Business Combinations [“IFRS 3”] – Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments clarify the minimum requirements for a business, removed the assessment of whether market participants are capable of replacing any missing elements, added guidance to help entities assess whether an acquired process is substantive, narrowed the definitions of a business and of outputs, and introduced an optional fair value concentration test. The amendments are effective January 1, 2020, with early adoption permitted. The amendments are applied prospectively to transactions or other events that occur on or after the date of first application. The adoption of the amendments is not expected to have a material impact on the consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements [“IAS 1”]; and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors [“IAS 8”] – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. These amendments are effective January 1, 2020. The adoption of these amendments is not expected to have a material impact on the consolidated financial statements.

16

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

Amendments to IAS 1 – Presentation of Financial Statements: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to clarify the requirements for classifying liabilities as current or non-current. The amendments specify that the conditions which exist at the end of a reporting period are those which will be used to determine if a right to defer settlement of a liability exists. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective January 1, 2022, with early adoption permitted. The amendments are to be applied retrospectively. The Company does not intend to early adopt these amendments, and is currently assessing the impact of these amendment on its consolidated financial statements.

4. Revenue from contracts with customers

[a] Disaggregation of revenue

Management disaggregates revenue only by primary geographical market. Refer to note 20 for information.

[b] Contract balances

The following table provides information about receivables and deferred revenue from contracts with customers:

	2019 $	2018 $
Receivables, included in trade and other receivables	798,994	1,106,663
Deferred revenue [i]	884,746	2,839,292

[i]	Deferred revenue

Deferred revenue represents contract liabilities related to the set-up fees received from customers, which are recognized over the contract period, on a straight-line basis, commencing when the client’s cardholder accounts are set up. Significant changes in contract liabilities balances during the year are as follows:

	2019	2018
	$	$
Balance, beginning of year	2,839,292	5,077,981

Revenue recognized from contract liability balance at the beginning of the year	(2,537,516)	(2,766,920)
Increase due to cash received, excluding amounts recognized asrevenue during the year	582,970	528,231
Balance, end of year	884,746	2,839,292

17

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

[c] Transaction price allocated to the remaining performance obligations

The following table includes revenue expected to be recognized in the future related to performance obligations that are unsatisfied [or partially unsatisfied] at the reporting date:

	2020 $	2021 $	2022 $
Transaction processing services	572,941	274,572	37,233

All consideration from contracts with customers is included in the amounts presented above.

[d] Contract costs

The Company’s contract costs to fulfill customer contracts include the following:

$
Cost
As at January 1, 2018	1,281,749
Additions	—
As at December 31, 2018	1,281,749
Additions	289,286
As at December 31, 2019	1,571,035

Accumulated amortization
As at January 1, 2018	575,699
Amortization	706,050
As at December 31, 2018	1,281,749
Amortization	48,769
As at December 31, 2019	1,330,518

Net book value
As at December 31, 2018	—
As at December 31, 2019	240,517

For the years ended December 31, 2019 and 2018, there were no impairment losses recognized on any contract assets arising from the Company’s contracts with customers. For the year ended December 31, 2019, the amortization of contract costs was $48,769 [2018 – $706,050] and has been included in maintenance and support costs on the consolidated statement of loss and comprehensive loss.

18

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

5. Trade and other receivables

The Company’s trade and other receivables include the following:

	2019 $	2018 $
Trade receivables	923,039	760,254
Accrued receivables	78,247	386,899
Allowance for doubtful accounts	(202,292)	(40,490)
	798,994	1,106,663
Commodity taxes receivable	—	343,888
Other receivables	12,041	92,531
	811,035	1,543,082

6. Property and equipment and Right of Use Assets

The Company’s property and equipment include the following:

	Right of Use assets	Furniture and fixtures	Computer equipment	Processing hardware	Total
	$	$	$	$	$

Cost
As at January 1, 2018	—	251,784	1,871,217	2,411,771	4,534,772
Effect of foreign exchange	—	6,578	43,674	18,060	68,312
Additions	—	1,835	75,416	29,809	107,060
As at December 31, 2018	—	260,197	1,990,307	2,459,640	4,710,144
Effect of foreign exchange	—	(6,473)	(76,035)	(9,365)	(91,873)
Additions	694,948	—	272,718	56,473	1,024,139
Disposals	—	(13,210)	—	—	(13,210)
As at December 31, 2019	694,948	240,514	2,186,990	2,506,748	5,629,200

Accumulated depreciation
As at January 1, 2018	—	184,793	1,302,353	1,026,381	2,513,527
Effect of foreign exchange	—	4,629	30,852	7,368	42,849
Depreciation	—	38,148	421,707	539,274	999,129
As at December 31, 2018	—	227,570	1,754,912	1,573,023	3,555,506
Effect of foreign exchange	—	(1,867)	(68,469)	(3,037)	(73,373)
Disposals	—	(10,293)	—	—	(10,293)
Depreciation	293,181	14,413	271,388	561,837	1,140,819
As at December 31, 2019	293,181	229,824	1,957,831	2,131,823	4,612,659

Net book value
As at December 31, 2018	—	32,626	235,395	886,617	1,154,638
As at December 31, 2019	401,767	10,692	229,159	374,925	1,016,543

19

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

Depreciation on ROU assets during the year ended December 31, 2019 was $293,181 [2018 – nil].

Depreciation on property and equipment during the year ended December 31, 2019 was $847,638 [2018 – $999,129].

7. Intangible assets

The Company’s intangible assets include the following:

Software $
Cost
As at January 1, 2018	861,697
Additions	13,483
Effect of foreign exchange	13,813
As at December 31, 2018	888,993
Additions	—
Effect of foreign exchange	(23,934)
As at December 31, 2019	865,059

Accumulated amortization
As at January 1, 2018	252,375
Amortization	174,705
Effect of foreign exchange	6,790
As at December 31, 2018	433,870
Amortization	158,464
Effect of foreign exchange	(14,498)
As at December 31, 2019	577,836

Net book value
As at December 31, 2018	455,123
As at December 31, 2019	287,223

Amortization of intangible assets during the year ended December 31, 2019 was $158,464 [2018 – $174,705].

20

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

8. Trade and other payables

The Company’s trade and other payables include the following:

	2019	2018
	$	$
Trade payables and accrued liabilities	1,592,623	1,553,967
Withholding tax payable	422,076	497,056
Wages and salaries payable	94,019	229,997
Payroll taxes and benefits	—	103,976
Due from merchant acquirer	—	60,560
	2,108,718	2,445,556

9. Deferred compensation liability

During the year, the Company paid $48,855 [2018 – $25,000] of the outstanding performance bonuses related to the year ended December 31, 2018. For the year ended 2019, there were no outstanding performance bonuses accrued.

On exit of one employee for the year ended December 31, 2018, the Company entered into a funding agreement with the said employee for the balance gross amount of $620,313 [comprised of gross bonus payable of $463,448 less taxes of $245,628 and gross deferred compensation of $156,865 less taxes of $83,014]. The Company paid $250,000 and agreed to convert the balance amount of $370,313 into 435,000 Series B Preferred shares at $0.85 per share. For the year ended December 31, 2019, there were no additional funding agreements with employees.

10. Other financial liabilities

During the year, the Company terminated a card program which required a customer to place funds with the Company. The funds were applied to the outstanding balance of the terminated customer and reclassified from restricted cash to cash. The total amount of funds with the customer for the card program as at December 31, 2019 is nil [2018 – $334,734].

21

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

11. Borrowings

Borrowings consist of the following amounts that are due to shareholders:

$
Balance, December 31, 2018	—
Borrowings – Unsecured promissory notes	1,511,712
Balance, December 31, 2019	1,511,712

[i]	2019 unsecured – promissory notes

In December 2019, the Company finalized a short-term operating loan from shareholders. This loan was to act as a bridge to later secure financing from a third-party lender. The total loan amount was $3,000,000 [the “Loan”] and was done through the issuance of promissory notes to shareholders who elected to participate as lenders in the Loan. The Loan was advanced in two tranches. The first 50% closed on December 11, 2019, with the balance of the Loan closed on January 27, 2020. The Loan bears interest at a rate of 15% per annum, payable monthly in arrears [non-compounding] and will mature on December 31, 2020. Additionally, lenders will be entitled to bonus interest of 3% of the principal amount lent under the Loan, payable upon repayment of the Loan in full, either prior to or at the end of the term. The Company has the right to pre-pay the principal amount of the Loan and accrued and unpaid interest at any time, which it plans to do upon securing a line of credit or operating loan from a third-party lender prior to the end of the term of the Loan.

Interest of $11,712 was accrued on the initial $1,500,000 advanced on December 11, 2019 however not paid until 2020.

[ii]	2018 secured – promissory notes

During 2018, the Company issued secured promissory notes for $2,600,000 bearing interest at 12% per annum. The Company repaid $243,750, including interest of $162,182 and the remaining balance in the bridge loan of $2,356,250 was converted to Series A Preferred Shares by issuing 4,712,500 shares at $0.50 per share [note 13]. As at December 31, 2019, amounts owed related to secured promissory notes were nil.

During 2018, the Company undertook the following amendments to the secured promissory notes:

•

Consolidation of all loan advances including capitalized interest of $540,443 up to September 28, 2018 of $15,241,688 bearing interest at a range of 0%–12% per annum with its shareholders into 17,905,000 Series B Preferred Shares [note 13].

22

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

[iii]	2018 unsecured promissory notes – amendments

During 2018, the Company undertook the following amendments to the unsecured promissory notes:

•	Extension of loan maturities from March 1, 2018 to May 31, 2018 and subsequently to September 28, 2018.

Consolidation of all loan advances including capitalized interest of $380,828 up to September 28, 2018 of $2,670,124 bearing interest at a range of 10%–24% per annum into 3,135,000 Series B Preferred shares [note 13].

[iv]	Origination of shareholder loans

Prior to December 31, 2017, the Company recognized each shareholder loan at its fair value less transaction costs of nil. In the case of compound financial instruments, where warrants were also issued and met equity classification, the residual amount, determined as the difference between the face value of the shareholder loan and the fair value of the liability component of the compound financial instrument, was allocated to the warrants and recorded in contributed surplus on the consolidated statement of financial position. In the case of hybrid financial instruments where warrants were issued and classified as derivative liabilities, the fair value of the warrants were first determined using the Black-Scholes option pricing model. The face value of the shareholder loan was then allocated to the liability component of the hybrid instrument and the derivative liability using the proportionate fair value method.

Subsequent to initial recognition, the shareholder loans are being carried at amortized cost. Warrants classified as derivative liabilities are being recognized at fair value, with the change in fair value being recorded in the consolidated statement of loss and comprehensive loss.

Amendment of shareholder loans

On entering into each amendment, the Company completed an assessment to determine if the amendment gave rise to either a modification of the original terms and conditions of the shareholder loan or an extinguishment of the financial liability and the issuance of a new loan. In circumstances where the assessment showed that the present value of the cash flows under the amended shareholder loan, including the financing costs and cost of warrants issued, differed less than 10% from the present value of the remaining cash flows, the Company accounted for the amendment as a modification of the shareholder loan. Where the assessment showed that the present value of the cash flows, including the financing costs and cost of warrants issued, differed by more than 10% from the present value of the remaining cash flows, the Company accounted for the amendment as an extinguishment.

For all amendments treated as modifications, the Company recalculated the amortized cost of the amended shareholder loan by discounting the present value of the amended cash flows using the original effective interest rate. The Company then recognized the difference between the discounted present value of the amended cash flows and the carrying value of the shareholder loan at the date of modification as a modification gain or loss in the consolidated statement of loss and comprehensive loss.

23

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

For all amendments treated as an extinguishment, the Company recognized the difference between the carrying amount of the shareholder loan extinguished and the consideration paid, including the origination of the new shareholder loan, as an extinguishment gain or loss in the consolidated statement of loss and comprehensive loss.

In 2018, all amounts owed under the shareholder loans were converted into 25,000,000 Series B Preferred Shares resulting in an extinguishment of the liability with a corresponding gain of $190,692 [note 13].

12. Right-of-use liabilities

The Company has ROU liabilities for items such as software, property and equipment with various terms. The Company’s obligations under the ROU liabilities are secured by the lessor’s title to the leased asset. The interest rates underlying the obligations range from 6.50% to 6.68% per annum [2018 – 6.01% to 7.28% per annum].

The following table provides a reconciliation of the minimum future lease payments to the present value of the Company’s ROU liabilities:

	2019 $	2018 $
Within one year	303,219	172,596
After one year but not more than 5 years	265,068	34,484
More than 5 years	—	—
Total minimum future lease payments	568,287	207,080
Less future finance costs	36,148	2,163
Present value of future lease payments	532,139	204,917
Less current portion	279,181	170,433
Non-current portion	252,958	34,484

Interest amounts on the ROU liabilities for the year ended December 31, 2019 total $32,628 [2018 – $10,257].

24

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

13. Share capital and warrants

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares.

Issued and outstanding

Reconciliation of the Company’s common share capital is as follows:

	#	$
Balance, December 31, 2017	76,736,685	50,529,546
Issuance of common shares	5,313,000	2,656,500
Converted to Series B Preferred Shares	(6,000,000)	(377,843)
Converted to Series C Preferred Shares	(76,049,685)	(52,808,203)
Balance, December 31, 2018 and 2019	—	—

[i]

During 2019, a funding resolution to assist with working capital requirements was approved by shareholders. This resolution allowed management and directors of the Company to purchase an additional 1,000,000 Series A Preferred Shares in total prior to the end of 2019. During 2019, $500,000 was raised as the Company issued 1,000,00 Series A Preferred Shares to management and directors.

During 2018, the Company closed equity subscriptions for 5,313,000 common shares of the Company at a price of $0.50 per common share and proceeds of $2,656,500, net of issuance costs of nil. Per the terms of the subscriptions, if the Company fails to complete an IPO or RTO by March 30, 2019, the Subscriber is entitled to receive, and the Company will issue to the Subscribers for nominal consideration, such number of additional common shares as is equal to 15% of the common shares subscribed to under the Subscription Agreement. The total number of common shares required to be issued for such nominal consideration is 916,950. In 2019, the Company issued an equivalent number of 301,431 Series C Preferred Shares. For accounting purposes, these shares were also recorded at nominal value to reflect the consideration and fair value of the shares at the time of issue.

During 2018, upon reorganization of the capital structure and conversion of the $3,000,000 common shares to Series B Preferred Shares, the Company revalued the derivative liability on September 28, 2018 and recognized gain on fair value of this derivative liability of $168,428.

During 2018, the Company incurred issuance costs of $134,942 in relation to issuance of Series A, B and C Preferred Shares.

25

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

[a] Issued and outstanding Series A Preferred Shares

	#	$
Balance, January 1, 2018	—	—
Issuance of Series A Preferred Shares	17,300,000	8,650,000
Balance, December 31, 2018	17,300,000	8,650,000
Issuance of Series A Preferred Shares	1,000,000	500,000
Balance, December 31, 2019	18,300,000	9,150,000

[b] Issued and outstanding Series B Preferred Shares
	#	$
Balance, January 1, 2018	—	—
Issuance of Series B Preferred Shares	25,000,000	21,282,125
Balance, December 31, 2018 and 2019	25,000,000	21,282,125

[c] Issued and outstanding Series C Preferred Shares
	#	$
Balance, January 1, 2018	—	—
Issuance of Series C Preferred Shares	25,000,000	52,808,203
Balance, December 31, 2018	25,000,000	52,808,203
Issuance of Series C Preferred Shares (1)	301,431	—
Balance, December 31, 2019	25,301,431	52,808,203

(1)	The fair value of these shares were determined to be nominal.

26

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

[d] Warrants

During the year ended December 31, 2019, the Company issued nil warrants [2018 – nil] in conjunction with the issuance of shares and borrowings. The following is a summary of the activities of the Company’s Series C Preferred share warrants:

	Number of warrants	Weighted average exercise price

Balance, January 1, 2018	3,838,846	3.41
Expired	(2,016,615)	3.52
Balance, December 31, 2018	1,822,231	3.29
Expired	(425,117)	3.04
Balance, December 31, 2019	1,397,114	3.36

The following is a summary of the Series C Preferred share purchase warrants outstanding as at December 31, 2019:

	Exercise price $	Number of warrants #
Expiry date
March 24, 2020	3.042	328,732
June 12, 2020	3.955	493,099
September 18, 2020	3.042	575,283
		1,397,114

27

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

The expiry dates for outstanding Series C Preferred share purchase warrants as at December 31, 2018 are as follows:

	Exercise price $	Number of warrants #
Expiry date
March 27, 2019	3.042	271,023
March 31, 2019	3.042	121,220
May 11, 2019	3.042	16,437
May 26, 2019	3.042	16,437
March 24, 2020	3.042	328,732
June 12, 2020	3.955	493,099
September 18, 2020	3.042	575,283
		1,822,231

[e]  Share-based compensation

The Company has an Employee Share Option Plan [the “Plan”]. The Plan provides for options to be granted to the benefit of employees, directors and officers. Under the Plan, the Board of Directors shall determine the number of shares subject to each option, the option price of each option and the expiration date of each option. The aggregate number of shares reserved for issuance upon exercise of all options granted under the Plan shall not exceed 17.77% of shares issued.

[i]	Share-based payment arrangements – Canadian share options

As at December 31, 2019, the Company had issued Canadian stock options to acquire Series C Preferred shares as follows:

	2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of year	265,616	3.17	1,019,728	3.17
Forfeited	(166,668)	3.09	(754,112)	3.04
Outstanding, end of year	98,948	3.30	265,616	3.17

Exercisable	98,948	3.30	265,616	3.17

28

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

The following table is a summary of the Company’s Canadian Series C Preferred share options outstanding as at December 31, 2019:

	Number outstanding #	Weighted average remaining contractual life [years]	Number exercisable #
Exercise price range [$]
3.04	65,746	3.22	65,746
3.80	33,202	1.41	33,202
	98,948	1.67	98,948

Share-based compensation expense for the year ended December 31, 2019 was nil [2018 – $28,600] as all outstanding stock options vested in 2018 and the Company did not issue any stock options in the year.

[ii]	Management Incentive Plan

The Company established its Management Incentive Plan [“MIP”] effective April 1, 2019 to provide an incentive to certain employees, officers and consultants of Carta [the “MIP Participants”] that provides an equity-related award mechanism to such persons who contribute materially to the success of Carta and to attract and retain key employees. The MIP entitles the MIP Participants to an aggregate return of 10% of any enterprise value above $34,150,000 [the “MIP Return”] in connection with a change of control or a liquidity event. The MIP Return shall be allocated to the MIP Participants and paid out in priority to the liquidation preference and participation rights of the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares [collectively, the “Preferred Shareholders”].

The implementation of the MIP does not change any of the rights of the Preferred Shareholders as contemplated in the restructuring completed in September 2018. MIP Participants received 1,000,000 common shares under the MIP [the “MIP Shares”]. The Company’s articles of incorporation were amended to reflect that the holders of the common shares shall be entitled to the MIP Return, and no other rights to assets of the Company upon a change of control, liquidation or winding up of the Company.

The MIP Shares vest and become unrestricted common shares in the capital of the Company in stages with one-quarter of the shares vested upon shareholder approval [May 29, 2019], one-quarter of the shares vested on October 1, 2019, one-quarter of the shares vesting on October 1, 2020 and one-quarter of the shares vesting on October 1, 2021.

As at December 31, 2019, the Company determined the obligation associated with the MIP was nil.

29

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

One individual participating in the MIP left the Company in December 2019, resulting in forfeited shares that were not vested.

#
Balance, December 31, 2018	—
Issued	1,000,000
Forfeited	(30,000)
Balance, December 31, 2019	970,000

14. Income taxes

The provision for income taxes varies from the amount that would be computed by applying the basic federal and provincial tax rates to loss before income taxes, shown as follows:

	2019	2018
	$	$
Loss before income taxes	(3,034,117)	(5,902,964)
Expected tax rate	26.5%	26.5%
Expected tax benefit resulting from loss	(804,041)	(1,564,285)
Permanent differences	79,952	76,683
Foreign tax rate difference	4,235	41,569
Deferred tax asset not recognized	756,235	1,509,712
Other	(1,280)	—
Provision for income taxes	35,101	63,679

Deferred tax assets have not been recognized in respect of tax losses because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

The Company has aggregate $65,781,000 non-capital losses available for carryforward to reduce future years’ income for tax purposes that expire between the years of 2020 to 2039.

30

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

15. General and administrative expenses

Components of general and administrative expenses for the years ended December 31, 2019 and 2018 were as follows:

	2019	2018
	$	$
Office, rent and other administrative	1,483,697	1,524,025
Professional fees	663,736	726,914
Travel and entertainment	421,954	523,814
Communication costs	179,392	256,542
Marketing costs	109,288	66,733
	2,858,067	3,098,028

16. Maintenance and support costs

Components of maintenance and support costs for the years ended December 31, 2019 and 2018 were as follows:

	2019	2018
	$	$
Platform maintenance	672,000	737,529
Set-up fees	—	50,562
Hosting fees	—	(292,534)
Payment card fees	(49,790)	465,641
Fraud and customer support fees	—	490,210
Amortization of customer contract costs [note 4]	48,769	706,050
Other	358,158	395,648
	1,029,137	2,553,106

17. Commitments and contingencies

The Company is committed to minimum lease payments relating to operating leases for its office premises and software licenses. The estimated minimum annual commitments are as follows:

$
2020	366,983
2021	176,712
2022	88,356
632,051

31

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

18. Capital management

The Company has various capital policies, procedures and processes that are utilized to achieve the Company’s objectives for capital management. The Company’s objectives when managing capital are: [i] to maintain flexibility when managing the short-term cash needs of the business and the funding of future growth; and [ii] to manage capital in a manner that balances the interests of the shareholders and debt holders.

The Company’s definition of capital includes equity, borrowings, obligations under finance leases and cash and cash equivalents. The Company manages its capital structure, commitments and maturities and makes adjustments, where required, based on general economic conditions, financial markets, operating risks and working capital requirements. To maintain or adjust its capital structure, the Company may, with approval from its Board of Directors, as required, issue or repay debt and/or borrowings, issue share capital or undertake other activities deemed appropriate. The Board of Directors reviews and approves the annual operating budgets, and any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major capital transactions.

The Company is not subject to any externally imposed capital requirements.

19. Financial instruments and risk management

Management’s objectives are to protect the Company and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, and market risk [including currency risk, interest rate risk and other price risk].

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from cash and cash equivalents and outstanding receivables.

The Company is subject to the risk of non-payment of accounts and other receivables. The amounts disclosed in the consolidated statement of financial position represent the maximum credit risk and are net of allowances for bad debts, based on management’s estimates taking into account the Company’s prior experience and its assessment of the current economic environment.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non- performance.

32

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

The following table provides details on the aging of trade receivables and the allowance for bad debts:

	2019	2018
	$	$
Trade receivables not past due	409,638	284,736
Trade receivables past due
Under 60 days	309,159	300,048
Under 120 days	39,685	74,873
Over 120 days	164,557	100,597
	923,039	760,254
Allowance for bad debts on receivables arising from contracts with customers	(202,292)	(40,490)
	720,747	719,764

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk through the management of its working capital, borrowings and the issuance of share capital.

The following table is a maturity analysis for recognized financial liabilities as at December 31, 2019 for each of the next three years. The Company does not have any financial liabilities that mature beyond 2022.

	2020	2021	2022	Total
	$	$	$	$
Trade and other payables	2,108,718	—	—	2,108,718
Borrowings	1,511,712	—	—	1,511,712
Right of Use Liabilities	279,181	165,816	87,142	532,139
	3,899,611	165,816	87,142	4,152,569

The Company is also exposed to liquidity risk for financial liabilities due within one year as shown in the consolidated statement of financial position.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

33

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

Currency risk

The Company may undertake sales and purchase transactions in foreign currencies, and therefore is exposed to gains or losses due to fluctuations in foreign currency exchange rates. The Company does not use derivative financial instruments to minimize its exposure to foreign currency exchange risk.

A 10% depreciation (appreciation) in the value of foreign currencies relative to the Canadian dollar would result in a (gain) loss of ($4,818) recognized in net loss for the year ended December 31, 2019 and a gain (loss) of ($6,175) recognized in other comprehensive loss for the year ended December 31, 2019, with all other variables held constant.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as the interest rates on the shareholder loans are fixed and not subject to fluctuations in market interest rates.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices [other than those arising from interest rate risk or currency risk], whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at December 31,

2019.

Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions the Company makes about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables and deferred compensation liability approximate their fair values due to the short-term nature of these items. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

34

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

•	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

During the year, there were no transfers of amounts between levels.

20. Segment reporting

The Company reports segment information based on internal reports used by the Chief Operating Decision Maker [“CODM”] to make operating and resource decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single operating segment, the payment processing industry focusing on the prepaid and mobile payments market.

Geographic information

For the years ended December 31, 2019 and 2018:

	External revenue by location of customers		Non-current assets by location of assets
	2019	2018	2019	2018
	$	$	$	$
European Union	4,477,202	4,909,491	431,198	744,007
United Kingdom	2,841,308	1,479,036	165,823	14,602
Canada	899,334	941,840	791,793	771,213
Others	246,123	314,237	35,210	79,939
	8,463,967	7,644,604	1,424,0244	1,609,761

35

Carta Solutions Holding Corporation

Notes to consolidated financial statements

[expressed in Canadian dollars, unless otherwise noted]

December 31, 2019

21. Subsequent events

Subsequent to December 31, 2019, the coronavirus [“COVID-19”] outbreak was declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and on the Company are not known at this time. The overall economic impacts of COVID-19 could include an impact on debt and equity financing options, impairments in the value of our tangible and intangible assets, or potential future decreases in revenue or the profitability of ongoing operations. The Company is working closely with customers to support them through this changing environment with certain customers requesting the rapid deployment of additional cards and programs to support the increasing need for low-touch and no-touch payment processes. In light of this uncertain economic environment, the Company has taken a thorough review of all its expenses and is implementing a plan to significantly reduce these expenses in the foreseeable future. This is an evolving situation and we will continue to evaluate and adapt on an ongoing basis. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the provincial and federal government interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

36

Carta Solutions Holding

Corporation

Consolidated interim financial statements

[Unaudited]

Three and six months ended June 30, 2020

1

Carta Solutions Holding Corporation

Consolidated interim statement of financial position

[expressed in Canadian dollars]

[Unaudited]

	June 30, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash and cash equivalents	828,618	817,288
Trade and other receivables [note 4]	1,231,014	811,035
Prepaid expenses and deposits	324,347	276,170
Contract costs	176,682	120,259
Total current assets	2,560,661	2,024,752
Property and equipment, net	392,923	614,776
Intangible assets, net	207,786	287,223
Contract costs	—	120,258
Right of use assets, net	254,326	401,767
	3,415,696	3,448,776
Liabilities and shareholders’ deficiency
Current liabilities
Trade and other payables [note 5]	1,811,659	2,108,718
Deferred revenue [note 3]	753,905	884,746
Borrowings [note 6]	36,986	1,511,712
Right of use liabilities	186,658	279,181
Total current liabilities	2,789,208	4,784,357
Right of use liabilities	242,107	252,958
Borrowings [note 6]	3,000,000	—
Total liabilities	6,031,315	5,037,315

Shareholders’ deficiency
Preference A [note 7[a]]	9,150,000	9,150,000
Preference B [note 7[b]]	21,282,125	21,282,125
Preference C [note 7[c]]	52,808,203	52,808,203
Contributed surplus	6,286,162	6,286,162
Foreign currency translation reserve	(399,168)	(285,425)
Deficit	(91,742,941)	(90,829,604)
Total shareholders’ deficiency	(2,615,619)	(1,588,539)
	3,415,696	3,448,776
Going concern uncertainty, see note 1
Commitments, see note 9

The accompanying notes are integral part of these condensed consolidated interim financial statements.

2

Carta Solutions Holding Corporation

Consolidated interim statement of loss and comprehensive loss

[expressed in Canadian dollars except share amounts]

[Unaudited]

	3 months ended June 30,		6 months ended June 30,
	2020 $	2019 $	2020 $	2019 $
Revenue [note 12]	1,428,997	2,093,717	3,293,330	3,878,391

Expenses [note 13]
General and administrative	424,482	692,507	671,451	1,323,654
Maintenance and support costs	382,433	372,381	577,014	719,535
Salary and employee benefits	1,000,419	1,303,110	2,328,773	2,374,298
Depreciation and amortization	193,991	288,419	452,727	584,383
Restructuring costs	—	125,002	40,000	318,258
Total operating costs	2,001,325	2,781,419	4,069,965	5,320,128
Operating loss	(572,328)	(687,702)	(776,635)	(1,441,737)

Finance costs, net	112,052	1,086	222,168	2,110
Loss (gain) on foreign exchange	382,364	370,810	(119,011)	613,817
Loss before income taxes	(1,066,744)	(1,059,598)	(879,792)	(2,057,664)
Provision for income taxes - Current	16,851	16,625	33,545	33,228
Net loss for the period	(1,083,595)	(1,076,223)	(913,337)	(2,090,892)

Other comprehensive loss
Foreign translation adjustment	(365,985)	(427,318)	(113,743)	(582,226)
Other comprehensive loss	(365,985)	(427,318)	(113,743)	(582,226)
Net comprehensive loss for the period	(1,449,580)	(1,503,541)	(1,027,080)	(2,673,118)

The accompanying notes are integral part of these condensed consolidated interim financial statements.

3

Carta Solutions Holding Corporation

Consolidated interim statements of changes in shareholders’ deficiency

[expressed in Canadian dollars]

[Unaudited]

	Preference Series A		Preference Series B		Preference Series C		Contributed surplus	Foreign currency translation reserve	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
Balance, December 31, 2018	17,300,000	8,650,000	25,000,000	21,282,125	25,000,000	52,808,203	6,286,162	(764,351)	(87,760,386)	501,753
Foreign currency translation adjustment	—	—	—	—	—	—	—	582,226	—	582,226
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(2,428,074)	(2,428,074)
Balance, June 30, 2019	17,300,000	8,650,000	25,000,000	21,282,125	25,000,000	52,808,203	6,286,162	(182,125)	(90,188,460)	(1,344,095)
Balance, December 31, 2019	18,300,000	9,150,000	25,000,000	21,282,125	25,301,431	52,808,203	6,286,162	(285,425)	(90,829,604)	(1,588,539)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(113,743)	—	(113,743)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(913,337)	(913,337)
Balance, June 30, 2020	18,300,000	9,150,000	25,000,000	21,282,125	25,301,431	52,808,203	6,286,162	(399,168)	(91,742,941)	(2,615,619)

The accompanying notes are integral part of these condensed consolidated interim financial statements.

4

Carta Solutions Holding Corporation

Consolidated interim statement of cash flows

[expressed in Canadian dollars except share amounts] [Unaudited]

	6 months ended June 30,
	2020	2019
Operating activities
Net loss and comprehensive loss	(1,027,080)	(2,673,118)
Add (deduct) items not affecting cash
Depreciation on property and equipment	225,849	495,104
Depreciation on right-of-use assets	147,441	—
Amortization expense on intangible assets	79,437	89,279
Net foreign exchange loss / (gain)	—	827,270
	(574,353)	(1,261,465)
Changes in non--cash working capital balances
Restricted cash	—	150,289
Trade and other receivables	(419,979)	(214,387)
Prepaid expenses and deposits	(48,177)	(1,685)
Trade and other payables	(297,059)	592,208
Deferred revenue	(130,841)	(495,385)
Other financial liabilities	—	(334,734)
Contract costs	63,835	(124,965)
Cash used in operating activities	(1,406,574)	(1,690,124)

Investing activities
Acquisition of property and equipment	(3,996)	(151,671)
Cash used in investing assets	(3,996)	(151,671)

Financing activities
Net proceeds from loans form promissory notes	1,525,274	—
Payment of ROU liabilities	(103,374)	(103,817)
Cash provided by (used in) financing activities	1,421,900	(103,817)

Net increase (decrease) in cash during the period	11,330	(1,945,612)
Cash and cash equivalents, beginning of year	817,288	2,263,473
Cash and cash equivalents, end of period	828,618	317,861

The accompanying notes are integral part of these condensed consolidated interim financial statements.

5

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

1. Nature of business and going concern uncertainty

Nature of business

Carta Solutions Holding Corporation [the “Company” or “Carta”] is a payment processing technology provider focusing on the digital payments market. The Company’s payment processing solutions are provided to fintech companies, banks and corporate clients globally. The Company is registered and certified by both MasterCard and Visa International. The Company was incorporated federally under the Canada Business Corporations Act on December 28, 2012.

Going concern uncertainty

The unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

For the three and six months ended June 30, 2020, the Company incurred a net loss of $913,337 [year ended December 31, 2019 – $3,069,218] and, as at that date, has a working capital deficiency of $228,547 [as at December 31, 2019 – $2,759,606] and an accumulated deficit of $91,742,941 [as at December 31, 2019 – $90,829,604]. The application of the going concern assumption is dependent upon the Company’s ability to obtain additional financing, on terms satisfactory to the Company, and achieve profitable operations. As the outcome of these matters cannot be predicted at this time, there is material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Global pandemic

In early 2020, the novel coronavirus disease (“COVID-19”) was confirmed in multiple countries throughout the world and on March 11, 2020, the World Health Organization declared a global pandemic. As a result of the continued and uncertain economic and business impact of the COVID-19 pandemic, the Company has reviewed the estimates, judgments and assumptions used in the preparation of its financial statements, including with respect to the reported amounts of assets, credit risk of its counterparties, and determination of whether indicators of impairment exist for its tangible and intangible assets.

6

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

2. Significant accounting policies

[a] Statement of compliance

The financial statements were prepared in accordance with the International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].

The same accounting policies and methods of computation were followed in the preparation of these unaudited interim consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2019, prepared in accordance with IFRS as issued by the IASB. Accordingly, these unaudited interim consolidated financial statements for the three-month and six-month periods ended June 30, 2020 should be read together with the annual consolidated financial statements for the year ended December 31, 2019.

The timely preparation of the unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the unaudited interim condensed consolidated financial statements.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on November [16], 2020.

New standards, amendments and interpretations not yet adopted by the Company

Amendments to IFRS 3, Business Combinations [“IFRS 3”] – Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments clarify the minimum requirements for a business, removed the assessment of whether market participants are capable of replacing any missing elements, added guidance to help entities assess whether an acquired process is substantive, narrowed the definitions of a business and of outputs, and introduced an optional fair value concentration test. The amendments are effective January 1, 2020, with early adoption permitted. The amendments are applied prospectively to transactions or other events that occur on or after the date of first application. The adoption of the amendments is not expected to have a material impact on the interim consolidated financial statements.

7

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

Amendments to IAS 1, Presentation of Financial Statements [“IAS 1”]; and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors [“IAS 8”] – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. These amendments are effective January 1, 2020. The adoption of these amendments is not expected to have a material impact on the unaudited interim consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements: Classification of Liabilities as Current or Non- current

In January 2020, the IASB issued amendments to clarify the requirements for classifying liabilities as current or non-current. The amendments specify that the conditions which exist at the end of a reporting period are those which will be used to determine if a right to defer settlement of a liability exists. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective January 1, 2022, with early adoption permitted. The amendments are to be applied retrospectively. The Company does not intend to early adopt these amendments, and is currently assessing the impact of these amendment on its unaudited interim consolidated financial statements.

3. Revenue from contracts with customers

Disaggregation of revenue

Management disaggregates revenue only by primary geographical market. Refer to note 20 for information.

The following table provides information about receivables and deferred revenue from contracts with customers:

	June 30,	December 31,
	2020	2019
	$	$
Receivables, included in trade and other receivables	1,231,014	798,994
Deferred revenue [i]	753,904	884,746

8

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

Deferred revenue

Deferred revenue represents contract liabilities related to the set-up fees received from customers, which are recognized over the contract period, on a straight-line basis, commencing when the client’s cardholder accounts are set up. Significant changes in contract liabilities balances during the year are as follows:

	June 30,	December 31,
	2020	2019
	$	$
Balance, beginning of period	884,746	2,839,292
Revenue recognized from contract liability balance at the beginning of the year	(450,228)	(2,537,516)
Increase due to cash received, excluding amounts recognized as revenue during the year	319,387	582,970
Balance, end of period	753,905	884,746

4. Trade and other receivables

The Company’s trade and other receivables include the following:

	June 30, 2020 $	December 31, 2019 $
Trade receivables	1,335,783	923,039
Accrued receivables	81,586	78,247
Allowance for doubtful accounts	(198,248)	(202,292)
	1,219,121	798,994
Other receivables	11,893	12,041
	1,231,014	811,035

9

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

5. Trade and other payables

The Company’s trade and other payables include the following:

	June30, 2020 $	December 31, 2019 $
Trade payables and accrued liabilities	1,463,698	1,592,623
Withholding tax payable	284,899	422,076
Wages and salaries payable	63,062	94,019
	1,811,659	2,108,718

6. Borrowings

Borrowings consist of the following amounts that are due to shareholders:

$
Balance, December 31, 2019	1,511,712
Borrowings – Unsecured promissory notes	1,525,274
Balance, June 30, 2020	3,036,986

[i] 2019 unsecured – promissory notes

In December 2019, the Company finalized a short-term operating loan from shareholders. This loan was to act as a bridge to later secure financing from a third-party lender. The total loan amount was $3,000,000 [the “Loan”] and was done through the issuance of promissory notes to shareholders who elected to participate as lenders in the Loan. The Loan was advanced in two tranches. The first 50% closed on December 11, 2019, with the balance of the Loan closed on January 27, 2020. The Loan bears interest at a rate of 15% per annum, payable monthly in arrears [compounding] and will mature on December 31, 2021. Additionally, lenders will be entitled to a redemption payment of 3% of the principal amount lent under the Loan, payable upon repayment of the Loan in full, either prior to or at the end of the term. Subsequent to June 30, 2020, as part of the July 2020 loan [note 14], the redemption payment was increased to 5%, compounded monthly related to any unpaid amounts.

The Company has the right to pre-pay the principal amount of the Loan and accrued and unpaid interest at any time, which it plans to do upon securing a line of credit or operating loan from a third-party lender prior to the end of the term of the Loan.

Interest of $36,986 was accrued on the initial $3,000,000 advanced on December 11, 2019 and January 27, 2020 however not paid until 2020.

10

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

7. Share capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares [note 8], Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares.

Issued and outstanding

[a] Issued and outstanding Series A Preferred Shares

	#	$
Balance, December 31, 2018	17,300,000	8,650,000
Issuance of Series A Preferred Shares	1,000,000	500,000
Balance, December 31, 2019 and June 30, 2020	18,300,000	9,150,000

During 2019, a funding resolution to assist with working capital requirements was approved by shareholders. This resolution allowed select management and directors of the Company to purchase an additional 1,000,000 Series A Preferred Shares in total prior to the end of 2019. During 2019, $500,000 was raised as the Company issued 1,000,000 Series A Preferred Shares to management and directors.

[b] Issued and outstanding Series B Preferred Shares

	#	$
Balance, December 31, 2018	25,000,000	21,282,125
Issuance of Series B Preferred Shares	—	—
Balance, December 31, 2019 and June 30, 2020	25,000,000	21,282,125

[c] Issued and outstanding Series C Preferred Shares

	#	$
Balance, December 31, 2018	25,000,000	52,808,203
Issuance of Series C Preferred Shares [1]	301,431	—
Balance, December 31, 2019 and June 30, 2020	25,301,431	52,808,203

[1] The fair value of these shares were determined to be nominal.

11

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

[d] Warrants

As at June 30, 2020, the Company issued nil warrants [December 31, 2019 – nil]. The following is a summary of the activities of the Company’s Series C Preferred share warrants:

	Number of warrants #	Weighte d average exercise price $
Balance, December 31, 2019	1,397,114	3.36
Expired [i]	(821,831)	3.59
Balance, June 30, 2020 [i]	575,283	3.04

[i] During the six-month period ended June 30, 2020, 328,732 warrants with an exercise price of $3.042 expired on March 24, 2020 and 493,099 warrants with an exercise price of $3.955 expired on June 12, 2020. Subsequent to June 30, 2020, 575,283 warrants with an exercise price of $3.042 expired on September 18, 2020.

[e] Share-based compensation

The Company has an Employee Share Option Plan [the “Plan”]. The Plan provides for options to be granted to the benefit of employees, directors and officers. Under the Plan, the Board of Directors shall determine the number of shares subject to each option, the option price of each option and the expiration date of each option. The aggregate number of shares reserved for issuance upon exercise of all options granted under the Plan shall not exceed 17.77% of shares issued.

[i] Share-based payment arrangements – Canadian share options

As at June 30, 2020, the outstanding Canadian stock options to acquire Series C Preferred shares are as follows:

	June 30,		December 31,
	2020		2019
	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $
Outstanding, beginning of year	98,948	3.30	265,616	3.17
Forfeited	—	3.80	(166,668)	3.09
Outstanding, end of year	98,948	3.19	98,948	3.30
Exercisable	98,948	3.19	98,948	3.30

12

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

The following table is a summary of the Company’s Canadian Series C Preferred share options outstanding as at June 30, 2020.

	Number outstanding #	Weighted average remaining contractual life [years]	Number exercisable #

Exercise price range [$]
3.04	65,746	3.22	65,746
3.80	33,202	1.41	33,202
	98,948	1.67	98,948

Share-based compensation expense for the six months ended June 30, 2020 was nil [2019 – nil] as all outstanding stock options vested in 2018 and the Company did not issue any stock options in the subsequent periods.

8. Management incentive plan

The Company established its Management Incentive Plan [“MIP”] effective April 1, 2019 to provide an incentive to certain employees, officers and consultants of Carta [the “MIP Participants”] that provides an equity-related award mechanism to such persons who contribute materially to the success of Carta and to attract and retain key employees. The MIP entitles the MIP Participants to an aggregate return of 10% of any enterprise value above $34,150,000 [the “MIP Return”] in connection with a change of control or a liquidity event. The MIP Return shall be allocated to the MIP Participants and paid out in priority to the liquidation preference and participation rights of the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares [collectively, the “Preferred Shareholders”]. Subsequent to June 30, 2020, the aggregate return of 10% was amended to 12.5%.

The implementation of the MIP does not change any of the other rights of the Preferred Shareholders as contemplated in the restructuring completed in September 2018. MIP Participants received 1,000,000 common shares under the MIP [the “MIP Shares”]. The Company’s articles of incorporation were amended to reflect that the holders of the common shares shall be entitled to the MIP Return, and no other rights to assets of the Company upon a change of control, liquidation or winding up of the Company.

The MIP Shares vest and become unrestricted common shares in the capital of the Company in stages with one- quarter of the shares vested upon shareholder approval on May 29, 2019, one-quarter of the shares vested on October 1, 2019, one-quarter of the shares vesting on October 1, 2020 and one-quarter of the shares vesting on October 1, 2021.

Subsequent to June 30, 2020, on July 23, 2020, the Company’s shareholders amended its MIP whereby MIP participants are now entitled to an aggregate return of 12.5%, previously 10%, of any enterprise value above $34,150,000, in connection with a change of control or a liquidity event. The MIP shares are no longer subject to any vesting conditions other than in connection with a change in control or a liquidity event, all other conditions surrounding the MIP remain the same. In addition, on September 28, 2020, the holders of the 970,000 MIP shares

13

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

as at June 30, 2020 submitted their shares for cancellation and the Board of Directors approved the issuance of 1,000,000 MIP shares to current members of management.

As at June 30, 2020 the Company determined the obligation associated with the MIP was nil [December 31, 2019 – nil] as the estimated enterprise value was below the minimum MIP Return.

One individual participating in the MIP left the Company in December 2019, resulting in forfeited shares that were not vested.

#
Balance, December 31, 2018	—
Issued	1,000,000
Forfeited	(30,000)
Balance, December 31, 2019 and June 30, 2020	970,000

Subsequent to June 30, 2020, in September 2020, the all outstanding MIP shares were cancelled and re-issued to current members of management [note 14].

9. Commitments

The Company is committed to minimum lease payments relating to operating leases for its office premises and software licenses. In addition, the Company’s MIP represents a contingency that as noted in note 8. The estimated minimum annual commitments are as follows:

$
2020	108,273
2021	176,712
2022	88,356
373,341

14

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

10. Capital management

The Company has various capital policies, procedures and processes that are utilized to achieve the Company’s objectives for capital management. The Company’s objectives when managing capital are: [i] to maintain flexibility when managing the short-term cash needs of the business and the funding of future growth; and [ii] to manage capital in a manner that balances the interests of the shareholders and debt holders.

The Company’s definition of capital includes equity, borrowings, obligations under finance leases and cash and cash equivalents. The Company manages its capital structure, commitments and maturities and makes adjustments, where required, based on general economic conditions, financial markets, operating risks and working capital requirements. To maintain or adjust its capital structure, the Company may, with approval from its Board of Directors, as required, issue or repay debt and/or borrowings, issue share capital or undertake other activities deemed appropriate. The Board of Directors reviews and approves the annual operating budgets, and any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major capital transactions.

The Company is not subject to any externally imposed capital requirements.

11. Financial instruments and risk management

Management’s objectives are to protect the Company and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, and market risk [including currency risk, interest rate risk and other price risk].

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from cash and cash equivalents and outstanding receivables.

The Company is subject to the risk of non-payment of accounts and other receivables. The amounts disclosed in the consolidated statement of financial position represent the maximum credit risk and are net of allowances for bad debts, based on management’s estimates taking into account the Company’s prior experience and its assessment of the current economic environment.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non- performance.

15

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

The following table provides details on the aging of trade receivables and the allowance for bad debts:

	June 30, 2020 $	December 31, 2019 $
Trade receivables not past due	786,999	409,638
Trade receivables past due
Under 60 days	84,069	309,159
Under 120 days	117,393	39,685
Over 120 days	346,922	164,557
	1,335,383	923,039
Allowance for bad debts on receivables arising from contracts with customers	(198,248)	(202,292)
	1,137,535	720,747

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk through the management of its working capital, borrowings and the issuance of share capital.

The following table is a maturity analysis for recognized financial liabilities as at June 30, 2020 for each of the next two years. The Company does not have any financial liabilities that mature beyond 2022.

	Current $	Within 12-24 months $	Total $
Trade and other payables	1,811,659	—	1,811,659
Borrowings	3,036,986	—	3,036,986
Right of Use Liabilities	186,658	146,562	333,220
	5,035,303	146,562	5,181,865

The Company is also exposed to liquidity risk for financial liabilities due within one year as shown in the consolidated statement of financial position.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

16

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

Currency risk

The Company may undertake sales and purchase transactions in foreign currencies, and therefore is exposed to gains or losses due to fluctuations in foreign currency exchange rates. The Company does not use derivative financial instruments to minimize its exposure to foreign currency exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as the interest rates on the shareholder loans are fixed and not subject to fluctuations in market interest rates.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices [other than those arising from interest rate risk or currency risk], whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at June 30, 2020.

Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions the Company makes about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables and deferred compensation liability approximate their fair values due to the short-term nature of these items. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

•	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

17

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

•	Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

During the year, there were no transfers of amounts between levels.

12. Segment report

The Company reports segment information based on internal reports used by the Chief Operating Decision Maker [“CODM”] to make operating and resource decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single operating segment, the payment processing industry focusing on the prepaid and mobile payments market.

	3 Months	Ended June 30	6 Months	Ended June 30
	2020 $	2019 $	2020 $	2019 $
Europe	1,112,134	1,819,197	2,478,176	3,342,012
Canada	272,439	199,573	604,437	401,921
Others	44,424	74,947	210,717	134,448
	1,428,997	2,093,717	3,293,330	3,878,381

13. Government grant

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (CEWS) in order to help employers, keep and/or return employees to work in response to challenges posed by the COVID-19 pandemic. For the six-month period ended June 30, 2020, the Company determined that it met the employer eligibility criteria and applied for the CEWS. For the three- and six-month periods ended June 30, 2020, the Company has recorded nil and $132,429, respectively, in government assistance resulting from the Canada Emergency Wage Subsidy. The funding has been recorded as a reduction of the related salary expenditures and other corporate expenses of the Company. Subsequent to June 30, 2020, the Company received an additional $218,926 in govern assistance. There are no unfulfilled conditions or other contingencies attaching to the current CEWS.

18

Carta Solutions Holding Corporation

Notes to consolidated interim financial statements

[expressed in Canadian dollars, unless otherwise noted]

June 30, 2020

14. Subsequent events

Subsequent to June 30, 2020, the Company finalized a short-term operating loan from shareholders. This loan is to act as a bridge and support the Company during the coronavirus outbreak. The total loan amount is $1,500,000 [“Second Loan”] and was done through the issuance of promissory notes to shareholders who elected to participate as lenders in the Second Loan. The loan will be advanced in two tranches. The first 50% closed in July 2020, with the balance of the Second Loan is expected to close in January 2021. The Second Loan bears interest at a rate of 15% per annum, with principle and interest being accrued monthly and will mature on September 30, 2022.

On September 14, 2020, the Company’s subsidiary, Carta Solutions Processing Services Corp., Morocco received a COVID-19 loan in the amount of approximately $188,000 [1,318,000 Moroccan Dirham] based on the currency exchange rate of 1:0.143 as at September 14, 2020. The loan is repayable over a period of seven years and is subject to a variable interest rate of the lending institution’s benchmark index plus 2.0%. As of the lending date the applicable interest rate was 3.5%.

19

APPENDIX D – MANAGEMENT'S DISCUSSION AND ANALYSIS OF CARTA

Management’s Discussion and Analysis

CARTA SOLUTIONS HOLDING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

DATED: November 27, 2020

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 27, 2020 and presents an analysis of the financial condition of Carta Solutions Holding Corporation and its subsidiaries (collectively referred to as “Carta” or the “Company”) as at and for the three and twelve months ended December 31, 2019 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the related notes thereto for the twelve months ended December 31, 2019. The financial information presented in this MD&A is derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Carta” refer to Carta Solutions Holding Corporation and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Carta. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its growth plans and impact of Covid-19.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the management information circular of Mogo (the “Circular”) to which this MD&A is attached at “Cautionary Note Regarding Forward-Looking Information and Risks”, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. A reader should review this MD&A with the understanding that our actual future results may be materially different from what we expect.

2 | Page

Management’s Discussion and Analysis

Company Overview

Carta is a software company which provides technology and services that enable financial technology (“fintech”) companies, banks, and corporations to issue payment products to consumers via multiple channels, including physical, virtual and tokenized cards, as well as payment switching and routing services. The Company’s payment processing solutions are provided to program managers, financial institutions and corporations globally. The Company is registered and certified by both MasterCard and Visa International.

Carta provides issuer processing technology and services, which includes authorization, clearing, settlement and reporting for payment transactions. As part of the services provided, Carta participates in the value chain between merchants, payment networks (e.g. MasterCard/Visa) and payment card issuing banks (Issuers) by processing payments. Globally, the majority of Issuers have outsourced the development of their technology infrastructure, including outsourcing transaction processing for Issuer card portfolios, to businesses that provide issuer processing technology and services. Carta’s clients utilize Carta’s issuer processing platform to issue cards and deliver solutions across multiple segments, including, among others, digital banking, corporate, consumer, public sector payments, peer-to-peer money-transfers and lending.

In addition to the products and services described above, the following key corporate changes, transactions and material contracts are referred to in, and assist in understanding, this MD&A:

•	In the second quarter of 2018, the Company underwent a senior leadership team change whereby a new Chief Executive Officer and Chief Financial Officer were appointed.
•	Subsequent to the change in senior leadership, in the third quarter of 2018, the Company made several strategic operational changes. Such changes included:
o

Focusing its core operations on issuer processing and support for latest mobile payment industry technology initiatives, and shifting away from support for older, less profitable, resource intensive mobile payments standards that were in the process of being retired within certain industry sectors. By refocusing the business, Carta was able to reduce approximately $4,500,000 of annualized operating expenses to realign the cost structure to track more closely with the current run-rate revenue.

o

The Company also focused on moving towards controlled, profitable growth through existing and new customer relationships. In order to do so the Company adopted a new geographic structure, Europe Middle East Africa (“EMEA”) and new markets, to respond faster to client needs and improve alignment between execution and communications while establishing a strong foundation for scalability.

•	Global Expansion: Carta’s product reach continued to expand into new regions and markets, with its first programs live in the APAC region (being Australia, New Zealand, Singapore, in the third quarter of 2019, and Japan, in the fourth quarter of 2019).
•	United States Market Entry: The Company continues to achieve the approvals required to enter the United States market in 2020. To fulfill one of these requirements, the Company successfully completed our first SOC 1 audit during 2019. We have identified our bank partner and signed several customers with planning under way for customer launch during the first and second quarters of 2021.
•	Technology: Platform stability continues to be a top focus, and the improvements to our technology platform and processes have improved reliability and increased up-time.
•	Funding: The Company issued an aggregate principal amount of $3,000,000 in promissory notes during December 2019 and January 2020 (the “2019 Notes”) to provide the Company with funds for working capital and provide bridge financing until an appropriate commercial loan or line of credit can be put in place. The 2019 Notes bear interest at a rate of 15% per annum, payable monthly in arrears (compounding) and mature on December 31, 2021. Additionally, holders of the 2019 Notes are entitled to a redemption payment of 5% of the principal amount lent under such 2019 Notes, payable upon repayment of the 2019 Notes in full, either at or prior to maturity.
•	Subsequent to year-end and due to the impact of COVID-19, the Company secured commitments to advance up to $1,500,000 in exchange for promissory notes of the Company (the “2020 Notes”). The 2020 Notes bear interest at a rate of 15% per annum, compounding monthly, and mature on September 30, 2022. An aggregate of $750,000 of 2020 Notes were issued as of July 29, 2020, with the holders of the 2020 Notes having committed to advance up to an additional $750,000 at the option of Carta (which Carta intends to exercise in January 2021 prior to closing of the Acquisition, and which Carta is required to have received the proceeds of as a closing condition to the Acquisition in the Agreement).

3 | Page

Management’s Discussion and Analysis

Business combination:

Subsequent to year end, the Company announced it has reached a definitive agreement (the “Agreement”) with Mogo Inc. (“Mogo”), a financial technology company focused on empowering consumers with innovative digital financial solutions, pursuant to which Mogo will acquire (the “Acquisition”) 100% of the outstanding securities of the Company in exchange for the issuance of 10 million common shares of Mogo (“Mogo Shares”), which is equal to a purchase price of $41.6 million based on the closing price of the Mogo Shares on the TSX on December 1, 2020. Upon completion of the Acquisition, the 2019 Notes in the aggregate principal amount of $3.0 million and the 2020 Notes in the expected aggregate principal amount of $1.5 million will be cancelled, leaving the $185,000 Moroccan Loan as the Company’s only debt obligations. The Company expects that the Acquisition will generate tremendous opportunities to accelerate the growth of the respective businesses by combining resources and capabilities and will provides Carta with the ability to cross-sell Mogo’s front-end digital platform to provide enhanced value to customers.

The Acquisition will be completed pursuant to a plan of arrangement under the Canada Business Corporations Act, which will require court approval and the approval of not less than 2/3 of the holders of each class of Carta securities. Pursuant to the requirements of the TSX, the Acquisition will need to be approved by at least 50% of the votes cast by Mogo shareholders at a special meeting of Mogo shareholders, which is also expected to be held in January 2021. . An information circular detailing the terms and conditions of the Acquisition will be filed with regulatory authorities and mailed to the shareholders of Carta in accordance with applicable laws, in addition to the Circular being mailed to shareholders of Mogo in accordance with applicable laws. The Acquisition will also be subject to regulatory approvals, including the approval of the TSX, in addition to other customary closing conditions, and is expected to close in the first quarter of 2021. The Agreement includes customary deal-protection provisions, including non-solicitation of alternative transactions and break fees payable by Mogo and Carta, respectively, under certain circumstances.

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Management’s Discussion and Analysis

COVID-19 Impact

Subsequent to December 31, 2019, the novel coronavirus (“COVID-19”) outbreak was declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and on the Company are not known at this time. The overall economic impacts of COVID-19 could include an impact on debt and equity financing options, impairments in the value of our tangible and intangible assets, or potential future decreases in revenue or the profitability of ongoing operations. The Company is working closely with customers to support them through this changing environment with certain customers requesting the rapid deployment of additional cards and programs to support the increasing need for low-touch and no-touch payment processes. In light of this uncertain economic environment, the Company has taken a thorough review of all its expenses and is implementing a plan to significantly reduce these expenses effective in the second quarter of 2020. In April 2020, the Company implemented Company-wide temporary salary reductions of 20% from April until August, 15% for the month of September, 10% for the month of October, 5% for the month of November, and will return to full salaries as of December 1, 2020. The Company also continues to participate in government relief programs, and to date has received approximately $ 365,000 from CEWS and other government funding programs. This is an evolving situation and we will continue to evaluate and adapt on an ongoing basis. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the provincial and federal government interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation and its operating subsidiaries in future periods.

Financial Performance Review

Results of Operations

The following table sets forth a summary of our results of operations for the three and twelve months ended December 31, 2019 and 2018:

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Revenue	2,288,959	2,111,790	8,463,967	7,644,604

Expenses
General and administrative	984,839	776,223	2,858,067	3,098,028
Maintenance and support cost	(39,626)	85,131	1,029,137	2,553,106
Salary and employee benefits	1,289,209	1,403,912	5,356,466	6,878,333
Depreciation and amortization	451,159	285,652	1,299,283	1,173,834
Restructuring costs	5,827	204,522	340,015	845,467
Operating loss	(402,449)	(643,650)	(2,419,001)	(6,904,164)
Finance costs, net	42,642	11,281	48,467	1,109,264
Gain on change in fair value of derivative liability	-	-	-	(168,428)
Gain on modification and extinguishment of borrowings	-	-	-	(1,533,701)
Loss (gain) on foreign exchange	(322,342)	(511,758)	566,649	(408,335)
Loss before income taxes	(122,749)	(143,173)	(3,034,117)	(5,902,964)
Provision (refund) for income taxes	(14,574)	16,694	35,101	63,679
Net loss	(108,175)	(159,867)	(3,069,218)	(5,966,643)

Other comprehensive loss
Foreign translation adjustment	(380,201)	(562,112)	478,926	(437,907)

Net loss and comprehensive loss	(488,376)	(721,979)	(2,590,292)	(6,404,550)

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Management’s Discussion and Analysis

Key Income Statement Components

Revenue

The following table summarizes total revenue for the three and twelve months ended December 31, 2019 and 2018:

	Three months ended December 31,		Percentage Change	Year ended December 31,		Percentage Change
	2019	2018		2019	2018
Europe	1,935,253	1,806,005	7%	7,318,510	6,388,527	15%
Canada	290,911	153,270	90%	899,334	941,840	(5%)
Others	62,795	152,514	(59%)	246,123	314,237	(22%)
Total	2,288,959	2,111,790	8%	8,463,967	7,644,604	11%

Carta derives revenue from three streams: Set-up revenue, monthly transaction revenue (“MTR”) and consulting or change request revenue.

The majority of Carta’s revenue is derived from transaction processing charges or recurring MTR. MTR is generated primarily from processing fees, including maintenance charges for cards on the Carta platform. These monthly fees are determined by the number of transactions processed and number of cards activated, and revenue is recognized on a monthly basis, subject to minimum contracted revenue amounts.

Set-up fees relate to fees charged to customers for initial services to “set-up” and place the customer program on the Carta processing platform. The revenue related to set-ups is recognized on a straight-line basis over the initial life of the contract (typically two or three years), commencing when the set-up services have been completed.

Consulting or change request revenue is driven by customer requests to add features, reports or change functionality from that of the initial design specification of the customer program. Consulting revenue is recognized the month in which the consulting work is completed.

During 2018, Carta decided to focus its core operations on issuer processing and support the latest mobile payment industry technology initiatives. This strategic decision was made as the original payment industry mobile tokenization standard was deemed less profitable and Carta looked to align the cost structure closer to its revenue. This was achieved by focusing on our issuer processing revenue segment and more current mobile based technologies. With this shift, during 2018 and into 2019 the less profitable mobile tokenization revenue (Mobile Tokenization and Token Processing Applications or “TPA”) was intentionally declining allowing for increased focus on the more profitable issuer processing revenue and more current mobile based technologies.

Revenue was $2,288,959 for the three months ended December 31, 2019, an increase of 8% compared to $2,111,790 in the three months ended December 31, 2018. Revenue was $8,463,967 for the twelve months ended December 31, 2019, an overall increase of 11% compared to $7,644,604 in the twelve months ended December 31, 2018. The revenue increase was primarily due to the onboarding of new customers and programs focused on issuer processing. In the three and twelve months ended December 31, 2019, new customers/programs contributed to approximately $532,000 and $1,000,000 of total revenue, respectively. In the three and twelve months ended December 31, 2019, revenue further increased approximately $444,000 and $2,404,000, respectively, from the increasing number/volume in transactions, as Carta’s customers continued to expand their products and services globally. This revenue growth was offset by the wind down of the outdated and less profitable, mobile tokenization segment in the fourth quarter of 2018. In the three and twelve months ended December 31, 2019, wind down of this revenue stream contributed $799,000 and $2,583,000 in the decline of total revenue, respectively, as compared to the same periods last year. However, the overall expansion and growth with new issuer processing customers and programs, along with increasing transactional volumes from existing customers outweighed the revenue decline experienced from the mobile segment resulting in overall net revenue growth.

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Management’s Discussion and Analysis

Revenue by geographic region is as follows:

Revenue in Europe for the three months ended December 31, 2019 was $1,935,253, an increase of 7% from $1,806,005 for the three months ended December 31, 2018, and increased by 15% to $7,318,510 from $6,388,527 for the years ended December 31, 2019 and 2018, respectively. Growing volumes in the transactional revenue stream primarily drove the increase in the revenues for both the three and twelve months ended December 31, 2019 as Carta’s customers continued to expand their products and services to over 40 countries. Our existing European programs contributed $300,000 and $2,227,000 to revenue increases, for three- and twelve-months ending December 31, 2019, respectively. Further, new customers and programs added to the Carta platform also contributed to increased revenue of $440,000 and $798,000, for the three- and twelve-months ended December 31, 2019, respectively. This revenue growth was offset by the wind down of the outdated and less profitable, mobile tokenization segment in the fourth quarter of 2018. In the three and twelve months ended December 31, 2019, wind down of this revenue stream contributed approximately $710,740 and $2,095,000 in the decline of total revenue respectively, as compared to the same periods in the prior year.

Revenue in Canada for the three months ended December 31, 2019 was $290,911, an increase of 90% from $153,270 for the three months ended December 31, 2018, and decreased by 5% to $899,334 from $941,840 for the years ended December 31, 2019 and 2018, respectively. For the three months ended December 31, 2019, the revenue increase was primarily due to revenues from new customers and programs added to the Carta platform and increased transactional revenue from existing customers. For the twelve months ended December 31, 2019, revenue decreased 5% primarily due to a one-time proof of concept program that was completed during 2018, which was partially offset with growing revenue from new customers and programs added to the Carta platform in 2019.

Revenue from other regions includes revenue from Barbados. Revenue in this region for the three months ended December 31, 2019 was $62,795, a decrease of 59% from $152,514 for the three months ended December 31, 2018, and decreased by 22% to $246,123 from $314,237 for the years ended December 31, 2019 and 2018, respectively. The decrease in revenue from other regions was primarily due to the wind down of a program in the fourth quarter of 2018.

General and administrative

The following table provides the general and administrative expenses for the three and twelve months ended December 31, 2019 and 2018:

	Three months ended December 31,		Percentage Change	Year ended December 31,		Percentage Change
	2019	2018		2019	2018
General and Administrative expenses	984,839	776,223	27%	2,858,067	3,098,028	(8%)

General and administrative expenses consist primarily of travel and entertainment, professional and consulting services, legal fees, audit and tax fees, marketing, rent and utilities, communication costs and general costs.

General and administrative expenses for the three months ended December 31, 2019 were $984,839, an increase of 27% from $776,223 for the three months ended December 31, 2018, and decreased by 8% to $2,858,067 from $3,098,028 for the years ended December 31, 2019 and 2018, respectively.

General and administrative expenses for the three months ending December 31, 2019 increased primarily due to increased consulting fees and provision for doubtful accounts. This was partially offset by reduced rent expense resulting from adoption of IFRS 16 in the fourth quarter of 2019.

General and administrative expenses for the twelve months ending December 31, 2019 decreased by 8% from the previous period as a result of continued reductions in operating costs and the adoption of IFRS 16.

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Management’s Discussion and Analysis

Maintenance and support costs

The following table provides the maintenance and support costs for the three and twelve months ended December 31, 2019 and 2018:

	Three months ended December 31,		Percentage Change	Year ended December 31,		Percentage Change
	2019	2018		2019	2018
Maintenance and Support costs	(39,626)	85,131	n/a	1,029,137	2,553,106	(60%)

Maintenance and support costs consist primarily of platform maintenance costs, bin sponsor costs, TPA maintenance costs and program hosting fees.

Maintenance and support costs for the three months ended December 31, 2019 was ($39,626), a decrease of 147% from $85,131 for the three months ended December 31, 2018. This was due to the reversal of an accrual no longer payable in relation to the test pilot program conducted in 2019.

Maintenance and support costs for the twelve months ended December 31, 2019 decreased by 60% to $1,029,137 from $2,553,106 for the years ended December 31, 2019 and 2018, respectively. The decrease was primarily due to the wind down of costs associated with our mobile tokenization platform, being $1,483,936 lower for the period ended December 31, 2019 compared with the corresponding periods in the prior year in addition to the reversal of the accrual mentioned above.

Salary and employee benefits

The following table provides the salary and employee benefits for the three and twelve months ended December 31, 2019 and 2018:

	Three months ended December 31,		Percentage Change	Year ended December 31,		Percentage Change
	2019	2018		2019	2018
Salary and employee benefits	1,289,209	1,403,912	(8%)	5,356,466	6,878,333	(22%)

Salary and employee benefits for the three months ended December 31, 2019 was $1,289,209, a decrease of 8% from $1,403,912 for the three months ended December 31, 2018, primarily due to cost reductions related to restructuring of the business. Similarly, for the twelve months ended December 31, 2019 salary and employee benefit decreased by 22% to $5,356,466 from $6,878,333 for the years ended December 31, 2019 and 2018 respectively. This was primarily due to the overall reduction in headcount from restructuring, which occurred in the third quarter of 2018.

Depreciation and amortization

The following table provides the depreciation and amortization for the three and twelve months ended December 31, 2019 and 2018:

	Three months ended December 31,		Percentage Change	Year ended December 31,		Percentage Change
	2019	2018		2019	2018
Depreciation and Amortization	451,159	285,652	58%	1,299,283	1,173,834	11%

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Management’s Discussion and Analysis

Depreciation and amortization for the three months ended December 31, 2019 was $451,159, an increase of 58% from $286,652 for the three months ended December 31, 2018. Depreciation and amortization increased by 11% to $1,299,283 from $1,174,834 for the years ended December 31, 2019 and 2018, respectively. The increase for the three and twelve months ended December 31, 2019 was primarily due to the adoption of IFRS 16 and additional depreciation related to hardware and software purchased during 2019.

Other non-operating (Income) and Expense

The following table provides details related to other non-operating expenses for the three and twelve months ended December 31, 2019 and 2018:

	Three months ended December 31,		Percentage Change	Year ended December 31,		Percentage Change
	2019	2018		2019	2018
Restructuring costs	5,827	204,522	(97%)	340,015	845,467	(60%)
Finance costs, net	42,642	11,281	278%	48,467	1,109,264	(96%)
Gain on change in fair value of derivative liability	-	-	-	-	(168,428)	(100%)
Gain on modification and extinguishment of borrowings	-	-	-	-	(1,533,701)	(100)%
Loss (gain) on foreign exchange	(322,342)	(511,758)	(37)%	566,649	(408,335)	n/a
Provision (refund) for income taxes	(14,574)	16,694	n/a	35,101	63,679	(45)%

Total	(288,447)	(279,261)	3%	990,232	(92,054)	n/a

Restructuring cost for the three months ended December 31, 2019 were $5,827, a decrease of 97% from $204,522 for the three months ended December 31, 2018, and decreased by 60% to $340,015 from $845,467 for the years ended December 31, 2019 and 2018, respectively. The reduction was mainly driven by severance paid in relation to company restructuring in 2018. Severance and other restructuring related costs continued into 2019.

Finance costs for the three months ended December 31, 2019 were $42,642, an increase of 278% from $11,281 for the three months ended December 31, 2018 due to accrued loan interest attributed to the promissory note financing that was secured in December 2019 and the adoption of IFRS 16. Finance costs decreased by 96% to $48,467 from $1,109,264 for the years ended December 31, 2019 and 2018, respectively, as shareholder loans were converted into Series B Preferred Shares in the third quarter of 2018.

Gain on change in fair value of derivative liability for the year ended December 31, 2019 was nil, from a gain of $168,428 for the year ended December 31, 2018. This was primarily due to the conversion of Common Shares with down-side protection to Series B Preferred Shares. The Company revalued the derivative liability on September 28, 2018 and recognized a gain of $168,428 for the year ended December 31, 2018.

Gain on modification and extinguishment of borrowings for the year ended December 31, 2019 was nil, from a gain of $1,533,701 for the year ended December 31, 2018. The Company recognized a gain on modification of borrowing of $1,343,019 and further recognized an extinguishment gain on the shareholder loans in the amount of $190,682, totaling $1,533,701, for the twelve months ended December 31, 2018.

Loss (gain) on foreign exchange for the three months ended December 31, 2019 was a gain of $322,342, decreased by 37% from a gain of $511,758 for the three months ended December 31, 2018, and decreased by to a loss of $566,649 from a gain of ($408,335) for the years ended December 31, 2019 and 2018, respectively. Since the Company’s reporting currency is Canadian dollars and the Company has significant European operations reporting in Euros and Pound Sterling, the Company is exposed to foreign currency fluctuations.

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Management’s Discussion and Analysis

Provision (refund) for income taxes for the three months ended December 31, 2019 was ($14,574), a decrease of 187% from $16,694 for the three months ended December 31, 2018, and decreased by 45% to $35,101 from $63,679 for the years ended December 31, 2019 and 2018, respectively. For both three-and twelve months ended December 31, 2019 and December 31,2018, the Company had a tax provision created for its Moroccan entity.

Selected Quarterly Information

	2019				2018
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenue	2,288,959	2,296,617	2,093,717	1,784,674	2,111,790	1,665,878	1,840,021	2,026,915
Net income (loss) and comprehensive income (loss)	(488,423)	(255,658)	(648,905)	(1,197,306)	(721,979)	(641,171)	(2,569,814)	(2,471,586)

Net income (loss) per common share (basic and diluted)	(0.007)	(0.004)	(0.010)	(0.018)	(0.011)	(0.009)	(0.038)	(0.036)

Key Quarterly Trends

The Company has made significant improvements over the last eight quarters to stabilize its operations and work towards controlled-profitable growth. A key component of this was its decision to focus its core operations on issuer processing by winding down of its mobile applications in the fourth quarter of 2018. A decrease in revenue from the fourth quarter of 2018 into the first quarter of 2019 resulted from this decision. By exiting the less profitable mobile tokenization business, the Company was able to align its focus towards issuer processing and growing its client base with the introduction of new customers and programs and continue expansion into EMEA and new markets (i.e. Asia Pacific). The company conducted a proof-of-concept (POC) for a Canadian financial service provider in the first quarter of 2018, which is the primary reason revenue in the first quarter of 2018 was higher than the following two quarters. Similarly, the Company concluded a test pilot program for a client in the third quarter of 2019, which resulted in flat revenue between the third and fourth quarters of 2019.

Carta has significantly improved its net loss and comprehensive loss over the past eight quarters. This was primarily due to significant focus on the reduction of operating costs and alignment of these with revenues. Additionally, the wind down of the mobile tokenization business significantly reduced maintenance and support costs. These combined efforts to reduce operating expenses surpassed the decrease in the mobile tokenization revenue stream.

During the fourth quarter of 2019, the Company incurred a net loss of ($488,423) compared to a net loss of ($721,929) for the three months ended December 31, 2018.

The following items outline the key differences between the fourth quarter of 2019 compared to the same period for 2018:

•	Revenue increased by 8% primarily due to the onboarding of new customers and programs focused on issuer processing. Increasing number/volume in transactions also further increased revenue for the fourth quarter 2019.
•	General and administrative expenses were higher (27% higher) in the fourth quarter of 2019 compared to 2018 as a result of increased legal fees and provisions created for doubtful accounts.
•	Increased general and administrative expenses were offset by decreased [i] salary and employee benefit expenses (8% lower), [ii] maintenance and support costs (147% lower) and [iii] restructuring costs (97% lower). These are a result of [i] cost reductions related to restructuring of the business, [ii] reversal of accruals no longer payable in relation to the test pilot program conducted in 2019, and [iii] severance paid in relation to company restructuring in 2018.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2019:

		As at
	December 31, 2019	December 31, 2018

Cash and cash equivalents	817,288	2,692,879
Total assets	3,448,776	6,326,252
Borrowings	1,511,712	-
Total liabilities	5,037,315	5,824,499

Key Balance Sheet Highlights

Cash and cash equivalents for the year ended December 31, 2019 was $817,288, a decrease of 70% from $2,692,879 for the year ended December 31, 2018. This was primarily due to the payment of operating expenses and purchase of capital assets.

Total assets decreased by $2,877,476 or 45% during the twelve months ended December 31, 2019. This was primarily due to the reduction in Cash mentioned above. Trade and other receivables also decreased by $732,047 for the year ended December 31, 2019, in comparison to the prior year, primarily due to 2018 trade and other receivables including some program deliveries that were materially completed but not invoiced by December 31, 2018, and hence accrued for. The Company also changed its accounting treatment of prepaid expenses, causing its balance to decrease, resulting in a further decrease in total assets.

Borrowings for the year ended December 31, 2019 were $1,511,712, an increase of 100% from nil for the year ended December 31, 2018. This was due to the Company completing the definitive documentation for the 2019 Notes $3,000,000 promissory note financing with certain shareholders in December 2019 to fund working capital. The first tranche of $1,500,000 was drawn in December 2019.

Total liabilities decreased by $787,184 or 14% during the twelve months ended December 31, 2019. This was driven by a $1,954,546 decrease in deferred revenue from recognition of revenue, primarily from a test pilot program. Further, trade and other payables decreased by approximately $345,000 for the year ended December 31, 2019, compared to the prior year, primarily due to payments issued to vendors in relation to the wind down of the mobile segment. This was partially offset by the first tranche of the 2019 Notes shareholder financing in the amount of $1,500,000 received in the fourth quarter of 2019.

Summary of Annual Results

The following table provides a summary of selected financial data derived from our financial statements for each of the three most recently completed financial years:

	Years Ended
	December 31,
	2019	2018	2017	% change 2019 vs 2018	% change 2018 vs 2017

Financial Statement Highlights
Total revenue	8,463,967	7,644,604	7,487,417	11%	2%
Net loss after tax	(2,590,292)	(6,404,550)	(12,192,841)	60%	47%
Net loss per share (all classes)	(0.037)	(0.094)	(0.160)
(Basic and fully diluted)
Total assets	3,448,776	6,326,252	7,292,166	(45%)	(13%)
Total liabilities	5,037,315	5,824,499	32,625,245	(14%)	(82%)

Total revenue has trended upwards since 2017. This was primarily due to the shift of Carta’s core operations to issuer processing and the related growth in client and card volumes in existing and new markets. Over the past three fiscal years, Carta’s processing services have expanded to over 40 countries including new regions such as Asia Pacific. The Company also focused on moving towards controlled-profitable growth through existing and new customer relationships.

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Management’s Discussion and Analysis

Net loss after tax has significantly improved over the last three fiscal years. This was primarily due to significant focus on the reduction of operating costs and the alignment of costs with revenues. Further, the exit of the mobile tokenization segment has also significantly decreased maintenance and support costs.

Total assets gradually decreased over the last three fiscal years. 2018 total assets decreased by 13%, compared to the prior year primarily due to the sale of a license to a client that was included in the 2017 trade receivables balance. In the third quarter of 2018, Carta raised $8,650,000 from the issuance of Series A Preferred Shares as part of the 2018 restructuring. These funds were then utilized to pay restructuring fees and fund working capital. Cash utilization during 2019 was the primary reason for the 45% decrease in total assets in 2019, compared to the prior year.

Total liabilities decreased significantly from 2017 to 2018 primarily due to the conversion of $18,282,125 of debt to Series B Preferred Shares in the third quarter of 2018 as part of the 2018 restructuring. Carta further utilized the $8,650,000 raised in the third quarter of 2018, to pay platform maintenance and support costs as part of the process of winding down its mobile tokenization platform, as well as the payment of restructuring costs.

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Management’s Discussion and Analysis

Liquidity and Capital Resources

To date the Company has funded its business activities primarily through the proceeds of share issuances and shareholder loans.

Share Capital

•	Capital raised as of September 28, 2018 totaled $52,808,203 from the issuance of Common Shares to fund business activities.
•	Following the approval by the Company’s shareholders of its capital restructuring in September 2018, the Company reorganized its capital structure through the creation of Series A, B and C Preferred Shares:
o	The Company raised $8,650,000 in exchange for the issuance of 17,300,000 Series A Preferred Shares.
o	The Company issued an aggregate of 25,000,000 Series B Preferred Shares in exchange for the full and final satisfaction of $21,282,124 of debt as of September 28, 2018.
o

The Company issued 25,000,000 Series C Preferred Shares in exchange for all of the then issued and outstanding Common Shares, after taking into account the above-noted transactions, as of September 28, 2018.

•

During 2019, the shareholders of the Company approved, and the Company completed, the issuance of 1,000,000 Series A Preferred Shares to management and directors of the Company for aggregate proceeds of $500,000.

Borrowings

•	On December 11, 2019, and January 29, 2020, Carta issued an aggregate principal amount of $3,000,000 in 2019 Notes, with $1,500,000 principal amount being issued on each date.
•	On July 29, 2020, Carta secured commitments to advance up to $1,500,000 in exchange for 2020 Notes. An aggregate of $750,000 of 2020 Notes were issued as of July 29, 2020, with the holders of the 2020 Notes having committed to advance up to an additional $750,000 at the option of Carta (which Carta intends to exercise in January 2021 prior to closing of the Acquisition, and which Carta is required to have received the proceeds of as a closing condition to the Acquisition in the Agreement).
•	On September 14, 2020, the Company’s subsidiary, Carta Solutions Processing Services Corp., (Morocco) received a COVID-19 loan from the Moroccan government in the amount of approximately $185,000 (1,318,000 Moroccan Dirham) (the “Moroccan Loan”). The amount received by the Moroccan subsidiary is a loan which is repayable over a period of seven years and is subject to a variable interest rate of the lending institution’s benchmark index plus 2.0%. As of the lending date (September 14, 2020) the applicable interest rate was 3.5%.

The Company’s capital requirements consist primarily of working capital needed to fund operations and support a growing business. Sources of funds available to meet such requirements include existing cash balances, cash flow from operations, and capital raised through equity funding or shareholder loans. The Company continues to find means of diversifying its cash inflow sources, particularly by expanding its current customer base. Since its inception, the Company has had committed shareholders that have continued to support the Company. Although the Company has been able to generate sufficient liquidity from operations and financing from existing shareholders, no assurances can be provided that the Company will be able to continue to obtain funds from existing shareholders or new sources of financing.

Proposed Transactions

As outlined above, the Company intends to exercise its option in January 2021, prior to closing of the Acquisition, to receive an additional $750,000 in exchange for the issuance of additional 2020 Notes. The 2020 Notes bear interest at a rate of 15% per annum, compounding monthly, and mature on September 30, 2022. Upon completion of the Acquisition, the 2019 Notes and the 2020 Notes will be transferred to Mogo and subsequently cancelled, with the former holders of the 2019 Notes and the 2020 Notes to be attributed a portion of the Mogo Shares issued pursuant to the Acquisition in exchange for the transfer of their 2019 Notes and 2020 Notes.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and twelve months ended December 31, 2019 and 2018:

	Three months ended		Years ended
	December 31		December 31
	2019	2018	2019	2018
Net cash used in operating activities	(818,895)	(5,943,296)	(2,762,477)	(8,511,000)
Net cash used in investing activities	(377,827)	(268,265)	(315,981)	(120,543)
Net cash provided by financing activities	1,505,885	7,910,780	1,632,274	10,651,124
Net increase (decrease) in cash and cash equivalents	309,163	1,699,219	(1,446,185)	2,019,581

Net cash generated for the three months ended December 31, 2020 was $309,163, driven by $1,500,000 from shareholder promissory notes of which ($818,895) was used to fund working capital. Similarly, the $1,669,219 cash generated in the comparative prior year quarter was driven primarily by the $6,050,000 of additional equity that was raised from shareholders in 2018. However, cash generated from financing activities of $7,910,780 was partially offset by cash used for operations and working capital ($5,943,296) and investing activities ($268,265).

Net cash used in the twelve months ended December 31, 2019 was ($1,446,185). This was primarily driven by ($2,762,477) of cash used for operating activities, however, partially offset by $1,632,274 of funds raised from equity and shareholder loans. Cash generated for the twelve months ended December 31, 2018 was $2,019,581. The cash generated for the twelve months ended December 31, 2018 was driven by $10,651,124 generated from financing activities, which was primarily used to fund operating activities.

Cash used in operating activities

Operating activities consist of our issuer processing platform, mobile tokenization processing and our TPA service inflows and our cash operating expense outflows.

For the three months ended December 31, 2019, cash used in operations was ($818,895) compared to cash used for the three months ended December 31, 2018 of ($5,943,296), an improvement of $5,124,401 or 86% from the prior year. Similarly, in the twelve months ended December 31, 2019, cash used in operations was ($2,762,477) compared to cash used for the twelve months ended December 31, 2019 of ($8,511,000), an improvement of $5,380,797 or 63% from the prior year. The improvements in both the three and twelve months ended December 31, 2019 were primarily due to cash flow savings from reduced operating expenses as a result of our restructuring in the third quarter of 2018.

Cash used in investing activities

Our investing activities consist primarily of purchases of hardware and software.

For the three months ended December 31, 2019, cash used in investing activities was ($377,827), compared to cash used for the three months ended December 31, 2018 of ($268,265), an increase of ($109,562) or 41% from the prior year. For the twelve months ended December 31, 2019 cash used in investing activities was ($315,981), compared to cash used for the twelve months ended December 31, 2018 of ($120,543), an increase of ($195,439) or 162% from the prior year. This is primarily due to new hardware purchases for our data centers in 2019.

Cash provided by financing activities

Our financing activities consist primarily of the issuance of shares (Preferred or Common), borrowings, and the repayment of our debts and obligations under finance leases.

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Management’s Discussion and Analysis

For the three months ended December 31, 2018, cash provided by financing activities was $1,505,885, driven by a $1,500,000 shareholder loan in the fourth quarter of 2019. Comparatively, cash provided for the three months ended December 31, 2018 was $7,910,780. this was primarily driven by cash of $6,050,000 raised in 2018 as part of the restructuring. For the twelve months ended December 31, 2019, cash provided from financing activities was $1,632,274 driven by a $1,500,000 shareholder loan in the fourth quarter of 2019 and $500,000 raised from the issuance of Series A Preferred shares in the third quarter of 2019. These inflows were partially offset by $367,726 in payments for capital leases. Comparatively, cash provided for the twelve months ended December 31, 2018 was $10,651,124. This was primarily driven by the $8,650,000 raised as part of the restructuring in the third quarter of 2018.

Disclosure of Outstanding Shares

The Company’s authorized capital consists of an unlimited number of Common Shares, an unlimited number of Series A Preferred Shares, an unlimited number of Series B Preferred Shares and an unlimited number of Series C Preferred Shares. As of November 27, 2020, the total number of shares of each class outstanding is as follows:

Class of Security	Number outstanding as of November 27, 2020
Common shares (1)	1,000,000
Series A Preferred Shares	18,300,000
Series B Preferred Shares	25,000,000
Series C Preferred Shares	25,300,690

(1)	The Company established its Management Incentive Plan (the “MIP”) effective April 1, 2019 to provide an equity incentive to, and to attract and retain, certain employees, officers and consultants of Carta (the “MIP Participants”). The rights and restrictions attached to the Carta’s Common Shares entitle holders of such Common Shares to receive aggregate proceeds equal to 12.5% of the deemed enterprise value of Carta in excess of $34,150,000 (the “MIP Return”) realized in connection with a change of control or liquidity event, as more particularly described in Carta’s Articles. The MIP Return shall be allocated to the MIP Participants and paid out in priority to the liquidation preference and participation rights of the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares.

MIP Participants received an aggregate of 1,000,000 Common Shares under the MIP. The Company’s articles were amended to reflect that the holders of the Common Shares shall be entitled to the MIP Return, and no other rights to assets of the Company upon a change of control, liquidation or winding up of the Company.

There were an aggregate of 82,182 options to acquire Series C Preferred Shares outstanding to former officers and employees of the Company with a weighted average exercise price of $3.19 and expiring September 21, 2022 (16,436 options at an exercise price of $3.80) and March 21, 2023 (65,746 options at an exercise price of $3.04).

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Management’s Discussion and Analysis

Transactions Between Related Parties

For the three- and twelve- month period ending December 31, 2019, there were no transactions between related parties.

Risk Management

Management’s objectives are to protect the Company and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, and market risk [including currency risk, interest rate risk and other price risk]. These risks are described further in the notes to the Company’s audited consolidated financial statements for the twelve months ended December 31, 2019 and 2018.

Capital Management

The Company has various capital policies, procedures and processes that are utilized to achieve the Company’s objectives for capital management. The Company’s objectives when managing capital are: [i] to maintain flexibility when managing the short-term cash needs of the business and the funding of future growth; and [ii] to manage capital in a manner that balances the interests of the shareholders and debt holders.

The Company’s definition of capital includes equity, borrowings, obligations under finance leases and cash and cash equivalents. The Company manages its capital structure, commitments and maturities and makes adjustments, where required, based on general economic conditions, financial markets, operating risks and working capital requirements. To maintain or adjust its capital structure, the Company may, with approval from its Board of Directors, as required, issue or repay debt and/or borrowings, issue share capital or undertake other activities deemed appropriate. The Board of Directors reviews and approves the annual operating budgets, and any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major capital transactions.

The Company is not subject to any externally imposed capital requirements.

Critical Accounting Estimates

Critical Accounting Estimates are described in the notes to the Company’s audited consolidated financial statements for the twelve months ended December 31, 2019 and 2018.

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2019

The Company has adopted IFRS 16, Leases, as of January 1, 2019. On adoption of IFRS 16, the Company recognized lease liabilities in relation to property leases which had previously been classified as ‘operating leases’ under the principle of IAS 17. Additional information regarding the effects of adoption of IFRS 16 can be found in Note 2 of the Company’s consolidated financial statements for the twelve months ended December 31, 2019 and 2018.

In addition to the standard listed above, several other amendments and interpretations apply for the first time in 2019, but do not have any material impact on the financial results of the Company.

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Management’s Discussion and Analysis

CARTA SOLUTIONS HOLDING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

DATED: November 27, 2020

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 27, 2020 and presents an analysis of the financial condition of Carta Solutions Holding Corporation. and its subsidiaries (collectively referred to as “Carta” or the “Company”) as at and for the three and six months ended June 30, 2020 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim consolidated financial statements and the related notes thereto for the three and six months ended June 30, 20120. The financial information presented in this MD&A is derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Carta” refer to Carta Solutions Holding Corporation and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Carta. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its growth plans and impact of COVID-19.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the management information circular of Mogo (the “Circular”) to which this MD&A is attached at “Cautionary Note Regarding Forward-Looking Information and Risks”, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. A reader should review this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Carta is a software company which provides technology and services that enable financial technology (“fintech”) companies, banks, and corporations to issue payment products to consumers via multiple channels, including physical, virtual and tokenized cards, as well as payment switching and routing services. The Company’s payment processing solutions are provided to program managers, financial institutions and corporations globally. The Company is registered and certified by both MasterCard and Visa International.

Carta provides issuer processing technology and services, which includes authorization, clearing, settlement and reporting for payment transactions. As part of the services provided, Carta participates in the value chain between merchants, payment networks (e.g. MasterCard/Visa) and payment card issuing banks (Issuers) by processing payments. Globally, the majority of Issuers have outsourced the development of their technology infrastructure, including outsourcing transaction processing for Issuer card portfolios, to businesses that provide issuer processing technology and services. Carta’s clients utilize Carta’s issuer processing platform to issue cards and deliver solutions across multiple segments, including, among others, digital banking, corporate, consumer, public sector payments, peer-to-peer money-transfers and lending.

•

In early 2020, the novel coronavirus (“COVID-19”) was confirmed in multiple countries throughout the world and on March 11, 2020, the World Health Organization declared a global pandemic. As a result of the continued uncertain economic and business impacts of the COVID-19 pandemic, the Company has reviewed the estimates, judgments and assumptions used in the preparation of its interim financial statements, including with respect to the reported amounts of assets, credit risk of its counterparties, and determination of whether indicators of impairment exist for its tangible and intangible assets. In particular:

o

Revenue has been impacted negatively during the quarter due to COVID-19. The outbreak has resulted in government authorities and businesses throughout the world implementing numerous measures intended to contain and limit the spread of COVID-19, including travel bans and restrictions, quarantines, shelter-in-place and lock-down orders, and business limitations and shutdowns. These measures have negatively impacted consumer and business spending and payments activity generally and have significantly contributed to deteriorating macroeconomic conditions and higher unemployment in some countries, including those in which Carta has operations. As a result, Carta experienced reduced transaction volumes from its clients. However, the Company has seen signs of recovery. The transaction volumes from our primary clients have increased and trended upwards in the third quarter of 2020.

o

The Company has implemented Company-wide expense reductions and an optimization plan which includes temporary salary reductions of 20% from April until August, 15% for the month of September, 10% for the month of October, and 5% for the month of November. The Company will return to full salaries as of December 1, 2020. These reductions along with workforce rationalization resulted in a cost saving of approximately $200,000 in the second quarter of 2020.

•

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) in order to help employers keep and/or return employees to work in response to challenges posed by the COVID-19 pandemic. The Company received the following amounts from Canadian COVID-19 relief programs:

o

For the six-month period ended June 30, 2020, the Company has recorded $132,429 in COVID-19 related assistance under the CEWS program. The amount has been recorded as a reduction to the related salary expenditure. Subsequent to June 30, 2020, the Company received an additional $206,873 in COVID 19 related assistance under the CEWS program.

o

For the six-month period ended June 30, 2020, the Company has recorded an additional $26,500 in COVID 19 related assistance under the Canadian Temporary Wage Subsidy for Employees (TWSE) program and Prince Edward Island “Emergency Relief Worker Assistance Program.” The amount has been recorded as a reduction to the related salary expenditure.

•

On July 24, 2020, the Company secured commitments to advance up to $1,500,000 in exchange for promissory notes of the Company (the “2020 Notes”). The 2020 Notes bear interest at a rate of 15% per annum, compounding monthly, and mature on September 30, 2022. An aggregate of $750,000 of 2020 Notes were issued as of July 29, 2020, with the holders of the 2020 Notes having committed to advance up to an additional $750,000 at the option of Carta (which Carta intends to exercise in January 2021 prior to closing of the Acquisition, and which Carta is required to have received the proceeds of as a closing condition to the Acquisition in the Agreement).

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Management’s Discussion and Analysis

•	On September 14, 2020, the Company’s subsidiary, Carta Solutions Processing Services Corp. (Morocco) received a COVID-19 loan in the amount of approximately $185,000 (1,318,000 Moroccan Dirham) from the Moroccan government (the “Moroccan Loan”). The amount received by the Moroccan subsidiary is a loan which is repayable over a period of seven years and is subject to a variable interest rate of the lending institution’s benchmark index plus 2.0%. As of the lending date (September 14, 2020) the applicable interest rate was 3.5%.
•	In the three-month period ended June 30, 2020, the Company completed PCI (Payment Card Industry) compliance activities and continues to obtain requisite approvals to expand into the United States (“US”) market.
•	The Company has signed two additional US customers (bringing total to three) with expected “go live” dates scheduled in the first half of 2021. This expansion opens Carta up to one of the largest payments markets in the world and provides additional expansion and revenue diversification opportunities.
•	The Company appointed a new CEO, Peter Kaju (who was CFO prior to this appointment), effective June 1, 2020.

Business combination:

Subsequent to June 30, 2020, the Company announced it has reached a definitive agreement (the “Agreement”) with Mogo Inc. (“Mogo”), a financial technology company focused on empowering consumers with innovative digital financial solutions, pursuant to which Mogo will acquire (the “Acquisition”) 100% of the outstanding securities of the Company in exchange for the issuance of 10 million common shares of Mogo (“Mogo Shares”), which is equal to a purchase price of $41.6 million based on the closing price of the Mogo Shares on the TSX on December 1, 2020. Upon completion of the Acquisition, the 2019 Notes in the aggregate principal amount of $3.0 million and the 2020 Notes in the expected aggregate principal amount of $1.5 million will be cancelled, leaving the $185,000 Moroccan Loan as the Company’s only remaining debt obligations. The Company expects that the Acquisition will generate tremendous opportunities to accelerate the growth of the respective businesses by combining resources and capabilities and will provides Carta with the ability to cross-sell Mogo’s front-end digital platform to provide enhanced value to customers.

The Acquisition will be completed pursuant to a plan of arrangement under the Canada Business Corporations Act, which will require court approval and the approval of not less than 2/3 of the holders of each class of Carta securities. Pursuant to the requirements of the TSX, the Acquisition will need to be approved by at least 50% of the votes cast by Mogo shareholders at a special meeting of Mogo shareholders, which is also expected to be held in January 2021. An information circular detailing the terms and conditions of the Acquisition will be filed with regulatory authorities and mailed to the shareholders of Carta in accordance with applicable laws, in addition to the Circular being mailed to shareholders of Mogo in accordance with applicable laws. The Acquisition will also be subject to regulatory approvals, including the approval of the TSX, in addition to other customary closing conditions, and is expected to close in the first quarter of 2021. The Agreement includes customary deal-protection provisions, including non-solicitation of alternative transactions and break fees payable by Mogo and Carta, respectively, under certain circumstances.

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Management’s Discussion and Analysis

Selected Financial Highlights

The following table sets forth a summary of our results of operations for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue	1,428,997	2,093,717	3,293,330	3,878,381

Expenses
General and administrative	424,482	692,507	671,451	1,323,654
Maintenance and support cost	382,433	372,381	577,014	719,535
Salary and employee benefits	1,000,419	1,303,110	2,328,773	2,711,833
Depreciation and amortization	193,991	288,419	452,727	584,383
Restructuring costs	-	125,002	40,000	318,258

Operating loss	(572,328)	(687,702)	(776,635)	(1,779,282)

Finance Costs	112,052	1,086	222,168	2,110
Loss (gain) on foreign exchange	382,364	370,810	(119,011)	613,817
Provision for income taxes	16,851	16,625	33,545	33,228
Foreign translation adjustments	365,985	(427,318)	113,743	(582,226)

Net comprehensive loss for the period	(1,449,580)	(648,905)	(1,027,080)	(1,846,211)

Key Income Statement Components

Revenue

The following table summarizes total revenue for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Percentage Change	Six months ended June 30,		Percentage Change
	2020	2019		2020	2019
Europe	1,112,134	1,819,197	(39%)	2,478,176	3,342,012	(26%)
Canada	272,439	199,573	37%	604,437	401,921	50%
Others	44,424	74,947	(41%)	210,717	134,448	57%
Total	1,428,997	2,093,717	(32%)	3,293,330	3,878,381	(15%)

Carta derives revenue from three streams: Set-up revenue, monthly transaction revenue (“MTR”) and consulting or change request revenue.

The majority of Carta’s revenue is derived from transaction processing charges or recurring MTR. MTR is generated primarily from processing fees, including maintenance charges for cards on the Carta platform. These monthly fees are determined by the number of transactions processed and number of cards activated, and revenue is recognized on a monthly basis, subject to minimum contracted revenue amounts.

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Management’s Discussion and Analysis

Set-up fees relate to fees charged to customers for initial services to “set-up” and place the customer program on the Carta processing platform. The revenue related to set-ups is recognized on a straight-line basis over the initial life of the contract (typically two or three years), commencing when the set-up services have been completed.

Consulting or change request revenue is driven by customer requests to add features, reports or change functionality from that of the initial design specification of the customer program. Consulting revenue is recognized the month in which the consulting work is completed.

During 2018, Carta decided to focus its core operations on issuer processing and support the latest mobile payment industry technology initiatives. This strategic decision was made as the original payment industry mobile tokenization standard was deemed less profitable and Carta looked to align the cost structure closer to its revenue. This was achieved by focusing on our issuer processing revenue segment and more current mobile based technologies. With this shift, during 2018 and into 2019 the less profitable mobile tokenization revenue (Mobile Tokenization and Token Processing Applications or “TPA”) was intentionally declining allowing for increased focus on the more profitable issuer processing revenue and more current mobile based technologies.

For the three and six months ended June 30, 2020 revenue was $1,428,997 and $3,293,330 as compared to $2,093,717 and $3,878,381 for the three and six month ended June 30, 2019, a decrease of 32% and 15% respectively. The decrease in both the three- and six-month periods, compared to prior periods, are mainly attributed to decreased transaction volumes and delayed projects due to the COVID-19 pandemic in 2020, as well as a test pilot program Carta conducted in 2019.

Revenue by geographic region is as follows:

Revenue in Europe for the three months ended June 30, 2020 was $1,112,134, a decrease of 39% from $1,819,197 for the three months ended June 30, 2019 and decreased by 26% to $2,478,176 from $3,342,012 for the six months ended June 30, 2020 and 2019, respectively. This revenue decrease during the three- and six-month period ended June 30, 2020 was primarily due to the impact of COVID-19 which resulted in the decrease of transactional revenue, and a test pilot program that occurred in 2019.

Revenue in Canada for the three months ended June 30, 2020 was $272,439, an increase of 37% from $199,573 for the three months ended June 30, 2019 an increase of 50% to $604,437 from $401,921 for the six months ended June 30, 2020 and 2019, respectively. This was primarily due to new customers and programs that went live on Carta’s platform between the last half of 2019 and the first half of 2020. New customers and programs contributed approximately $100,000 and $290,000 revenue in Canada, for the three- and six-month periods ended June 30, 2020. The increased revenue from new customers and programs was however partially offset by the impact of COVID-19 causing transactional revenues to be lower when compared to the comparable period in 2019.

Revenue from other regions includes revenue from Barbados. The decrease in other revenue over the three-month period was due to a wind down of the program in Barbados in the second quarter of 2020. Carta also completed a proof of concept in the first quarter of 2020, which increased the other revenue for the six months period ended June 30, 2020.

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Management’s Discussion and Analysis

Operating and other expenses

The following table provides the operating and other expenses for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Expenses
General and administrative	424,482	692,507	671,451	1,323,654
Maintenance and support cost	382,433	372,381	577,014	719,535
Salary and employee benefits	1,000,419	1,303,110	2,328,773	2,711,833
Depreciation and amortization	193,991	288,419	452,727	584,383
Restructuring costs	-	125,002	40,000	318,258
Finance Costs	112,052	1,086	222,168	2,110
Loss (gain) on foreign exchange	382,364	370,810	(119,011)	613,817
Provision for income taxes	16,851	16,625	33,545	33,228
Foreign translation adjustments	365,985	(427,318)	113,743	(582,226)

General and administrative expenses consist primarily of travel and entertainment, professional and consulting services, legal fees, audit and tax fees, marketing, rent and utilities, communication costs and general costs. General and administrative expenses for the three and six months ended June 30, 2020 was $424,482 and $671,451 respectively, a decrease of 39% and 49% from $692,507 and $1,323,654 for the same period in the prior year. The decrease in general and administrative expenses over the three-month period compared to prior year was primarily driven by cost reductions in operating expenses including rents, marketing and travel to offset decreased revenue due to COVID-19 pandemic. These cost reductions equate to $338,530 for the three-month period, however these cost reductions were partially offset with increased insurance fees and a provision created for doubtful accounts, totaling $70,506. The decrease in general and administrative expenses for the six-month period compared to prior year was also primarily driven by the cost reductions in operating expenses including rents, marketing and travel to offset revenue reductions due to the COVID-19 pandemic, totaling $384,643 for this six-month period. General and administrative expenses further decreased by $267,560 for the six-month period ended June 30,2020 due to planned operating costs reductions actioned in the first quarter of 2020, prior to the COVID-19 pandemic.

Maintenance and support costs consist primarily of platform maintenance costs, bin sponsor costs and program hosting fees for the mobile tokenization platform. Maintenance and support costs for the three and six months ended June 30, 2020 was $382,433 and $577,014 respectively, an increase of 3% from $372,381 and a decrease of 20% from $719,535 for the same period in the prior year. The decrease in maintenance and support costs for the three and six month period ended June 30, 2020 was primarily due to higher costs associated with a test pilot program conducted in 2019.

Salary and employee benefits for the three and six months ended June 30, 2020 were $1,000,419 and $2,328,773 respectively, a decrease of 23% and 14% from $1,303,110 and $2,711,833 for the same periods in the prior year. The decrease in the three-month period ended June 30, 2020 compared to the same period in the prior year was primarily due to the temporary salary reductions as discussed above. Additionally, the Company benefitted from the Canadian government funding related to CEWS ($132,429) and other Canadian government funding programs ($26,500) during the three months ended June 30, 2020. The temporary salary reductions and above-mentioned government funding programs also aided the decrease in salary and employee benefits for the six-months ended June 30, 2020, compared to the same period in the prior year. Further, other planned employee departures actioned in the first quarter of 2020, which were not replaced, decreased the six-month salary and benefits costs.

Depreciation and amortization for the three and six months ended June 30, 2020 was $193,991 and $452,727 respectively, a decrease of 33% and 23% from $288,419 and $584,383 for the same periods in the prior year primarily due to our fixed assets in data centers being fully depreciated in 2019, offset with a marginal increase due to purchases of new capital equipment during the three and six months ended June 30, 2020.

There were no restructuring costs for the three months ended June 30, 2020 compared to $125,002 a decrease of 87% to $40,000 from $318,258 for the six-month periods ended June 30, 2020 and June 30, 2019 respectively. The Company continued its 2018 restructuring into 2019. 2020 restructuring fees included severance costs related to departure of a senior manager.

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Management’s Discussion and Analysis

Finance costs for the three and six months ended June 30, 2020 were $112,052 and $222,168, an increase from $1,086 and $2,110 for the same periods in the prior year. This increase was due to the interest costs of the promissory note financing of $3,000,000, which was secured in December 2019 (the “2019 Notes”).

Loss (gain) on foreign exchange for the three months ended June 30, 2020 was a loss of $382,364, an increase of 421%, from a gain of $119,011 for the three months ended June 30, 2019, and decreased by 66% to a loss of $370,810 from a loss of $613,817 for the six months ended June 30, 2020 and 2019, respectively. Since the Company’s reporting currency is Canadian dollars and the Company has significant European operations in Euros and Pound Sterling, the Company is exposed to foreign currency fluctuations.

Foreign translation adjustments for the three months ended June 30, 2020 was a loss of $365,985, an increase of 222%, from a loss of $113,743 for the three months ended June 30, 2019, and decreased by 27% to a loss of $427,318 from a loss of $582,226 for the six months ended June 30, 2020 and 2019, respectively. Since the Company’s reporting currency is Canadian dollars and the Company has significant European operations with Euros and Pound Sterling as the functional currency, the Company is exposed subject to foreign currency translation adjustments on consolidation.

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Management’s Discussion and Analysis

Selected Quarterly Information

	2020		2019				2018
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Total revenue	1,428,997	1,864,333	2,288,959	2,296,617	2,093,717	1,784,674	2,111,790	1,665,878
Net income (loss) and comprehensive income (loss)	(731,118)	(295,962)	(488,423)	(255,658)	(648,905)	(1,197,306)	(721,979)	(641,171)
Net income (loss) per common share (basic and diluted)	(0.011)	(0.004)	(0.007)	(0.004)	(0.010)	(0.018)	(0.011)	(0.009)

Key Quarterly Trends

The Company has made significant improvements over the last eight quarters to stabilize its operations and work towards controlled-profitable growth. A key component of this was its decision to focus its core operations on issuer processing by winding down its mobile applications in the fourth quarter of 2018. A decrease in revenue from fourth quarter of 2018 into the first quarter of 2019 resulted from this decision. By exiting the less profitable mobile tokenization business, this allowed the Company to align its focus towards issuer processing and growing its client base with the introduction of new customers and programs and continue expansion into EMEA and new markets (i.e. Asia Pacific). The Company was able to quickly offset lost revenue from the wind down of mobile tokenization by continuing to focus on growth in the core issuer processing revenue stream and total revenue trended upwards through 2019. However, due to the COVID-19 pandemic, the Company experienced a decrease in transactional volumes and delayed project implementations, resulting in a 19% and 23% revenue decrease in the first half of 2020, respectively. Carta has improved its net loss and comprehensive loss over the past eight quarters primarily due to a combination of revenue growth and expense reductions.

During the second quarter of 2020, the Company incurred a net loss of ($731,188) compared to a net loss of ($648,905) for the three months ended June 30, 2019.

The following items outline the key differences between the second quarter of 2020 compared to the same period for 2019:

•	Revenue decreased by 32%, primarily attributed to decreased transaction volumes and delayed projects due to the COVID-19 pandemic in 2020, as well as a test pilot program Carta conducted in 2019.

•

General and administrative expenses decreased by 39% in the second quarter of 2020 compared to 2019 as a result of cost reductions in operating expenses including rent, marketing and travel to offset decreased revenue due to COVID-19 pandemic.

•

Salaries and benefits expenses decreased by 23% in the second quarter of 2020 compared to 2019, primarily due to the temporary salary reductions implemented as of April 1, 2020. Additionally, the Company benefitted from Canadian government funding related to CEWS ($132,429) and other Canadian government funding programs ($26,500) during the three months ended June 30, 2020.

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at June 30, 2020:

	June 30, 2020	December 31, 2019
Cash and Cash Equivalents	828,618	817,288
Total Assets	3,415,696	3,448,776
Borrowings	3,036,986	1,511,712
Total Liabilities	6,031,315	5,037,315

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Management’s Discussion and Analysis

Cash and cash equivalents for the period ended June 30, 2020 was $828,618, an increase of 1% from December 31, 2019 of $817,288. This increase was primarily due to receipt of the second tranche of the 2019 Notes that was received from Carta shareholders in the first quarter of 2020, in the amount of $1,500,000. The cash receipt of this second tranche of the 2019 Notes was offset by working capital requirements.

Total Assets for the period ended June 30, 2020 were $3,415,696, a decrease of 1% from December 31, 2020 of $3,448,776. The slight decrease in total assets was primarily due to timing of payments received from customers.

Borrowings for the period ended June 30, 2020 was $3,036,986, an increase of 101% from December 31, 2020 of $1,511,712 due to the receipt of the 2nd tranche of the 2019 Notes in the amount of $1,500,000 and variances in accrued interest.

Total Liabilities for the period ended June 30, 2020 were $6,031,315, an increase of 20% from December 31, 2020 of $5,037,315. This was primarily due to the second tranche of $1,500,000 that was received in January 2020 from the 2019 Notes. The funds received from the 2019 Notes were utilized for working capital purposes. Additionally, decreased deferred revenue from recognition of revenue of a test pilot program also further offset the additional debt.

Liquidity and Capital Resources

To date the Company has funded its business activities primarily through the proceeds of share issuances, shareholder loans and cash generated from operating activities.

Share Capital

•	Capital raised to September 28, 2018, totaled $52,808,203 from the issuance of Common Shares to fund business activities
•	Following the approval by the Company’s shareholders for its capital restructuring in September 2018, the Company reorganized its capital structure through the creation of Series A, B and C Preferred Shares:
o	The Company raised $8,650,000 in exchange for the issuance of 17,300,000 Series A Preferred Shares.
o	The Company issued an aggregate of 25,000,000 Series B Preferred Shares in exchange for the full and final satisfaction of $21,282,124 of debt as of September 28, 2018.
o

The Company issued 25,000,000 Series C Preferred Shares in exchange for all of the then issued and outstanding Common Shares, after taking into account the above-noted transactions, as of September 28, 2018.

•

During 2019, the shareholders of the Company approved, and the Company completed, the issuance of 1,000,000 Series A Preferred Shares to management and directors of the Company for aggregate proceeds of $500,000.

Borrowings

•	On December 11, 2019, and January 29, 2020, Carta issued an aggregate principal amount of $3,000,000 in 2019 Notes, with $1,500,000 principal amount being issued on each date.
•	On July 29, 2020, Carta secured commitments to advance up to $1,500,000 in exchange for 2020 Notes. An aggregate of $750,000 of 2020 Notes were issued as of July 29, 2020, with the holders of the 2020 Notes having committed to advance up to an additional $750,000 at the option of Carta (which Carta intends to exercise in January 2021 prior to closing of the Acquisition, and which Carta is required to have received the proceeds of as a closing condition to the Acquisition in the Agreement).
•	On September 14, 2020, the Company’s subsidiary, Carta Solutions Processing Services Corp., (Morocco) received a COVID-19 loan from the Moroccan government in the amount of approximately $185,000 (1,318,000 Moroccan Dirham), as at September 14, 2020 (the “Moroccan Loan”). The amount received by the Moroccan subsidiary is a loan which is repayable over a period of seven years and is subject to a variable interest rate of the lending institution’s benchmark index plus 2.0%. As of the lending date (September 14, 2020) the applicable interest rate was 3.5%.

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Management’s Discussion and Analysis

The Company’s capital requirements consist primarily of working capital needed to fund operations and support a growing business. Sources of funds available to meet such requirements include existing cash balances, cash flow from operations, and capital raised through equity funding or shareholder loans. The Company continues to find means of diversifying its cash inflow sources, particularly by expanding its current customer base. Since its inception, the Company has had committed shareholders that have continued to support the Company. Although the Company has been able to generate sufficient liquidity from operations and financing from existing shareholders, no assurances can be provided that the Company will be able to continue to obtain funds from existing shareholders or new sources of financing.

Proposed Transactions

As outlined above, the Company intends to exercise its option in January 2021, prior to closing of the Acquisition, to receive an additional $750,000 in exchange for the issuance of additional 2020 Notes. The 2020 Notes bear interest at a rate of 15% per annum, compounding monthly, and mature on September 30, 2022. Upon completion of the Acquisition, the 2019 Notes and the 2020 Notes will be transferred to Mogo and subsequently cancelled, with the former holders of the 2019 Notes and the 2020 Notes to be attributed a portion of the Mogo Shares issued pursuant to the Acquisition in exchange for the transfer of their 2019 Notes and 2020 Notes.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2020	2019	2020	2019
Net cash provided (used) in operating activities	(179,630)	(414,479)	(1,406,574)	(1,690,124)
Net cash provided (used) in investing activities	-	-	(3,996)	(151,671)
Net cash provided (used) by financing activities	3,766	(51,909)	1,421,900	(103,817)
Net increase (decrease) in cash and cash equivalents during the period	(175,864)	(466,388)	11,330	(1,945,612)

Net cash used for the three months ended June 30, 2020 was ($175,764), compared to ($466,388) of net cash used for the three months ended June 30, 2019. The improvement is primarily driven from the reduced operating expenses actioned as a response to the COVID-19 pandemic, including temporary salary reductions, as well as government funding received by the Company related to CEWS. The Company additionally negotiated payment deferrals for its capital leases, which further improved cash flow for the three months ended June 30, 2020.

Net cash generated for the six months ended June 30, 2020 was $11,330, driven by $1,500,000 of cash proceeds from the second tranche of the 2019 Notes, which was drawn in the first quarter of 2020. These funds were primarily used for operating activities of ($1,406,574). In contrast, net cash used for the six months ended June 30, 2019 was ($1,945,612). This was primarily driven by ($1,690,124) of operating activities, including the payouts associated with a restructuring that occurred in the third quarter of 2018.

Cash used in operating activities

Our operating activities consist of our issuer processing, mobile tokenization processing and our token processing application service inflows and our cash operating expense outflows.

For the three and six months ended June 30, 2020, cash used for operating activities was ($179,630) and ($1,406,574) respectively, compared to cash used for the three and six months ended June 30, 2019 of ($414,479) and ($1,690,124) respectively, an improvement of $234,849 and $283,550 or 57% and 17% respectively. This improvement was driven primarily by cash flow savings from operating expenses as a result of our cost reduction initiatives, including temporary salary reductions set in place during the COVID-19 pandemic. Further, the Company received government funding related to CEWS and other Canadian government funding programs of $158,929, during the three months ended June 30, 2020.

Cash used in investing activities

Our investing activities consist primarily of purchases of equipment and software.

For the three-month period ended June 30, 2020, cash from investing activities was nil, compared to nil, for the three months ended June 30, 2019. For the six months ended June 30, 2020, cash used in investing activities was ($3,996), compared to cash used for the six months ended June 30, 2019 of ($151,671), a decrease of $147,675 or 97% from the prior year. This was primarily due to the minimal investing activities for the six months ended June 30, 2020.

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Management’s Discussion and Analysis

Cash provided by (used in) financing activities

Our financing activities consist primarily of the issuance of shares (Preferred or Common), borrowings, repayments of our debt and obligations under finance leases.

For the three-month period ended June 30, 2020, cash provided from financing activities was $3,766, compared to cash used of ($51,909) for the three months ended June 30, 2019. The improvement is primarily from the negotiated deferral of payments for the Company’s capital leases. For the six months ended June 30, 2020, cash provided by financing activities was $1,421,900, driven by the $1,500,000 second tranche of the 2019 Notes, received in the first quarter of 2020. The inflow of $1,500,000 was offset primarily by ($103,374) in payments for our capital leases. Comparatively, cash used for the six months ended June 30, 2019 was ($103,817), which was driven by payments for our capital leases.

Disclosure of Outstanding Shares

Our authorized capital consisted of an unlimited number of Common Shares an unlimited number of Series A Preferred Shares, an unlimited number of Series B Preferred Shares and an unlimited number of Series C Preferred Shares. As of November 27, 2020, the total number of shares of each class outstanding is as follows:

Class of Security	Number outstanding as of November 27, 2020
Common shares (1)	1,000,000
Series A Preferred Shares	18,300,000
Series B Preferred Shares	25,000,000
Series C Preferred Shares	25,300,690

(1)

The Company established its Management Incentive Plan (the “MIP”) effective April 1, 2019 to provide an equity incentive to, and to attract and retain, certain employees, officers and consultants of Carta (the “MIP Participants”). The rights and restrictions attached to the Carta’s Common Shares entitle holders of such Common Shares to receive aggregate proceeds equal to 12.5% of the deemed enterprise value of Carta in excess of $34,150,000 (the “MIP Return”) realized in connection with a change of control or liquidity event, as more particularly described in Carta’s Articles. The MIP Return shall be allocated to the MIP Participants and paid out in priority to the liquidation preference and participation rights of the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares.

MIP Participants received an aggregate of 1,000,000 Common Shares under the MIP. The Company’s articles were amended to reflect that the holders of the Common Shares shall be entitled to the MIP Return, and no other rights to assets of the Company upon a change of control, liquidation or winding up of the Company.

There were an aggregate of 82,182 options to acquire Series C Preferred Shares outstanding to former officers and employees of the Company with a weighted average exercise of $3.19 and expiring September 21, 2022 (16,436 options at an exercise price of $3.80) and March 21, 2023 (65,746 options at an exercise price of $3.04).

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Management’s Discussion and Analysis

Transactions Between Related Parties

For the three- and six- month period ending June 30, 2020, there were no transactions between related parties.

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. These risks include credit, liquidity, foreign currency, and interest rate risk, among others, which are described further in the notes to the Company’s interim condensed consolidated financial statements for the three and six months ended June 30, 2020 and 2019.

Capital Management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends and/or issue debt.

Critical Accounting Estimates

The timely preparation of the unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the unaudited interim condensed consolidated financial statements.

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